06012112

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Investor AB

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 04 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34698 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/3/06


Investor

ANNUAL REPORT 2005

Contents

This annual report has been prepared in Swedish and translated into English. In the event of any discrepancies between the Swedish and the translation, the former shall have precedence.

Shareholder information

Annual General Meeting

Investor hereby invites shareholders to participate in the Annual General Meeting on Tuesday, March 21, 2006 at 3.00 p.m. at Cirkus, Djurgårdsslätten 43-45, in Stockholm. Registration for the Meeting begins at 1.30 p.m. *Coffee/tea and pastry will be served before the* Meeting. Representatives from Investor will be available at the Meeting to answer questions.

PARTICIPATION

Shareholders who would like to participate in the Annual General Meeting must be recorded in the register of shareholders maintained by VPC AB on Wednesday, March 15, 2006, and must notify the Company of their intention to attend the Meeting no later than 1.00 p.m., Wednesday, March 15, 2006.

NOTICE OF PARTICIPATION IN THE ANNUAL GENERAL MEETING

Shareholders can give their notice of participation by:

- registering on Investor AB's website, www.investorab.com,
- phoning +46 8 611 2910 (between 9.00 a.m. and 5.00 p.m. CET) or
- completing and mailing the invitation (to obtain an invitation, phone +46 8 611 2910).

NOMINEE-REGISTERED SHARES

In order to be entitled to participate in the Meeting, shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected no later than Wednesday, March 15, 2006. Shareholders are requested to inform their nominees in good time prior to this date.

PROXIES, ETC.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The certificate may not be more than one year old. The power of attorney in the original and the certificate of registration, where applicable, should be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, in good time prior to the Meeting.

REPRESENTATIVES

Shareholders or proxies for shareholders at the Annual General Meeting may take a maximum of two representatives with them to the Meeting. Representatives may be brought to the Meeting only if the shareholder of Investor AB gives notice of their attendance as described above for notification of participation of shareholders.

If you have any questions about the Annual *General Meeting, phone +46 8 611 2910 between* 9.00 a.m. and 5.00 p.m. CET.

Dividend

The Board of Directors and President propose a dividend to the shareholders of SEK 3.50 per share for fiscal 2005. March 24, 2006 has been proposed as the record date. If the proposal is approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on March 29, 2006.

Calendar of events in 2006

- Annual General Meeting, March 21
- Interim Report, January-March, April 20
- Interim Report, January-June, July 11
- Interim Report, January-September, October 12

Information channels

Financial information about Investor can be accessed and ordered on Investor's website www.investorab.com.

Printed information materials

Printed annual reports, interim reports and invitations to the Annual General Meeting are distributed to shareholders in Sweden. All new shareholders in Sweden, when they receive their first financial report, are asked if they would like to receive a printed copy of future interim reports, annual reports and AGM invitations. All shareholders outside Sweden receive copies of all financial reports published by Investor AB.

Investor relations

Oscar Stege Unger: +46 8 614 20 59
oscar.stege.unger@investorab.com
IR Group: +46 8 614 28 00
ir@investorab.com

Internet website

www.investorab.com

Analyses of Investor

Firms that publish analyses of Investor include ABG Sundal Collier, Alfred Berg, ABN Amro, Carnegie, Cheuvreux Nordic, Danske Equities, Enskilda Securities, Evli Bank, Hagströmer & Qviberg, Handelsbanken Securities, Kaupthing Bank Sverige AB, Swedbank Markets, UBS and Öhman Equities.

Long-term value is created by developing imaginative business ideas. And having the power to implement them.

Welcome to Investor

Investor is the largest listed industrial holding company in the Nordic region. Our goal is to generate returns that are in excess of market cost of capital over a business cycle by investing in companies with solid potential for value creation and working to make them best-in-class. We accomplish this by leveraging our knowledge, experience and global network. Investment activities are conducted at offices in Stockholm, Amsterdam, Hong Kong, Menlo Park, New York and Tokyo.

Vision >>

To become a premier builder of best-in-class companies.

Business concept >>

To generate attractive long-term returns by investing in companies with solid potential for value creation and utilizing our experience, knowledge and network to make them best-in-class.

Goal >>

To grow Investor's net asset value in excess of market cost of capital over a business cycle. The current return objective is between 8 and 10 percent.



Highlights of 2005

>> Investor's net asset value increased from SEK 92 bn. to SEK 134 bn.

Read more on page 8

>> The total return on Investor shares was 68 percent.

Read more on page 10

>> All core investments had a positive impact, contributing SEK 39 bn. to the business area's net income. Investor increased its ownership stake in Electrolux. Shares were sold in ABB, AstraZeneca, Scania and SEB.

Read more on page 8

>> The Private Equity Investments business area contributed SEK 6 bn. to Investor's net income.

Read more on page 9

>> Net debt as a percentage of total assets decreased from 15 to 0 percent.

Read more on page 9

>> Jacob Wallenberg took office as Chairman of Investor AB effective the 2005 Annual General Meeting.

Read more on page 30

>> Börje Ekholm became President and CEO on September 1.

Read more on page 4

>> Investor's board decided on a new distribution policy in January 2006.

Read more on page 11

>> The proposed dividend to shareholders is SEK 3.50 per share.

Read more on page 11



Investor at a glance

- Investor AB is the largest listed industrial holding company in the Nordic region. The company was established in 1916 and we are celebrating 90 years of operations in 2006.
- Investor's operations are organized in four business areas: Core Investments, Private Equity Investments, Operating Investments and Financial Investments.
- In 2005, Investor had 139 full-time employees in wholly owned investment operations at offices in Stockholm, Amsterdam, Hong Kong, Menlo Park, New York and Tokyo.
- Jacob Wallenberg is Chairman and Börje Ekholm is President and CEO.
- Investor's net asset value amounted to SEK 134 bn. on December 31, 2005.

Development of net asset value, 10 years (December 31)



200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Net asset value including reinvested dividends, SEK bn.
Net asset value, SEK bn.

INVESTMENTS | PERCENTAGE OF ASSETS | SECTOR EXPOSURE

CORE INVESTMENTS

AstraZeneca, Gambro, Electrolux, Ericsson, WM-data, Saab, Scania, ABB, SEB, OMX, Atlas Copco



86%



Engineering (35%)
Technology (24%)
Healthcare (22%)
Financial Services (19%)

PRIVATE EQUITY INVESTMENTS

The business area consists primarily of unlisted investments in the units:

- Investor Growth Capital - direct investments
- Investor Capital Partners - fund operations
- EQT - fund operations



11%



Engineering (10%)
Technology (41%)
Healthcare (19%)
Financial Services (2%)
Other (28%)

OPERATING INVESTMENTS

3, Novare Human Capital, Grand Hôtel Stockholm - Sweden



2%



Technology (31%)
Other (69%)

FINANCIAL INVESTMENTS

The business area consists of active investments, mainly in listed securities.



1%

The sector exposure is broader and more varied than in other business areas.

Total return



%
60
40
20
0
–20
–40
–60
96 97 98 99 00 01 02 03 04 05

Total return is the measurement that best reflects the performance of shares and is the sum of share price changes and reinvested dividends.

Dividend



SEK/share
6
5
4
3
2
1
0
96 97 98 99 00 01 02 03 04 05[1]
Ordinary dividend, SEK/share
Extraordinary dividend, SEK/share
1) Proposed dividend

FACTS | GEOGRAPHIC MARKETS

CORE INVESTMENTS

- Investor is primarily active in core investments through board work.
- Analysts at Investor's headquarters in Stockholm monitor the core investments and their competitors on a daily basis in order to identify and evaluate value-creating measures. The analysts act as a support function to the board representatives in each company.
- The ownership time horizon is long.
- The business area had an impact of SEK 39.4 bn. on Investor's net income for 2005. All core investments contributed positively to income.
- Shares were acquired in Electrolux. Shares were sold in AstraZeneca, SEB, ABB and Scania.



PRIVATE EQUITY INVESTMENTS

- The Private Equity Investments business area consists of venture capital investments and buyouts. The venture capital activities are wholly owned and buyout activities are partly owned.
- Investors and analysts take an active role in the development of companies by focusing on effective management, strategy, products and markets.
- Activities are conducted according to a classic private equity investment philosophy with an ownership horizon between three and seven years.
- The business area had an impact of SEK 6.0 bn. on Investor's net income in 2005.
- The focus in 2005 was on exits, although 20 new investments were also made.



OPERATING INVESTMENTS

- The Operating Investments business area currently consists of the companies 3 Scandinavia, the Grand Hôtel and Novare Human Capital.
- The ownership time horizon is medium to long term.
- The business area had an effect of SEK –1.6 bn. on Investor's net income in 2005.
- All three holdings continued to expand their business during 2005 and Investor was actively involved on a board and operating level.
- Investor's 2006 Annual General Meeting will decide on selling 50 percent of Novare Human Capital to the company's senior executives.



FINANCIAL INVESTMENTS

- Financial investments are active investments in mainly listed securities.
- The ownership time horizon is short-term.

Financial investments are made on a global basis.

Heading towards an exciting 2006

2005 was a year when our holdings made substantial progress and we had a high level of business activity in Investor. Our net asset value increased by SEK 42 bn. and we realized a significant positive cash flow of SEK 17 bn. to end the year with a marginal net debt position. During 2006, we will continue our work to identify value-creating measures in our holdings. Finding new and attractive investment opportunities is also high on the agenda to ensure that we can continue to achieve attractive returns for our shareholders over the long term.

Positive development for all our core investments

Our core investments developed strongly during 2005, rewarding the companies for the improvements made over the last few years and fueled by a strong underlying business cycle. In the year-end financial statements, core investments had an impact of SEK 39 bn. on Investor's net asset value and all companies contributed positively. During the year, we sold parts of our holdings to increase our financial flexibility.

Strong cash flow from Private Equity Investments

Our private equity investments in EQT, Investor Capital Partners and Investor Growth Capital contributed SEK 6 bn. to the growth in NAV during the year. We have been able to take advantage of a strong exit market and generate gross proceeds from realizations totaling almost SEK 14 bn. over the past two years. Due to the divestiture programs, we have fewer companies in exit stage and consequently it is unlikely we will see similar levels of cash flow during 2006. In 2005, we have selectively invested in new companies and thus continued to build a strong portfolio with attractive return potential for the future.

Positive outlook for 3 Scandinavia

After a strong finish in 2005, 3 Scandinavia reached 461,000 subscribers in Sweden and Denmark by year-end. This was lower growth than expected for the full year. According to market analysts, however, the company has by far the largest share of the 3G market in Sweden. 3 has continued to successfully develop its brand, build out its network and create attractive service offerings. The business case for 3G is strong and we believe that over time more and more mobile users will migrate to mobile broadband to take advantage of the cost-efficient technology and greater bandwidth. As an owner, we are carefully following 3's goals and progress to ensure that we achieve the highest possible return on our investment. We currently believe that future investments in 3 will generate attractive returns.

Healthy long-term value creation for our shareholders

On the whole, 2005 was an outstanding year for Investor. I would like to take this opportunity to thank all our holdings for their successful work during the year. Their positive performance helps us reach our objective to generate sustainable growth in Investor's net asset value, including reinvested dividends, over a business cycle. Over the past ten-year period, Investor's net asset value grew by 13.5 percent per year. The average annualized total return on Investor shares was 15.3 percent during the same period.

Strategic priorities for 2006

After a strong year, I believe it is important to look ahead and continue to work towards specific goals. I would like to point out a few priority areas for us over the next few years.

OWNING COMPANIES WITH VALUE POTENTIAL

One of our most important tasks is to maintain an objective, businesslike view of our holdings and ensure that we have the right portfolio composition for the future. Healthy value creation for shareholders can only be achieved by continuously reviewing our mix of holdings. Over the past two years, we have worked hard to achieve financial flexibility and today we are in a position where we can take advantage of new investment opportunities when they arise. In January 2006, we established a new unit for business development that will continually identify and evaluate potentially attractive investment projects outside areas covered by our present investment units.

CLEAR OWNERSHIP ROLE CONTRIBUTES TO MAKING COMPANIES BEST-IN-CLASS

In our efforts to make or keep our holdings best-in-class, it is important that Investor has a clear ownership role as the largest or second largest owner. We develop a value-creating plan for each holding that typically includes operational benchmarking, goals for profitability and growth, industry restructuring opportunities and capital structure alternatives. We continually evaluate each



Börje Ekholm

Born 1963

Employed 1992

Member of the Management Group since 1997

Previous positions within Investor

Head of New Investments, 1997-2005

CEO, Novare Kapital, 1995-1997

Analyst, Core Holdings, 1992-1995

Board assignments:

Chairman of WM-data AB and Biotage AB

Director of Chalmersinvest AB, Greenway Medical Technologies, Inc. and Tessera Technologies, Inc.

Education:

M.Sc. in Engineering, Royal Institute of Technology, Stockholm,

M.B.A., INSEAD, Fontainebleau

Shares in Investor:

230,296

company's performance, as well as the achievements of their management and board, in relation to the plan. Finding the optimum capital structure is a vital component in our value-creating plan. We must always ensure that our companies have the appropriate balance sheet resources to enable profitable growth over the next three to five years, while avoiding becoming overcapitalized.

Solid foundation for continued value creation in 2006

Investor's strategy remains firm. We will continue to review our mix of holdings to achieve optimum value creation. It is important that we work with our companies so they remain or become best-in-class. To achieve this, we will be long-term in vision but relentlessly impatient in follow-up. With a strong portfolio, a new business-focused management group and a solid balance sheet, we will be able to continue to create competitive returns. This is a tradition that Investor has managed to maintain during its 90-year history and most recently by my predecessor Marcus Wallenberg.

Börje Ekholm

President and Chief Executive Officer

Building best-in-class companies

Substantial long-term value creation in Investor's holdings builds Investor's net asset value and ultimately creates growing value for Investor's shareholders over the long term. We are a committed owner with a clear ownership role and we give our holdings access to our knowledge and experience. We use our global network to recruit the appropriate boards and management teams. We strive to make our holdings best-in-class.

Vision

To become a premier builder of best-in-class companies.

Business Concept

To generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class.

Goals

BASIC GOAL

To grow net asset value, including reinvested dividends, in excess of market cost of capital (risk-free interest rate plus a risk premium) over a business cycle. The current return objective is between 8 and 10 percent.

OTHER GOALS

- The return objective for Core Investments: to exceed the risk-free interest rate plus a risk premium over a business cycle. Currently, 8-10 percent.
- The return objective for Private Equity Investments: an average annualized return of 20 percent on realized investments (IRR) before administrative costs.
- The return objective for Operating Investments: this depends on the risk profile of the investment, but an average annualized return of at least 10 percent on realized investments (IRR) before administrative costs.
- Net debt as a percentage of total assets is not to exceed 25 percent over a longer period.

Strategy

- To invest in companies with value creation potential.
- Contribute to making companies best-in-class.
- Clear ownership role.

Investment strategy

- Medium to large-sized companies in Northern Europe.
- Private equity investments in the United States, Northern Europe and Asia.
- Sectors: Technology, Engineering, Healthcare and Financial Services.

Strategy for achieving our goals

INVESTING IN COMPANIES WITH VALUE CREATION POTENTIAL

Investor selects companies with solid potential for value creation. We achieve healthy value creation by continuously evaluating potential investments in different sectors, developing existing investments and making divestments. This is accomplished by applying the experience and knowledge of our organization and our network.

CONTRIBUTING TO MAKING COMPANIES BEST-IN-CLASS

The companies we invest in are to be best-in-class, or have the potential of becoming best-in-class. To achieve this, it is crucial to have the appropriate board composition and management. By taking an active role in business planning and oversight, board nominations and providing access to our unique network, we help companies create boards and management teams with the right experience and competence. A value-creating agenda is developed in which Investor's objectives for the company are established. This plan functions both as goals and as a basis for discussions with each company.

CLEAR OWNERSHIP ROLE

A clear ownership role is achieved when Investor has a substantial stake and board influence in each company and acts as a responsible long-term owner. We prioritize questions concerning long-term value creation in companies rather than just focusing on short-term results. We are long-term in vision but relentless in follow-up. By creating a clear agenda with our companies, our ownership role becomes clear and we can have a constructive, ongoing dialogue with each company.

BUSINESS CONCEPT AND STRATEGY



Investments
Companies with value potential
Divestments
Clear ownership role
Making companies best-in-class
Network

Investor's business concept is to invest in companies with potential for value creation and make them best-in-class. The strategy for achieving this is to continually evaluate existing investments, invest in new companies with attractive potential and exit companies that cannot become best-in-class long term, or which have reached their full value potential. A clear ownership role is achieved through board influence and a value-creating agenda which is continuously discussed with the companies. The appropriate board and management team is of crucial importance for companies to develop successfully. Our international network is strategically important for identifying investment opportunities, facilitating recruitment and contributing knowledge to the companies, and when divesting holdings.

Investment strategy

Our investment strategy is based on investing in companies with potential for value creation and divesting companies that cannot become best-in-class long term, or which we believe have reached their full potential value. The strategy also involves investing in medium to large-sized companies in Northern Europe and making private equity investments in the United States, Northern Europe and Asia. Investments are currently made in the technology, engineering, healthcare and financial services sectors, where we continue to anticipate attractive development.

Distribution policy

Investor AB's distribution policy is to declare dividends attributable to a high percentage of dividends received from Core Investments, as well as to make a distribution from other net assets corresponding to a yield in line with the equity market. Investor AB's goal is also to generate a steadily rising annual dividend.

Follow-up of goals in 2005

BASIC GOAL

Investor reached its financial goal measured over the past ten-year period. The average growth in net asset value has been 13.5 percent, which can be compared with the risk-free interest rate plus risk premium, which together amount to about 10 percent.

OTHER GOALS

- The return objective for Core Investments: has met the 10 percent return requirement over the past ten years.
- The return objective for Private Equity Investments: has more than met the 20 percent return requirement on realized investments (IRR) over time.
- Net debt/equity ratio was basically 0 percent on December 31, 2005.

Development of the Group

Investor's positive performance continued during 2005. Net income for the full year, including realized and unrealized value appreciation, amounted to SEK 43.9 bn. Both Core Investments and Private Equity Investments contributed strongly to income for the year. Investor's net asset value rose from SEK 92.1 bn. to SEK 134.2 bn. Net debt was reduced from SEK 16.1 bn. to SEK 0.2 bn.

2005 – a strong year for Investor

The majority of our holdings made substantial progress during the year and business activity was on a high level within Investor. The net asset value increased by SEK 42.1 bn., or 46 percent. Strong financial markets enabled a number of successful exits within our Private Equity Investments business area, as well as selected sales of shares in Core Investments. As a consequence of these divestments, net debt declined from slightly more than SEK 16.1 bn. to SEK 223 m. at year-end.

Investor's net asset value increased from SEK 92,086 m. to SEK 134,180 m. during 2005, corresponding to an increase from SEK 120 to SEK 175 per share. The total impact on net income was SEK 43.9 bn. for the full year. Both Core Investments and Private Equity Investments developed strongly. All core investments had a positive effect on income during 2005. Private Equity Investments had a positive effect of SEK 6.0 bn. on net income and the business area's result for the year was attributable to a number of successful exits and value increases, mainly in EQT's funds. Operating Investments had an impact of SEK –1,571 m. on income and Financial Investments' effect was SEK 215 m.

Trend of earnings, Investor Group

SEK m.	2005	2004
Change in value	43,663	9,238
Dividends	2,415	1,710
Operating costs	–475	–558[1]
Other income statement items	–1,745	–1,645
Net income	**43,858**	**8,745**
Dividends paid[2]	–1,735	–1,735
Other	–29	–310
Change in net asset value	**42,094**	**6,700**

1) Including a restructuring cost of SEK 100 m.
2) Dividend to shareholders in Investor AB, SEK 1,726 m. (1,726).

Development of net asset value, 10 years (December 31)



200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Net asset value including reinvested dividends, SEK bn.
Net asset value, SEK bn.

Core Investments

Due to continuing strong demand, cost efficiency gains, positive currency effects and low interest rates, all core investments contributed positively to Investor's operating results during 2005. Core investments had an effect of SEK 39,427 m. on income in 2005 (9,416). AstraZeneca, Atlas Copco and ABB had the greatest effect with SEK 8,650 m., SEK 8,192 m. and SEK 6,886 m., respectively.

Overview of net asset value

	Ownership % (capital)	12/31 2005 SEK/share	12/31 2005 SEK m.	12/31 2004 SEK/share	12/31 2004 SEK m.
Core Investments					
Ericsson	5.0	29	22,094	23	17,305
SEB	17.9	26	20,053	23	17,768
AstraZeneca	3.3	26	20,016	20	15,295
Atlas Copco	15.0	22	16,672	13	9,421
ABB	8.0	17	12,766	10	7,593
Scania	10.7	8	6,116	8	6,134
Gambro	19.9	7	5,940	8	6,487
Electrolux	7.7	6	4,892	4	2,796
Saab	19.8	5	3,674	3	2,496
WM-data	16.3	2	1,778	1	1,012
OMX	10.8	2	1,418	1	1,101
Total		**150**	**115,419**	**114**	**87,408**
Private Equity Investments					
EQT		10	7,791	7	5,492
Investor Growth Capital		8	6,372	10	7,612
Investor Capital Partners		2	1,315	1	792
Total		**20**	**15,478**	**18**	**13,896**
Financial Investments					
Fund investments		1	681	1	593
Active portfolio management		1	644	0	3
Other		0	55	0	192
Total		**2**	**1,380**	**1**	**788**
Operating Investments					
The Grand Group		2	1,505	2	1,425
3 Scandinavia		1	843	1	992
Land and real estate		1	310	1	304
Other		0	99	0	90
Total		**4**	**2,757**	**4**	**2,811**
Other assets and liabilities		–1	–631	4	3,265
Total assets		**175**	**134,403**	**141**	**108,168**
Net debt		0	–223	–21	–16 082
Total net asset value		**175**	**134,180**	**120**	**92,086**

PURCHASES AND SALES

During the year, a total of SEK 909 m. was invested in core investments and consisted of a purchase of shares in Electrolux. The holding was increased in Electrolux due to Investor's assessment that the company's white goods operations and outdoor products have strong value-creating potential as independent companies.

Shares were sold in core investments for SEK 10,293 m. to take advantage of the opportunity to strengthen Investor's balance sheet and profit on previous investments.

Purchases, SEK m.	Amount
Electrolux	909
	909
Sales, SEK m.	
ABB	1,713
AstraZeneca	3,489
Redemption rights, Gambro	1,986
Redemption rights, Atlas Copco	629
SEB	1,926
Scania	550
	10,293

Purchases and sales do not include the exchange between A-shares and B-shares in Atlas Copco.

Trend of earnings, Core Investments

SEK m.	2005	2004
Change in value	37,424	8,007
Dividends	2,163	1,574
Operating costs	–160	–165
Effect on income	**39,427**	**9,416**

Private Equity Investments

2005 was the best year to date for Investor's Private Equity Investments business area. Opportunities for exits were particularly attractive. Investor focused on divestments in order to capitalize on this environment. A clear pattern during 2005 was that a large number of deals were made between financial players. The deal flow and opportunities for new investments were also strong for both buyout and venture capital transactions. Approximately 20 new investments were made.

A total of SEK 4,580 m. was invested during 2005, of which new investments represented SEK 3,596 m. and follow-on investments SEK 984 m. Calculated in SEK, the majority of the investments were made through EQT's funds.

Holdings were sold for SEK 9,268 m. in 2005. The majority of the divestments were made within EQT and Investor Growth Capital.

SEK m.	Purchases	Sales
EQT	3,097	5,658
Investor Growth Capital	1,479	3,606
Investor Capital Partners	4	4
Total	**4,580**	**9,268**

The business area had an effect of SEK 6,022 m. on net income for 2005.

Trend of earnings, Private Equity Investments

SEK m.	2005	2004
Change in value (incl. dividends)		
EQT	4,794	1,124
Investor Growth Capital	945	71
Investor Capital Partners	502	70
Operating costs	–219	–295[1)]
Effect on income	**6,022**	**970**

1) Including a restructuring cost of SEK 75 m.

Operating Investments

The Operating Investments business area had an effect of SEK –1,571 m. on income for the year, of which SEK –1,508 m. was attributable to 3 Scandinavia.

3 Scandinavia is reported as an associated company. In the accounting of associated companies, Investor's share of 3's net operating result is recognized in the income statement.

Financial Investments

The business area had an effect of SEK 215 m. on income for the full year 2005. Approximately half of the positive result was attributable to active portfolio management.

Consolidated net debt

Investor's financial positioned was strengthened considerably during the year. Net debt decreased from SEK 16,082 m. to SEK 223 m. Investor's net debt at year-end 2005 amounted to 0 percent of total assets, compared with 15 percent at the beginning of the year. The change in net debt was primarily attributable to proceeds from the sale of shares in several core investments and private equity investments, and to 3 Scandinavia's repayment of loans.

Standard and Poor's credit rating for Investor has been AA- since 1997. In the first quarter of 2005, Moody's upgraded Investor's credit rating from A3/Prime-2 to A2/Prime-1. In the fourth quarter, Moody's upgraded Investor's A2 rating from stable to positive outlook.

Consolidated costs

Consolidated costs totaled SEK 475 m. in 2005. Of the Group's reported costs for 2005, SEK 219 m. was attributable to Private Equity Investments, which has a business model that involves a higher share of administrative costs than Investor's other business areas. The costs corresponded to 1.4 percent of the value of assets in the Private Equity Investments business area, and the costs for Investor's other investments represented 0.2 percent of their assets. In addition to consolidated costs of SEK 475 m., there were expenses totaling SEK 73 m. for employee stock option programs and restricted stock programs.

Investor shares

Investor is the largest industrial holding company in the Nordic region with a market capitalization of SEK 106 bn. on December 31, 2005 (65). At the end of the year, Investor was the eleventh largest company on the Stockholm Stock Exchange. The total return on Investor shares was 68 percent in 2005 (25), the highest return in more than 15 years. Measured over the past three-year period, the total return has been 201 percent.

Stock exchanges in 2005

2005 was a very strong year for stock exchanges, notably in Sweden, but also in other parts of the world. A consistently strong economy had a positive effect on corporate profits, which was also reflected in stock prices. In Sweden, and internationally, share prices were further impacted by the effects of efficiency programs implemented within companies. On the margin, stock markets were negatively affected by global worries about the rising price of oil, natural disasters and the weaker dollar.

Investor shares

The price of Investor's class B share increased during 2005 from SEK 84.50 to SEK 139.00, or 64 percent. During the same period the price of Investor's class A share rose from SEK 84.50 to SEK 138.00, or 63 percent. The diagram to the right shows the trend for the total return on Investor shares over the past ten-year period. The total return includes share price increases and reinvested dividends. The average annual total return on Investor shares in the past one, five, ten and 20 years has been 68, 4, 15 and 17 percent, respectively.

Total return


%
60
40
20
0
–20
–40
–60
96
97
98
99
00
01
02
03
04
05

Total return and turnover


Index
Number of shares
450
400
300
250
200
150
100
80
160
120
80
40
96
97
98
99
00
01
02
03
04
05
(c) SIX AB
B-share
SIX Return Index (SIXRX)
Number of shares traded, millions per month

COVARIANCE BETWEEN SHARE PRICE AND NET ASSET VALUE

Long-term growth of the net asset value provides the basis for generating an attractive total return for Investor's shareholders in the long run.

The degree of covariance between the share price and net asset value is affected by the market's access to information and how it interprets it – both information about the company and factors in the business environment that might impact the valuation of the company.

During 2005, the correlation has varied between 0.49 and 0.85 (based on 50 days of data) for an average value of 0.69. This is a relatively high correlation, indicating that Investor, as a company, has high transparency, enabling the market to see and react to changes in Investor's net asset value.

Risk and risk-adjusted return

When analyzing investment returns, the risk that a given investment has involved should also be taken into account. One measure of risk is volatility, the variation in a share's price, for example, both in absolute terms and relative to the market. High volatility indicates that a share's price movements have varied sharply. The table below shows the volatility of Investor shares over different periods. The Stockholm Stock Exchange as a whole has lower volatility than Investor's shares, which can be explained by the fact that the exchange consists of a large number of companies. Over time, the volatility of Investor shares has been relatively constant.

The Sharpe ratio is a measure of a share's return in relation to its risk. A high Sharpe ratio indicates a high return in relation to the level of risk. The Sharpe ratio allows the comparison of a risk-adjusted return with different types of assets over time.

Return and risk, 2005

	1 yr	3 yrs	5 yrs	10 yrs	20 yrs
Total return, %	68	201	22	314	2,260
Annual return, %	68	44	4	15	17
Volatility, %	19	24	30	29	33
Sharpe ratio	3.56	1.75	0.05	0.42	0.34

Turnover

The turnover of a company's shares indicates how liquid the shares are – that is, how much the share is traded. Investor's most actively traded shares are class B shares. One method of measuring turnover is to analyze the turnover rate, here defined as the total number of traded shares as a percentage of the total number of shares outstanding in the company. During 2005, turnover in Investor shares totaled 539.8 million shares (593.2), of which 37.2 million were class A shares (34.6) and 502.6 million were class B shares (558.6). This corresponded to a turnover rate of 70 percent (77), compared with 115 percent (114) for the total turnover on the Stockholm exchange. On average, 2.1 million (2.3) Investor shares were traded daily.

Distribution policy and proposed dividend

Investor's private equity investments have reached a level of maturity in recent years and the number of unlisted assets has grown. Against this background, Investor AB's board has decided to renew Investor's former dividend policy, which was based primarily on the Core Investments business area, to comprise all of Investor's activities.

Investor AB's distribution policy is to declare dividends attributable to a high percentage of dividends received from Core Investments, as well as to make a distribution from other net assets corresponding to a yield in line with the equity market. Investor AB's goal is also to generate a steadily rising annual dividend.

The Board of Directors and the President propose a dividend to shareholders of SEK 3.50 per share (2.25), corresponding to SEK 2,685 m. (1,726) or 111 percent (101) of dividends received in fiscal 2005.

Dividend



SEK/share
6
5
4
3
2
1
0
96
97
98
99
00
01
02
03
04
05[1)]
Ordinary dividend, SEK/share
Extraordinary dividend, SEK/share
1) Proposed dividend

Ownership structure

At year-end 2005, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, each with a par value of SEK 6.25. The number of Investor shareholders increased during the year from 131,565 to 134,140.

Structure of share capital on December 31, 2005

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	767,175,030	357,239,262	100.0	100.0

Shareholders statistics according to VPC[1)] on December 31, 2005[2)]

Size of holding	Number of shareholders	Shares as % of share capital
1– 2,000	121,072	6
2,001– 20,000	11,715	8
20,001– 40,000	586	2
40,001– 80,000	282	2
80,001– 200,000	217	4
200,001– 400,000	97	3
400,001– 2,000,000	116	14
2,000,001– 4,000,000	31	11
4,000,001– 8,000,000	13	9
8,000,001–	11	41
	134,140	100

1) Swedish Securities Register Center.

2) Directly registered or registered in the name of nominees.

The ownership structure has remained concentrated in general. In terms of numbers, the largest category of shareholders is private investors, a total of 121,684 or 91 percent of the total number of owners. In terms of the percentage of shares held, institutional owners dominate with 87 percent of the shares being owned by 12,456 institutional owners. The largest single shareholder category is foundations. The Wallenberg foundations jointly own 22.0 percent of the share capital and 46.9 percent of the voting rights.

During the year the percentage of share capital held by foreign shareholders remained at 20 percent and their share of the voting rights at 11 percent. Foreign owners primarily own class B shares. Owners in the United States hold the largest number of shares outside Sweden, equal to 8 percent.

Investor's 15 largest shareholders listed by voting rights on December 31, 2005[1)]

	12/31 2005		12/31 2004	
	% of votes	% of capital	% of votes	% of capital
Knut and Alice Wallenberg Foundation	40.0	18.6	40.0	18.6
EB Foundation	4.9	2.3	4.9	2.3
Skandia Liv	3.9	3.0	4.0	3.1
Nordea's mutual funds	3.7	2.0	4.6	2.8
Marianne and Marcus Wallenberg Foundation	3.5	1.6	3.5	1.6
Robur's mutual funds	3.5	3.8	3.2	4.5
Marcus and Amalia Wallenberg Memorial Fund	2.6	1.2	2.6	1.2
Custodial Trust Company	1.9	0.9	1.9	0.9
SEB	1.6	1.1	1.7	1.3
AMF Pension	1.5	4.1	1.7	4.7
JP Morgan Chase Bank	1.1	1.9	0.9	1.6
Third AP Fund	1.0	0.8	0.7	0.4
Alecta	0.9	2.4	0.6	1.9
State Street Bank and Trust	0.9	2.7	0.6	2.0
SEB's mutual funds	0.7	1.7	0.9	2.4

1) Directly registered, or registered in the name of nominees, with VPC.

Distribution of shareholders (% of capital)



Banks/
insurance companies 10%
Corporations 2%
Mutual funds and
stock funds 5%
Private
investors
10%
Foreign
shareholders
11%
Funds and
foundations 62%

Investment operations

Investor creates value by investing capital in holdings and assuming an active and committed role in their development. Investor's operations are conducted in four business areas: Core Investments, Private Equity Investments, Operating Investments and Financial Investments. The mix of well established, leading companies, growth companies, wholly owned subsidiaries and financial investments spreads risks well and provides a solid base for generating healthy long-term returns to shareholders. Each business area has a different focus, which creates a flexible platform for taking advantage of attractive new investment opportunities in several sectors.

Investor's investments had a combined total value of SEK 135 bn. on December 31, 2005. Eighty-seven percent of the portfolio comprised listed holdings and 13 percent were unlisted. At year-end, the largest investments were in Ericsson, SEB and AstraZeneca, which together represented 46 percent of Investor's total assets. The exposure to the most important sectors was as follows on December 31: Engineering, 31 percent; Technology, 26 percent; Healthcare, 21 percent and Financial Services, 16 percent.


Operating Investments
WM-data
OMX
Financial Investments
Saab
Electrolux
Gambro
Ericsson
Scania
SEB
2005
ABB
Private Equity Investments
AstraZeneca
Atlas Copco
Unlisted 13%
2005
Listed 87%

Below is a brief description of each business area. The Core Investments, Private Equity Investments and Operating Investments business areas are described in more detail in the following sections of this report.

Core Investments

The core investments are well established, international companies that are listed. Since they are quoted on stock exchanges, the assets are liquid and it is easy for Investor to increase or decrease its ownership stake. Due to the high liquidity, the business area has a relatively low risk profile and high financial flexibility. The core investments generate returns in the form of value creation and dividends.

The core investments represent a large percentage of Investor's assets (86 percent on December 31, 2005) and are therefore of crucial importance for the development of Investor's net asset value. The ownership horizon is long for holdings in the business area and our goal is to be the largest or second largest owner with significant influence. Work with the core investments is carried out through board representation. In order to take advantage of business opportunities, we take short positions in our core investments from time to time. These are reported in the Financial Investments business area.

Private Equity Investments

The portfolio of the Private Equity Investments business area comprises mainly unlisted companies in the United States, Northern Europe and Asia. These holdings represent approximately 10 to 15 percent of Investor's total assets (11 percent on December 31, 2005).

The business area conducts structured buyouts of mature companies based upon the evaluation that positive value can be created for a company through some type of restructuring or change process. The Private Equity Investments business area also conducts venture capital activities by making minority investments in young growth companies. Investments are typically made in companies that are on the verge of commercializing a product or service in the technology and healthcare sectors.

The investment cycle is normally three to seven years in private equity investments. Value creation is realized either through initial public offerings or by selling the holding to an industrial company or financial player. The holdings in the business area are more illiquid than companies in the Core Investments business area. Private equity investments involve a higher risk than the core investments but also offer a higher potential return on invested capital. This is reflected in our objective to realize an average annualized return (IRR) of 20 percent or higher. Private equity investments also involve exposure to small and medium-sized companies, new technologies and the underlying geographic markets of Asia, Northern Europe and the United States. Work with the private equity investments is mainly strategic in nature although holdings often work closely with Investor's board representatives on operative issues. Private equity investments generate returns primarily through exits.

Operating Investments

The Operating Investments business area consists of unlisted investments in which we have a controlling interest or significant minority stake or strategic control. The companies in this business area currently have their base in the Nordic region and the ownership horizon is medium to long. On December 31, 2005, the business area represented 2 percent of Investor's total assets.

Financial Investments

In the Financial Investments business area, investments are made in financial instruments, primarily listed ones, such as shares and share-related derivatives in the global finance market. Investments are strictly financial investments in which we, as investors, do not assume an active role in the development of the company we



□ Well established international corporations
□ Listed
□ Holding period: long-term
□ Ownership through significant minority position
□ Value creation and dividends
Core Investments
□ Active investments
□ Mainly listed
□ Global diversification
□ Holding period: short-term
□ Passive ownership
□ Capital gains
Private Equity Investments
NETWORK
COMPETENCE
EXPERIENCE
Financial Investments
□ Small and medium-sized companies
□ Mainly unlisted
□ United States, Northern Europe and Asia
□ Holding period: medium-long term
□ Minority to majority ownership
□ Value creation and exits
Operating Investments
□ Small and medium-sized companies
□ Unlisted
□ Scandinavia
□ Holding period: medium to long term
□ Controlling interest or minority with influence
□ Value creation

invest in. The ownership horizon is therefore short. The business area includes Investor's active portfolio management activities, which have the task to generate attractive returns and analyze the flow of market information. The transactions of the business area are under strict risk management control. On December 31, 2005, the business area represented 1 percent of Investor's total assets.

Administrative expenses

Assets valued at approximately SEK 119 bn. are managed within the Core Investments, Operating Investments and Financial Investments business areas at a cost of SEK 256 m., representing an administrative expense of 0.2 percent.

The Private Equity Investments business area manages assets valued at approximately SEK 15 bn. at a cost of SEK 219 m., corresponding to an administrative expense of 1.4 percent. You can read more about the Group's costs on page 9.

Factors in the business environment that affect Investor's operations

In addition to business activities that Investor can control, the company is affected by a number of external factors:

- the macroeconomic situation, such as growth, interest rates and exchange rate changes (see Note 28, page 78 for more information about currency effects),
- general stock market trends (87 percent of Investor's holdings are listed),
- the geopolitical situation and the effects it has on the economy and stock markets, and
- the climate for initial public offerings, which is significant for the Private Equity Investments business area.

Historical development of the portfolio

The composition of Investor's portfolio of companies has varied over time in terms of, for example, exposure to geographic markets, sectors and the percentage of listed and unlisted holdings. Investing in companies in new attractive markets and industries, and divesting holdings from time to time, is a natural part of the value creation process. In 1995, we started to build up the business area that we call Private Equity Investments today. This has involved gradually increasing exposure to unlisted growth companies in the technology and healthcare sectors in the United States, Northern Europe and Asia. In 1999, the share of unlisted holdings was 5 percent.

In 2001, Investor divested Stora Enso, SKF and SAS and acquired additional shares in Ericsson and SEB. This resulted in increased exposure to the IT/telecom sectors and financial services segment and Investor's exit from the forest industry sector. The change was part of Investor's strategy to focus the portfolio and increase its exposure to growth industries. Synergies were also achieved between the core investments and private equity operations by having a common sector focus.

During the stock market downturn from 2000 to 2003, Investor continued to support and invest in companies such as ABB and Ericsson, but also in promising companies in the private equity market. During this period and up to 2005, we have built and developed 3 Scandinavia, which has also added to the growing percentage of unlisted companies in Investor's portfolio. In 2005, we sold parts of our holdings in the core investments and also increased our holding in Electrolux.

Core Investments



86%

Core investments are companies with international operations in which Investor has a clear ownership role with significant influence. The core investments are well established and have strong market positions in their sectors and industries. Investor has 11 core holdings today: ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, Saab, Scania, SEB, OMX and WM-data.

Clear ownership role creates long-term value

To have a clear ownership role, it is important that we have sufficient influence in order to contribute effectively to the development of the core investments. Therefore, we are normally the largest or second largest owner in all our core investments. Our commitment and influence is channeled mainly through board work and involves, among other tasks:

- appointing CEOs,
- helping to define and track the business focus and general strategic and operational objectives,
- deciding on the capital structure, dividend policies, investments, structural deals, and
- carefully monitoring the financial performance and reporting of companies.

Focusing on board nominations

Since our work with the core investments is primarily through boards, ensuring that boards have the right composition is central. For successful and dynamic board work, it is important to have a proper balance of members with different competence and experience, and of different nationality and gender. Work on the nomination committees of companies is therefore significant. We work with the nomination of board members on the basis of the company's present and future strategy and an evaluation of the board and the company's performance. We strive to have at least two board representatives from Investor's network in each core investment.

Networks help build leading companies

Some of the most important tasks of the network are to generate business opportunities and function as a recruitment base for the boards and management of core investments. Since suitable board and management team members are of crucial importance for the development of all companies, poeple are always recruited to these positions with the company's specific needs at the center.

Being able to retain high-performance managements and boards over time is an important aspect. Thus, in a relatively small market with competition from international players and private equity companies, it is essential to offer competitive compensation programs in the core investments in order to achieve the best positive value creation for the company's shareholders. In our opinion, companies and shareholders benefit when board members use part of their fees to acquire shares in the company.

Giving companies access to our network is another important aspect of our work with the core investments. Examples can be different types of meetings in the network to exchange experience and knowledge on subjects of current interest. These meetings develop the network and its collective competence benefits the core investments.

CORE INVESTMENTS

Return objective: The risk-free interest rate plus a risk premium over a business cycle. Currently, 8 to 10 percent.

Strategy:
- To identify and evaluate value-creating measures
- To appoint the appropriate board
- To assess performance

Sectors: Healthcare, Engineering, Technology and Financial Services



- Engineering (35%)
- Technology (24%)
- Healthcare (22%)
- Financial Services (19%)

EBIT margin



%
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005

- Reported EBIT margin adjusted for major extraordinary items.
- Return on equity is used for SEB.
- ABB and AstraZeneca in accordance with U.S. GAAP.
- 2005 in accordance with IFRS, except ABB and AstraZeneca.

The above diagram shows the development of the EBIT margin for core investments from 2000 to 2005. Margins in 2005 have doubled since 2002 and reflect a strong economy but also successful value-creating activities in the core investments.



Comprehensive analyses of companies and industries

Investor's board representatives in the core investments are supported by analysts who monitor the companies, their competitors and markets. This cooperation between board representatives and Investor's analysts takes place in business teams. Each core investment is ranked as the basis for this analytical work. In the ranking process, the attractiveness of the industry and potential of the companies are analyzed, which also includes operational benchmarking of the companies against competitors.

The fact that the pharmaceutical industry is more profitable than the white goods industry is relevant, but comparing the profitability of Electrolux with AstraZeneca does not say much about each company's performance. Instead, it is more relevant to compare Electrolux with Whirlpool and other competitors, while AstraZeneca is to be evaluated relatively towards its competitors. This comparison is very important since Investor's goal is that companies are to be best-in-class.

To analyze the attractiveness of an industry, growth, profitability and structure are evaluated. The Porter model is used to analyze the industry's structure, in which an estimate is made of the industry's competitive forces, entrance barriers, the company's position relative to suppliers and buyers, and potential substitutes for the company's products and services. In order to estimate the potential of companies, we benchmark them against relevant competitors on the basis of growth and profitability criteria. The company's quality is also evaluated according to strategy, corporate culture, management, market position and organization.

Financial and operational stability is also considered. To decide whether Investor should remain committed to a core investment, we evaluate if the company has the prerequisites to become best-in-class and have strong value-creating potential. When companies do not meet these criteria, we work to find an attractive divestment opportunity and an appropriate ownership structure for the company.

Business teams develop value-creating agendas

Based on the above analysis, value-creating agendas are developed for each core investment. In each plan, we set goals for the company for profitability, growth, the company's structure and its capital structure.

Valuation



180
160
140
120
100
80
60
40
20
0
20
20
20
20
Operational improvements, profitability
Additional opportunities for growth
Financial structure
Structural changes
Present market value
Value after value-creating measures,excluding structural changes
Value after implemented plan for value creation

□ Original market value
■ Increase in value as a result of value-creating measures

OVERVIEW OF CORE INVESTMENTS

	Number of shares[1] 12/31 2005	Share of capital[2] 12/31 2005,%	Share of votes[2] 12/31 2005,%	Share of total assets 12/31 2005,%	Market value SEK/share 12/31 2005	Market value SEK m. 12/31 2005	Net purchases (+)/sales(–) SEK m. 2005	Market value, SEK m. 12/31 2004
Engineering								
Atlas Copco	94,364,913	15.0	21.0	12	22	16,672	–658[3]	9,421
ABB	166,330,142	8.0[4]	8.0[4]	10	17	12,766	–1,713	7,593
Scania[5]	21,495,450	10.7	19.3	5	8	6,116	–550	6,134
Electrolux	23,688,871	7.7	26.0	4	6	4,892	909	2,796
				31	53	40,446		25,944
Technology								
Ericsson	810,393,516	5.0	19.4	16	29	22,094		17,305
Saab	21,611,925	19.8	38.0	3	5	3,674		2,496
WM-data	70,265,500	16.3	29.3	1	2	1,778		1,012
				20	36	27,546		20,813
Healthcare								
AstraZeneca	51,587,810	3.3[6]	3.3[6]	15	26	20,016	–3,489	15,295
Gambro	68,468,225	19.9	26.3	4	7	5,940	–1,986[7]	6,487
				19	33	25,956		21,782
Financial Services								
SEB	123,027,895	17.9	18.5	15	26	20,053	–1,926	17,768
OMX	12,950,507	10.8	10.8	1	2	1,418		1,101
				16	28	21,471		18,869
Total				86	150	115,419	–9,413	87,408

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Refers to transactions in the fourth quarter and the sale of redemption rights in Atlas Copco's share redemption program.
4) Calculated in accordance with Swiss disclosure regulations.
5) Calculated on the basis of full dilution and excluding any repurchased shares. Calculated on the basis of the total number of outstanding shares before the cancellation of Scania shares (related to the acquisition of Ainax shares), Investor's holding is 16% of the votes and 9% of the capital.
6) Calculated in accordance with British disclosure regulations.
7) Refers to the sale of redemption rights in Gambro's share redemption program.

Investments

The profitability goal of each core investment is analyzed mainly by comparing it with the objectives of competitors and identifying potential measures for long-term improvements in margins. To estimate growth, the company's potential for organic expansion is analyzed. Structural measures through acquisitions or mergers are another way for a company to create growth. In some situations, value-creating measures are realized by focusing or streamlining the company's structure.

Identifying an optimal capital structure for each core investment is another important issue. As a principle, the companies should have a capital structure that allows the type of value-creating investments that the company should make and also give it some freedom of action in acquisition situations. In cases when the company has surplus capital that cannot be invested for an attractive return, this capital is to be distributed to the shareholders.

Value-creating plan allows for dialogue and relentless follow-up

Goals and their follow-up on the basis of the value-creating agenda is a central aspect of our dialogue with core investments. The agenda allows constructive discussions with their management about profitability, growth and capital structure. Through continuous and relentless follow-up of the plan, we can evaluate each company's performance and the work of the board and management, allowing us, as an owner, to create value in the core investments.

Impact of core investments on income, 1/1-12/31 2005


AstraZeneca 8,650
Atlas Copco 8,192
ABB 6,886
Ericsson 4,992
SEB 4,814
Gambro 1,527
Electrolux 1,316
SAAB 1,259
Scania 854
WM-Data 780
OMX 317
-1,000 1,000 3,000 5,000 7,000 9,000 SEK m.

During 2005, the core investments contributed SEK 39.4 bn. to Investor's income. The above diagram shows the impact of each company on net income. All core investments contributed positively in 2005. AstraZeneca, Atlas Copco and ABB had the greatest effect, followed by Ericsson and SEB.


16% of total assets

ERICSSON

Investor's holding in Ericsson
Share capital: 5.0%
Voting rights: 19.4%
Market value of holding: SEK 22,094 m.
Sector: Technology
No person from Investor's management or board serves on Ericsson's board.
Chairman: Michael Treschow
President and CEO: Carl-Henric Svanberg

Total return, Index = 100 = 12/31 1995


2,000
1,500
1,000
500
0
95 96 97 98 99 00 01 02 03 04 05
Ericsson
Stockholm Stock Exchange (SIXRX)

Source: SIX AB

Ericsson is a world-leading provider of telecommunications equipment and related services. Customers include mobile and fixed network operators globally, with more than 1,000 networks in 140 countries utilizing Ericsson's network equipment. Ericsson is one of the few companies worldwide that can offer end-to-end solutions for all major mobile communication standards.

Key figures	2005	2004
Sales, SEK bn.	151.8	132.0
Operating income	33.1	26.7
Operating margin, %	21.8	20.2
Net income after tax	24.3	17.5
Earnings per share, SEK	1.53	1.11
Dividend per share, SEK	0.45	0.25
Book equity, SEK bn.	104.7	80.4
Equity/assets ratio, %	50	43
Market capitalization, SEK bn.	440.7	342.6
Number of employees	56,055	50,534

ERICSSON IN 2005: During the year, Ericsson strengthened its market-leading position in mobile infrastructure at the same time as the company's profitability continued to be the highest in the industry. In managed services for telecom operations, the company captured a number of breakthrough orders of substantial size, such as record-high contracts with 3 U.K. and 3 Italy. The acquisition of strategic parts of Marconi's telecom business in the U.K. has also complemented Ericsson's product portfolio in fixed telephony, broadband and transmission.

INVESTOR'S VIEW OF ERICSSON: During the year, Ericsson consolidated its leading position in the industry in terms of both profitability and growth. In addition to the very satisfactory development of mobile systems business, strong growth in services and the acquisition of Marconi will give Ericsson a stronger and broader position for the future. Due to these strategic measures, we believe that Ericsson is well equipped for meeting challenges and opportunities going forward.

www.ericsson.com

15% of total assets

SEB

Investor's holding in SEB
Share capital: 17.9%
*Voting rights:*18.5%
Market value of holding: SEK 20,053 m.
Sector: Financial Services
Serving on the board are the following people from Investor's management or board:
Jacob Wallenberg (Vice Chairman)
Chairman: Marcus Wallenberg
President and CEO: Annika Falkengren

Total return, Index = 100 = 12/31 1995


600
400
200
0
95 96 97 98 99 00 01 02 03 04 05
SEB
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

The SEB Group is a North European financial group for corporate customers, institutions and private individuals with ten home markets in the Nordic and Baltic countries, Germany, Poland and the Ukraine. SEB has approximately 680 branch offices and 5 million customers and operates within retail and private banking, merchant banking, investment banking, asset management and life insurance.

Key figures	*2005*	*2004*
Total operating income, SEK bn.	34.2	29.9
Operating profit	11.2	10.0
Net profit after tax	8.4	7.4
Earnings per share, SEK	12.58	10.83
Dividend per share, SEK	4.75	4.35
Total assets, SEK bn.	1,890	1,607
Total capital ratio, %	10.83	10.29
Assets under management, SEK bn.	1,118	886
Book equity, SEK bn.	56.7	51.7
Market capitalization, SEK bn.	115.0	90.4
Number of employees	18,948	17,772

SEB IN 2005: Due to increased demand and strong financial markets, SEB's business volumes and revenues rose substantially, despite stiff competition. Organic growth and acquisitions strengthened the bank in terms of products and geographic markets. Examples are the purchase of Privatbanken in Norway and a life insurance company in Denmark. Following these acquisitions, SEB is now present in the affluent segment in all Nordic countries. In the fourth quarter, Annika Falkengren took over as SEB's new President and CEO.

INVESTOR'S VIEW OF SEB: 2005 was a very good year for SEB in which expansion initiatives and operational efficiency improvements led to very strong results. The company's strong position in the Baltic countries and Eastern Europe will provide additional growth opportunities for the future. For 2006, it will be important for SEB to turn around the declining performance of its retail banking operations in Germany and continue to improve cost efficiency. It is important for the company to realize the full potential of the SEB platform for healthy profit growth over the long term.

www.seb.se

15% of total assets

AstraZeneca

Investor's holding in AstraZeneca
Share capital: 3.3%
Voting rights: 3.3%
Market value of holding: SEK 20,016 m.
Sector: Healthcare
Serving on the board are the following people from Investor's management or board:
Håkan Mogren (Non-Executive Deputy Chairman)
Chairman: Louis Schweitzer
President and CEO: David Brennan

Total return, Index = 100 = 12/31 1995


600
400
200
0
95 96 97 98 99 00 01 02 03 04 05
AstraZeneca
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

AstraZeneca is one of the world's leading pharmaceutical companies focused on research in medicines and pharmaceuticals in six important areas of medical need: cancer, cardiovascular, gastrointestinal, infection, neuroscience, and respiratory and inflammation. The company's products are available in more than 100 countries with the United States, Europe and Japan being the most important markets. Customers are in both primary and specialist healthcare.

Key figures	2005	2004
Sales, USD m.	23,950	21,426
Operating profit	6,502	4,547
Operating margin, %	27.2	21.2
Net profit after tax	4,724	3,683
Earnings per share, USD[1]	2.91	2.01
Dividend per share, USD	1.3	0.940
Book equity, SEK m.	13,597	14,404
Equity/assets ratio, %	55	56
Market capitalization, SEK bn.	616.1	397.3
Number of employees	65,000	64,000

1) Before exceptional items

ASTRAZENECA IN 2005: Strong growth from its key products and further improvements in efficiency contributed to AstraZeneca's strong financial performance with the company's operating profit increasing by 39 percent for the full year at constant exchange rates. Combined sales of the five key growth products Nexium™, Seroquel™, Crestor™, Arimidex™ and Symbicort™ increased by 27 percent. The development pipeline was further strengthened. The number of products in early or late development stage increased during the year.

INVESTOR'S VIEW OF ASTRAZENECA: AstraZeneca has delivered strong results and stands firmly as one of the world's leading pharmaceutical companies. The drug industry is in a transformation phase but the company is well positioned with a very competitive product offering in the primary and specialist healthcare sectors. AstraZeneca's initiatives to expand its product and discovery portfolio, organically and by means of acquisitions, are important for the company's continuing strong performance.

www.astrazeneca.com

12% of total assets

Atlas Copco

Investor's holding in Atlas Copco
Share capital: 15.0%
Voting rights: 21.0%
Market value of holding : SEK 16,672 m.
Sector: Engineering
Serving on the board are the following people from Investor's management or board:
Sune Carlsson (Chairman),
Jacob Wallenberg (Vice Chairman),
Ulla Litzén
Chairman: Sune Carlsson
President and CEO: Gunnar Brock

Total return, Index = 100 = 12/31 1995


1,000
800
600
400
200
0
95 96 97 98 99 00 01 02 03 04 05

— Atlas Copco — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Atlas Copco is a global industrial group headquartered in Stockholm. The Group operates through a number of divisions within four business areas: Compressor Technique, Construction and Mining Technique, Industrial Technique, and Rental Service.

Key figures	2005[1]	2004
Sales, SEK m.	52,742	43,192
Operating income	9,403	6,651
Operating margin, %	17.8	15.4
Net profit after tax	6,364	4,430
Earnings per share, SEK[2]	10.43	7.41
Dividend per share, SEK	4.25	3.0
Book equity, SEK m.	25,716	22,536
Equity/assets ratio, %	47	47
Market capitalization, SEK bn.	107.4	61.3
Number of employees	27,515	25,015

1) Excluding income from discontinued operations totaling SEK 217 m. in 2005 and SEK 241 m. in 2004.
2) Including discontinued operations and adjusted for share split

ATLAS COPCO IN 2005: Strong demand for products and services, improved market positions and successful launches of new products resulted in record sales and profits for Atlas Copco in 2005. During the year, the company made several divestments of strategic importance and also complemented its core operations with a number of small and medium-size company acquisitions. Surplus cash from the divestment of the electric tools business was distributed to shareholders through a compulsory redemption process. After successfully restructuring the Rental Service operations, Atlas Copco decided in the beginning of 2006 to sell the business area.

INVESTOR'S VIEW OF ATLAS COPCO: Atlas Copco's industrial operations are conducted in mature but attractive niche markets. Atlas Copco is a leader in these markets, a position that the company is successfully leveraging. Compared with its international competitors, Atlas Copco is performing best-in-class. In view of Atlas Copco's leading market positions, strong corporate culture and high operational efficiency, we believe that Atlas Copco has good prospects for the future.

www.atlascopco-group.com

10% of total assets

ABB

Investor's holding in ABB
Share capital: 8.0%
Voting rights: 8.0%
Market value of holding: SEK 12,766 m.
Sector: Engineering
Serving on the board are the following people from Investor's management or board:
Jacob Wallenberg
Chairman: Jürgen Dormann
President and CEO: Fred Kindle

Total return, Index = 100 = 12/31 1995


600
400
200
0
95 96 97 98 99 00 01 02 03 04 05

— ABB — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

ABB is a global leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries with Europe, the United States and Asia being the most important markets.

Key figures	2005	2004
Sales, USD m.	22,442	20,610
Operating income	1,742	1,046
Operating margin, %	7.8	5.1
Net income after tax	735	–35
Earnings per share, USD	0.36	–0.02
Dividend per share, CHF	0.12	0
Book equity, SEK m.	3,142	2,530
Equity/assets ratio, %	14	10
Market capitalization, SEK bn.	159.4	77.2
Number of employees	104,000	102,500

ABB IN 2005: Operational improvements and market strength contributed to a very positive trend of revenues and margins for ABB during the year. The company was able to take advantage of the strong market conditions in the power and automation sectors and restructured operations to boost profitability. At year-end, a new business organization was established to better reflect the company's operations. With the revised plan of reorganization for the Combustion Engineering subsidiary in the United States, the company is now close to settling its asbestos liability issue.

INVESTOR'S VIEW OF ABB: During the year the company strengthened its positions and improved profitability faster than expected. To reach its goals for 2009, ABB will have to continue to streamline its operations and improve margins. With an increased need for energy, demand for industrial efficiency improvements and growing environmental awareness, the company has good prospects for developing.

www.abb.com


5%
of total
assets

SCANIA

Investor's holding in Scania
Share capital: 10.7%
Voting rights: 19.3%
Market value of holding: SEK 6,116 m.
Sector: Engineering
Serving on the board are the following people from Investor's management or board:
Sune Carlsson (Vice Chairman)
Chairman: Bernd Pischetsrieder
President and CEO: Leif Östling

Total return, Index = 100 = 4/1 1996


400
300
200
100
0
95 96 97 98 99 00 01 02 03 04 05

— Scania — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Scania is a leading manufacturer of heavy trucks and buses, as well as industrial and marine engines. The company also markets and sells a broad range of service-related products and financing services. Scania operates in more than 100 markets, mainly in Europe, Latin America, Asia, Africa and Australia. Europe and Latin America are the most important markets, where Scania also has its production. Most of the company's customers operate in the transportation industry and range from small trucking firms to major transportation companies in the private and public sector.

Key figures	2005	2004
Revenues, SEK m.	63,328	56,788
Operating income	6,859	6,599
Operating margin, %	10.8	11.6
Net income after tax	4,665	4,316
Earnings per share, SEK	23.33	21.57
Dividend per share, SEK	15.00	15.00
Book equity, SEK m.	23,736	21,433
Equity/assets ratio, %	30	30
Market capitalization, SEK bn.	64.8	52.6
Number of employees	30,765	29,993

SCANIA IN 2005: Scania had a strong year in 2005, with a healthy trend in order bookings for trucks and buses. Despite high energy and material costs, profitability remained on a high level. Service-related sales reached new peak levels and accounted for 19 percent of revenues for the full year. Scania is gaining recognition for its work to improve the environment and road safety. During the year, the company completed its offer for Ainax, which is now a subsidiary. Scania intends to carry out a liquidation of Ainax during 2006.

INVESTOR'S VIEW OF SCANIA: High profitability, a successful modular concept and a premium brand make Scania a best-in-class company. In order to maintain its leadership, it is important that future engine generations comply with coming environmental regulations in a cost-effective manner. Due to strong economic growth in Eastern Europe, Russia and Asia, these markets will most likely gain in importance for the company's long-term development.

www.scania.com


4%
of total
assets

GAMBRO

Investors andel av Gambro
Share capital: 19.9%
Voting rights: 26.3%
Market value of holding: SEK 5,940 m.
Sector: Healthcare
Serving on the board are the following people from Investor's management or board:
Håkan Mogren (Vice Chairman)
Adine Grate Axén
Chairman: Claes Dahlbäck
President and CEO: Sören Mellstig

Total return, Index = 100 = 12/31 1995


600
400
200
0
95 96 97 98 99 00 01 02 03 04 05

— Gambro — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Gambro is a medical technology company specializing in renal care and blood component technology. Gambro Renal Products develops and supplies products, therapies and services in the dialysis field. Gambro Healthcare provides renal care services and Gambro BCT develops and sells products and services for blood component collection and cell therapies. Gambro is a global company with employees in around 40 countries. The company's most important markets are the United States, Europe and Japan.

Key figures	2005[1]	2004[2]
Revenues, SEK m.	14,685	13,404
Operating income, EBITDA	2,792	2,248
Operating margin, %	19.0	16.8
Net income after tax	1,906	1,579
Earnings per share, SEK	5.43	4.37
Dividend per share, SEK	1.30	1.30
Book equity, SEK m.	18,457	18,387
Equity/assets ratio, %	62	57
Market capitalization, SEK bn.	29.9	32.5
Number of employees	11,759	21,279

1) *Excluding the capital gain on the divestiture of MacGREGOR, SEK 408 m., and the capital gain on the divestment of Gambro Healthcare US, SEK 7,211 m.*
2) *Excluding a charge of SEK 2,672 m. to provide for a settlement with the U.S. Department of Justice.*

GAMBRO IN 2005: During the year, Gambro's revenue growth was higher than market growth in all business areas. Margins improved over last year. The divestment of Gambro Healthcare US was finalized and a redemption program was carried out in connection with the sale. Gambro Renal Products signed product agreements with DaVita and Baxter.

INVESTOR'S VIEW OF GAMBRO: With the agreements with DaVita and Baxter, Gambro Renal Products' volume growth is increasing and its global position was strengthened. However, it is important for Gambro to implement measures to improve margins in this business. The blood component technology field is a very attractive niche market with high margins and strong growth potential. Investments in research and new product launches should further advance BCT's position in this area. The company is well capitalized, which gives Gambro the flexibility to invest in growth.

www.gambro.com


4%
of total
assets

Electrolux

Investor's holding in Electrolux
Share capital: 7.7%
Voting rights: 26.0%
Market value of holding: SEK 4,892 m.
Sector: Engineering
No person from Investor's management or board serves on Electrolux's board.
Chairman: Michael Treschow
President and CEO: Hans Stråberg

Total return, Index = 100 = 12/31 1995


600
400
200
0
95 96 97 98 99 00 01 02 03 04 05

— Electrolux — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Electrolux has two main business areas, Indoor Products (powered household appliances and equipment for kitchens and cleaning) and Outdoor Products (forestry and consumer garden equipment). More than 55 million products, including refrigerators, stoves, washing machines, vacuum cleaners, chainsaws and lawn mowers, are sold each year to consumers and professional users in over 150 countries under leading brands, such as AEG, Electrolux, Zanussi, Frigidaire, Eureka, Husqvarna, Volta and Elektro Helios.

Key figures	2005	2004
Sales, SEK m.	129,469	120,651
Operating income	6,962	6,767
Operating margin, %	5.4	5.6
Net income after tax[1]	1,763	3,259
Earnings per share, SEK[1]	6.05	10.92
Dividend per share, SEK	7.50	7.00
Book equity, SEK m.	25,887	23,626
Equity/assets ratio, %	31	31
Market capitalization, SEK bn.	63.9	46.9
Number of employees	69,523	72,382

1) Including items affecting comparability in the amount of SEK 2,847 m. for restructuring.

ELECTROLUX IN 2005: Despite high world market prices for steel and oil, the Indoor Products business improved its results slightly thanks to the positive development of operations in North America and the Asia-Pacific region. In February, the board announced its proposal to spin-off the Outdoor Products group as a separate unit under the Husqvarna name. The Outdoor Products business has developed well with relatively strong growth but with slightly lower margins.

INVESTOR'S VIEW OF ELECTROLUX: By dividing up Electrolux's operations the company will have greater possibilities to focus its business and increase operational efficiency. After the restructuring of Indoor Products, the business area has been developing in the right direction despite high raw material prices. It is important that Indoor Products continues to restructure its operations to increase production efficiency and cut costs. Investments to improve margins, such as design initiatives, product development and building the Electrolux brand, will be central in view of the stiffening competition. Husqvarna is strongly positioned and has good potential to further develop as a separate unit.

www.electrolux.com


3%
of total
assets

SAAB

Investor's holding in Saab AB
Share capital: 19.8%
Voting rights: 38.0%
Market value of holding: SEK 3,674 m.
Sector: Technology
Serving on the board are the following people from Investor's management or board:
Anders Scharp
Chairman: Anders Scharp
President and CEO: Åke Svensson

Total return, Index = 100 = 6/30 1998


300
200
100
0
95 96 97 98 99 00 01 02 03 04 05

— Saab — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Saab is one of the world's leading high-technology companies with activities focused mainly on defense electronics, missile systems, space electronics and military and civilian aviation. The company also focuses on high-technology services and maintenance solutions. Sweden is Saab's most significant market, although exports are gaining in importance. Europe, the United States and South Africa are examples of markets that are becoming more and more interesting. Defense forces, commercial airlines, the police and rescue services are examples of important customers.

Key figures	2005	2004
Sales, SEK m.	19,314	17,848
Operating income	1,652	1,853
Operating margin, %	8.6	10.4
Net income after tax	1,199	1,310
Earnings per share, SEK	10.89	11.78
Dividend per share, SEK	4.00	3.75
Book equity, SEK m.	9,179	8,118
Equity/assets ratio, %	30	30
Market capitalization, SEK bn.	17.7	11.9
Number of employees	12,830	11,936

SAAB IN 2005: Saab's order bookings were substantial during the year and the slight decrease in the company's operating margin was due to continuing costs for restructuring operations as a consequence of the Swedish government's decision in 2004 to cut back on defense. Saab has increased its exposure to international markets through acquisitions. The acquisition of the South African companies Aerospace Monitoring and Systems, and Grintek, are examples.

INVESTOR'S VIEW OF SAAB: Saab has unique cutting-edge expertise in its technology areas which makes the company attractive from an ownership perspective. It is important for Saab to continue efforts to increase the company's exposure to international and civilian markets in order to balance declining sales volumes in the Swedish market. In our opinion, Saab is developing well.

www.saab.se

1% of total assets

WM-data

Investor's holding in WM-data
Share capital: 16.3%
Voting rights: 29.3%
Market value of holding: SEK 1,778 m.
Sector: Technology
Serving on the board are the following people from Investor's management or board:
Börje Ekholm
Lars Wedenborn
Chairman: Börje Ekholm
President and CEO: Crister Stjernfelt

Total return, Index = 100 = 12/31 1995


1,000
500
0
95 96 97 98 99 00 01 02 03 04 05
— WM-data — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

WM-data is one of the leading information technology providers in the Nordic region. The company offers a wide range of design and IT-related products and services. Customers are Nordic companies and organizations in the private and public sector.

Key figures	2005	2004
Sales, SEK m.	9,265	8,160
Operating income, EBITA[1)]	766	516
Operating margin,%	8.3	6.3
Net income after tax	303	197
Earnings per share, SEK	0.72	0.46
Dividend per share, SEK	0,3	0,2
Book equity, SEK m.	2,819	2,512
Equity/assets ratio, %	35	43
Market capitalization, SEK bn.	9.9	5.6
Number of employees	8,960	7, 615

1) Excluding restructuring costs and before amortization of intangible assets related to acquisition.

WM-DATA IN 2005: During the year, WM-data improved its operating results and strengthened its market position in the Nordic countries. WM-data's market base in the Nordic region was broadened through the acquisition of Atos Origin. The company's internal cost efficiency programs have also borne fruit and helped to improve profitability. The market for IT services increased, which also contributed to WM-data's improved results for the year.

INVESTOR'S VIEW OF WM-DATA: WM-data developed positively during 2005. In 2006, it is important that Atos Origin is integrated successfully, just like Novo in 2004/2005, at the same time as the organization continues to have a clear customer focus combined with a broader industry orientation. Achieving organic growth will also be essential. In order to maintain its competitiveness, WM-data has to develop its business model on a continuous basis. Expansion in countries with low labor costs, such as Estonia, is an example.

www.wm-data.com

1% of total assets

OMX

Investor's holding in OMX
Share capital: 10.8%
Voting rights: 10.8%
Market value of holding: SEK 1,418 m.
Sector: Financial Services
Serving on the board are the following people from Investor's management or board:
Adine Grate Axén
Chairman: Olof Stenhammar
President and CEO: Magnus Böcker

Total return, Index = 100 = 12/31 1995


2,000
1,000
0
95 96 97 98 99 00 01 02 03 04 05
OMX — Stockholm Stock Exchange (SIXRX)
Source: SIX AB

OMX owns and operates the largest integrated securities marketplace in Northern Europe and provides technology solutions and services for financial and energy markets worldwide. As of 2006, OMX has three business areas: Nordic Marketplaces, comprising the stock exchanges in Stockholm, Helsinki and Copenhagen; Information Services & New Markets, which initially consists of operations in the Baltic markets and information services; and Market Technology, which provides marketplace systems and services.

Key figures	2005	2004
Revenues, SEK m.	3,136	3,106
Operating income	910	616
Operating margin, %	29.0	19.8
Net income after tax	543	383
Earnings per share, SEK	4.65	3.31
Dividend per share, SEK	6.50	0
Book equity, SEK m.	4,749	3,835
Equity/assets ratio, %	45	58
Market capitalization, SEK bn.	13.1	9.8
Number of employees	1,288	1, 300

OMX IN 2005: The Copenhagen Stock Exchange was integrated in OMX's operations in 2005. Increased trading activity on the Nordic exchanges and a number of initial public offerings generated favorable growth during the year. In its exchange technology operations, OMX has chosen to focus resources on marketplace systems by acquiring Computershare Markets Technology, among other initiatives. OMX also intends to divest the part of its technology operations in the banks and brokers business area.

INVESTOR'S VIEW OF OMX: An integrated Nordic and Baltic securities market is beneficial to OMX's customers and shareholders. The professionally managed integration of the Copenhagen Stock Exchange is proof of this, which is also reflected in the improved profitability of OMX's exchanges business. The comprehensive programs that OMX has implemented to streamline, rationalize and focus its technology operations is a step in the right direction, even if additional work remains before the company can achieve satisfactory profitability and growth in this area.

www.omxgroup.com

Private Equity Investments





11%

The business area makes two types of private equity investments – venture capital investments (minority investments in young growth companies) and buyouts (debt-financed acquisitions of more mature companies). Investments are made in the United States, Northern Europe and Asia. Operations are conducted by three separate units: the wholly owned subsidiary Investor Growth Capital for venture capital and the partly owned fund management companies, Investor Capital Partners and EQT, for buyouts. Private equity investments are made with the objective of realizing an average annualized return (IRR) of 20 percent or more on realized investments.

EQT

EQT operates as an independent organization and takes control positions in medium-sized companies in Northern Europe, mainly in unlisted, privately owned companies. EQT has eight funds, each with a different investment focus, which are owned by a number of external fund investors. Investor was one of the founders of EQT and is a sponsor in all eight funds. Investor's ownership in each fund varies between 17 and 32 percent. Investor's undrawn capital commitments total approximately SEK 5 bn. On December 31, 2005, Investor's investments in EQT had a market value of SEK 7,791 m., making EQT the largest investment unit in the Private Equity Investments business area. Net income for the year totaled SEK 4,794 m. For more information, visit www.eqt.se.

Investor Growth Capital

Investor Growth Capital is focused on investments in young growth companies in technology and healthcare in the United States, Northern Europe and Asia. The investment unit has approximately 50 investments in the technology sector and about 30 in healthcare. The investment cycle is normally three to seven years. Investor Growth Capital has offices in Stockholm, Amsterdam, Menlo Park, New York, Hong Kong and Tokyo, with a total staff of 33. Investment size ranges from USD 3 m. to USD 30 m.

Investor Growth Capital acquires a minority stake with significant influence and normally has a board seat. Exits are made through IPOs or strategic sales. On December 31, 2005, Investor Growth Capital's investment portfolio had a value of SEK 6,372 m. Net income for the year was SEK 945 m. For more information, visit www.investorgrowthcapital.com.

Investor Capital Partners

Investor Capital Partners is based in Hong Kong. The team focuses on mid-market buyout and control investments for which positive value can be created through industrial acceleration or a change process that steadily improves the operations and competitiveness of the portfolio companies. Investor Capital Partners first fund, the Asia Fund, has made investments in Greater China. The Asia Fund, started in 2000, has committed capital totaling USD 322 m., including Investor's commitment of USD 200 m. The size of investment is currently around USD 50 m.

Eight investment professionals work at Investor Capital Partners today. The investment horizon is generally three to five years. Exits are made through IPOs or strategic sales. On December 31, 2005, investments in Investor Capital Partners had a value of SEK 1,315 m. The value of the investments increased by SEK 502 m. in 2005. For more information, visit www.investorcapitalpartners.com.

Private Equity Investments

Objective:	Average annualized return (IRR) of 20 percent or more before administrative expenses.
Strategy:	To generate a continuous divestment flow by building a well diversified portfolio of companies in different industry sectors, development stages and geographic markets.

Development stages, Private Equity



Funds 9%
Early 4%
Expansion 19%
Mature (excl. EQT) 17%
Mature EQT 50%

A company's development stage is usually linked to its financial development. A mature company normally generates a positive cash flow.

By unit, Private Equity



Investor Capital Partners 9%
EQT 50%
Investor Growth Capital 41%

Investments are made by three independent units:
- Investor Growth Capital - direct investments
- Investor Capital Partners - fund investments
- EQT - fund investments

Geographic distribution, Private Equity



Asia 13%
United States 25%
Northern Europe 62%

Investments are made in Northern Europe, the United States and Asia.

Decentralized organization for local presence

The Private Equity Investments organization is structured to allow each unit to specialize in their respective operation. Each unit has a defined business focus, delegated responsibilities and extensive knowledge in the industry or market it covers. Each office has employees with substantial knowledge of local markets and companies. Each unit also has a competitive compensation system in the local market linked to the fulfillment of established return objectives and realized results.

Board work in majority and minority owned holdings

Investor Growth Capital usually acquires a minority stake in companies with a board seat, and works with the other owners to support the company in its development. Investor Capital Partners and EQT usually take majority positions, often 100 percent, allowing them to have control over their ownership interest and the business plan for developing the holding. Regardless of whether ownership is through minority or majority positions, we always assume an active role in the boards of holdings.

Clear ownership role provides expertise and valuable contacts

Board work is initially focused on establishing proper corporate governance practices, after which knowledge is built up about the company's operations and the holding is analyzed from a legal, financial and commercial perspective. Business-related issues are the most challenging and involve establishing a deep understanding of the company's products, customers and markets. This provides the basis for evaluating the company's strategy.

Network is a central resource

In their board work, our investment professionals can utilize our unique network of researchers, specialists or representatives from the core investments, allowing Investor to contribute its extensive experience and industry-specific know-how to portfolio companies in the private equity operations. Investor can contribute internal specialists from its staff functions, such as Corporate Finance, Business Information Services, Human Resources, Corporate Communications and Finance, for certain specific needs and projects.

The network is significant from an investment perspective since it provides access to potential new investments and a contact network of potential buyers when a holding is to be divested.

Net cash flow from Private Equity 2000-2005



SEK m.
5,000
3,000
1,000
-1,000
-3,000
-5,000
-7,000
00
01
02
03
04
05

The above diagram illustrates the net cash flow for private equity investments from 2000 to 2005. A total of SEK 4,580 m. was invested during 2005 and holdings were sold for SEK 9,268 m., generating a net cash flow of SEK 4,688 m. Due to the divestiture programs, we have fewer companies in exit stage and net cash flow of the business area will most likely be lower in 2006.

Investor Growth Capital

Development stage, Investor Growth Capital



Funds 22%
Mature 20%
Early 12%
Expansion 46%

Sector distribution, Investor Growth Capital



Communications 7%
Semiconductors 9%
Funds and other 29%
Internet services 5%
Soft-ware 11%
Other IT 8%
Medical devices 14%
Pharmaceuticals/ Biotechnology 17%

Within Investor Growth Capital, the percentage of mature companies has decreased due to divestments made during 2005. Investments by sector are Technology 40 percent (communications, semiconductors, Internet services, software and other), Healthcare 31 percent (pharmaceuticals/biotechnology and medical devices), and Funds and other 29 percent.

TESSERA

Investor Growth Capital's investment in Tessera Technologies

TESSERA TODAY

Tessera is a leading provider of miniaturization technologies for the electronics industry. The company develops and licenses semiconductor packaging technologies that make it possible to develop more feature-rich, higher performing products. Tessera was listed on the NASDAQ exchange in 2003 and has about 150 employees today. As of December 31, 2005, Tessera's income before taxes was USD 49.1 m., equal to 51.9 percent of revenue and representing a 35 percent increase over 2004. Royalties and license fees, Tessera's core revenue stream, grew by 44 percent over 2004.

HISTORICAL BACKGROUND

A belief in growing demand for high-performance miniaturized electronic products, and Tessera's unique and advanced patented chip scale packaging (CSP) technology, were decisive factors behind Investor Growth Capital's decision to invest in Tessera in 1996. At the time, Tessera conducted two types of business: one focused on the sale of licenses to semiconductor producers while the other involved the packaging of semiconductor chips with Tessera's proprietary technology. However, Tessera's primary problem was that some companies were using Tessera's technology without a license, or above licensed production limits. Another problem was that Tessera was in a competitive conflict with some of its licensees since the company's own production competed with their operations. By 1999, Tessera's finances were severely strained.

WHAT DID INVESTOR CONTRIBUTE?

Investor was active on Tessera's board since 1996 and worked closely with the company's management over the entire period through 2005. Board work was initially focused on appointing a strong new management team with the goal to turning the company around. During 1999, most members of the new management group were appointed.

With the board's backing, Tessera divested its manufacturing operations and transformed itself into a pure intellectual property company focused on its licensing business. The new business model increased Tessera's profitability and generated a growing number of customers. Tessera, with the support of its owners, also initiated litigation against companies that had not paid royalties for using its patented CSP technology. In conjunction with Tessera's IPO on NASDAQ in 2003, Investor provided important support for Tessera's management, contributing both financial and legal competence and business expertise. This support also helped the company achieve, post IPO, an orderly transition from its original investors to new institutional investors.

RESULT

Investor, Tessera's other owners and its management team helped Tessera develop from a small company into a world leader in its industry. Today, Tessera has nearly 60 licensees, including Intel, Renesas, Sharp, Texas Instruments and Toshiba. The company's technology is used in electronic products from such world renowned companies as Apple, Compaq, Dell, Hewlett-Packard, IBM, Motorola, Nokia and Sony.

The holding in Tessera was sold in 2005 and the investment more than exceeded the targeted IRR of 20 percent.


How do you utilize an idea born on the other side of the planet?
Through your network.

BREDBANDS BOLAGET


Some traits never become old-fashioned.
Like curiosity.

Investor Growth Capital's investment in Bredbandsbolaget

BREDBANDSBOLAGET TODAY

In 2005, Bredbandsbolaget was the second largest broadband provider in Sweden with a market position as the leading supplier of high-speed broadband for the Internet, telephony, digital television and other services. The company has about 450,000 customers and a market share of almost 25 percent.

HISTORICAL BACKGROUND

In 1999, Bredbandsbolaget was started as a separate unit of Framtidsfabriken, where the slogan "Broadband for everyone" drove the company's investment plans and pricing. After a rapid buildup of the organization and a cancelled IPO in the fall of 2000, Bredbandsbolaget was in a critical situation with less than 7,000 customers, negative revenue per user, growing costs and major commitments to build up a fiber optics network all over Sweden. Bredbandsbolaget had also developed plans to expand internationally. The belief in "triple play services" as a growth area, combined with the cost-effective technology that Bredbandsbolaget's network was based on, *were decisive factors behind Investor's decision to invest in* Bredbandsbolaget.

WHAT DID INVESTOR CONTRIBUTE?

Despite a period of economic and stock market decline, Investor participated in all of Bredbandsbolaget's financing rounds. In the process, we stabilized the company's ownership structure to facilitate and focus on appropriate corporate governance as an important part of the financing process.

Investor actively participated in the recruitment of executives to Bredbandsbolaget's management and board. A new chairman was recruited in 2000, giving the company credibility in the market and providing the necessary competence in telecommunications. Investor was also a very active participant in the recruitment of a new CEO in 2002, a professional manager with a clear market and customer focus. Investor also helped develop and implement Bredbandsbolaget's present business model.

Restructuring the company in 2001 was a very important step and involved focusing operations entirely on the Swedish marketplace, downsizing the organization and reducing costs considerably. A new business plan, developed in 2002, laid the foundation for the company's successful subsequent development.

Investor had a role in Bredbandsbolaget's acquisition of Bostream in 2004, supporting management with our financial and business expertise. The acquisition of this competitor provided considerable synergistic effects and economies of scale when the two companies were merged, resulting in higher margins per subscriber.

RESULT

Investor has been with Bredbandsbolaget since its inception as a startup business born out of the optimism of the IT era, until it became a successful growth company in Sweden with offices in Stockholm, Gothenburg, Karlskoga and Umeå, with approximately 290 employees and more than SEK 1 bn. in revenues. Bredbandsbolaget's success is attributable to the company's stability, flexibility and ability to challenge existing structures and develop new customer offerings.

In 2005, Investor led the sale of Bredbandsbolaget to Telenor. Despite a substantial profit on the divestment, the targeted IRR of 20 percent was not entirely reached.

Operating Investments



2%



The Operating Investments business area comprises 3 Scandinavia, Novare Human Capital and the Grand Hôtel in Stockholm. Our work with these holdings, as with companies in the Core Investments business area, is focused on finding board candidates, recruiting the CEO, following up goals and strategies, dealing with financing questions, and detailed monitoring of financial performance and reporting.

Strategic and operative work with 3

Investor's work with 3 Scandinavia is carried out at our headquarters in Stockholm. Analysts on the technology team in the Core Investments business area monitor 3 Scandinavia's progress to identify value-creating measures together with board representatives. Since the company is still in the buildup phase, issues concerning 3 Scandinavia's business activities are more important at this time to follow up from an ownership perspective. Examples are the company's financing plan, marketing plan, business plan, operative processes and personnel recruitment process. During the year, part of Investor's work with 3 Scandinavia was focused on obtaining external loan financing for the company. Our expertise in treasury operations and our network were important factors in obtaining this financing.

In addition to strategic and operative analytical work, we provided expertise to 3 in certain specific areas during 2005. For example, Investor's head of human resources devoted considerable time to staffing issues at 3. To provide treasury competence, one of our employees from Investor Group Finance has been helping to develop 3 Scandinavia's treasury function.

Novare Human Capital – an important part of Investor's strategy

Novare Human Capital is a wholly owned subsidiary that offers services in the human resources (HR) area to Investor, our holdings and other external customers. In the United States, for example, it is common for firms like Investor, which develop companies, to have an HR unit closely associated with their investment companies and/or private equity activities. This type of operation is still unique in Sweden, however. Novare Human Capital's most important function is to structure and expand Investor's unique international network as a strategic recruitment resource for our holdings. Novare Human Capital should therefore be considered a strategic operative function in addition to its role as an investment.

Grand Hôtel in Stockholm

As with the core investments and 3 Scandinavia, Investor's work with the Grand Hôtel in Stockholm involves active participation in the board nomination process and the appointment of the CEO. In addition to these tasks, we also act as a support function to Grand Hôtel's board and management for strategic issues.

Investor's holding in 3 Scandinavia (Hi3G)
Share capital: 40%
Voting rights: 40%
Value of holding: SEK 843 m.
Sector: Technology
Serving on the board are the following people from Investor's management or board:
Björn Svedberg
Adine Grate Axén
Chairman: Marcus Wallenberg
President and CEO: Shlomo Liran

3 Scandinavia is a mobile operator providing 3G mobile services in Sweden and Denmark. The company also has a 3G license for the Norwegian market. 3 Scandinavia is owned by Hutchison Whampoa (60 percent) and Investor (40 percent). 3 Scandinavia aims to capture at least 25 percent of the Nordic 3G market. Up to now the company has focused primarily on the consumer and small business segments.

Key figures	2005	2004
Net sales, SEK m.	2,680[1]	749[2]
Operating income	–3,378[1]	–1,027[2]
Total assets	15,275[1]	13,610[2]
Number of subscribers	461,000	414,000[3]
ARPU, SEK	383	397[3]
Non-voice ARPU, %	16	14[3]
Postpaid/prepaid ratio	78/22	84/16[3]

1) Refers to the period 10/1 2004 – 9/30 2005
2) Refers to the period 10/1 2003 – 9/30 2004
3) As of 3/30 2005

3 SCANDINAVIA IN 2005: At year-end, 3 Scandinavia had 461,000 subscribers, an increase of approximately 100,000 during 2005. Market analysts estimate that 3 has more than 50 percent of the 3G market in Sweden and Denmark, making the company the leading 3G operator in the Nordic region. 3 Scandinavia has won a number of important awards for its 3G services, network coverage and customer service. During the year, 3 developed and expanded its range of services and refined its marketing strategy and offerings.

INVESTOR'S VIEW OF 3 SCANDINAVIA: Despite 3's leading position in the 3G market, subscriber uptake was lower than expected in 2005, due partly to a slower than anticipated migration from 2G to 3G. To drive subscriber growth, a key issue for 3 will be to develop its marketing and sales strategies on a continuous basis and create attractive offerings with a content of unique 3G services. Considering the capacity of 3G technology and demand for mobile services in businesses, we see a potential for 3 to capture a significant share of the enterprise market.

www.tre.se

Novare
HUMAN CAPITAL

Investor's holding in Novare Human Capital
Share capital: 100%
Voting rights: 100%
Value of holding: SEK 9 m.
Sector: Other
Serving on the board are the following people from Investor's management or board:
Lars Wedenborn
Chairman: Lars Wedenborn
CEO: Fredrik Hillelson

Novare Human Capital's operations are focused on a range of search, recruitment and advisory services in the human resources field. The company operates in a structured manner to recruit and offer Investor, our holdings and other customers the right people with the right competence in the right place.

Novare Human Capital operates through the following wholly owned subsidiaries and associated companies: Novare Search, offering executive search services to recruit people for management and board positions, as well as consultancy in HR; Novare Academy, acting as a competence development partner for companies; Novare Act, providing support for change processes and challenges faced by companies through Business-Driven Action Learning (BDAL); Novare Jobb, which works broadly with all types of advertised recruitment assignments and can also assume complete responsibility for a company's recruitment process; and Interim Executive Solutions, specializing in quickly finding executive-level managers for specific interim assignments.

Key figures	2005	2004
Net sales, SEK m.	26	21
Operating income	1	0
Total assets	28	18

NOVARE HUMAN CAPITAL IN 2005: Novare continued to expand during the year by developing its business in a number of areas. In the fourth quarter, Novare started Novare Asia, a company in Hong Kong. Novare Asia will focus on search and recruitment services for executives and specialist positions, as well as offer advisory services in the HR field in China. Novare Act was started to work with BDAL programs. In BDAL, companies use their own resources instead of hiring external consultants to address internal problems, allowing them to implement change processes faster and identify employees who are driving forces and have management potential. Novare Jobb worked on establishing relations with top students to recruit talent at an early stage to Investor's network with a view to securing a supply of future leaders for Investor and its holdings. In the fourth quarter, Novare Jobb opened a recruitment office in Malmö, Sweden. Novare Academy started a management program for women to train them for executive and board positions. In order to provide better conditions for Novare Human Capital to develop and tie key employees to the company, Investor, in consultation with Novare's management, has decided to let Investor's 2006 AGM decide on the sale of 50 percent of the shares in Novare to the company's senior executives.

www.novare.se

GRAND HÔTEL
STOCKHOLM - SWEDEN

Investor's holding in The Grand Group
Share capital: 100%
Voting rights: 100%
Value of holding: SEK 1,505 m.
Sector: Other
Serving on the board are the following people from Investor's management or board:
Lars Wedenborn
Adine Grate Axén
Chairman: Peggy Bruzelius
President and CEO: Peter Wallenberg Jr

The Grand Hôtel in Stockholm, the leading hotel in Scandinavia, is situated on the water in downtown Stockholm with a view over the Old Town and the Royal Palace. The Grand offers the type of comfort that can be expected of a first-class hotel and its special rooms and facilities are considered to be part of Sweden's cultural heritage. The Grand Hôtel opened in Stockholm in 1874 and has a long and interesting history.

In 2004, The Grand Group purchased Burmanska Palatset by the Grand Hôtel to expand its hotel business. Burmanska Palatset will be opened in late summer 2006 and contain 77 rooms, of which 21 are suites and eight are conference rooms. A suite with approximately 330 square meters of area is being built on the eighth floor with a dining room, living room, bathroom, and a movie theater for 8-10 people, among other facilities.

Key figures	2005	2004
Net sales, SEK m.	355	402
Operating income	–5	–37
Total assets	1,310	1,530

GRAND HÔTEL IN STOCKHOLM IN 2005: Work was continued during the year to incorporate Burmanska Palatset in the operations of the hotel's two other properties on Blasieholmen in downtown Stockholm. The renovation and restoration work is proceeding on schedule and there is strong interest in the new hotel and conference offering. In the fourth quarter, the decision was made to launch the "Change Grand Program", which involves a number of rebuilding and development projects within restaurants and public areas at the Grand Hôtel in Stockholm. In 2005, the Grand Hôtel noted a rising occupancy rate and improved average room prices. The ongoing renovation program has limited the hotel's operating capacity and involved costs that were charged against income.

INVESTOR'S VIEW OF THE GRAND HÔTEL IN STOCKHOLM
The Grand Hôtel, with its prime waterfront location in central Stockholm and history, is unique in Sweden and the world. With the purchase and development of Burmanska Palatset, and the ongoing Change Grand Program of rebuilding and development projects, the Grand Hôtel in Stockholm will further strengthen its unique position. A gradually rising occupancy rate and higher margins should be able to stimulate growth and increase profitability.

www.grandhotel.se

Investor people

Investor's employees in Stockholm, Amsterdam, Hong Kong, Menlo Park, New York and Tokyo are of crucial importance for our ability to fulfill our vision and reach our goals. We therefore put heavy demands on our personnel with regard to competence, ambition and innovative thinking. To recruit and retain the right employees, we place major emphasis on creating a dynamic workplace where people enjoy working and grow professionally.

Investor's wholly owned investment operations (excluding EQT, Grand Hôtel, Investor Capital Partners and Novare Human Capital) employed 147 people at year-end 2005.

Corporate culture

In terms of staff size, Investor is a relatively small company and the work environment is consequently distinguished by a special sense of community among employees. Our corporate culture is characterized by loyalty, ambition and competence, mixed with curiosity and the constant will to develop professionally. Since Investor is an international company, we show respect for other nationalities and cultures. We are straightforward and honest in our commitments and purpose. Respect for the individual is a fundamental value at Investor. Regardless of race, color, gender, ethnic and religious background, sexual preference, marital status, national origin, age and disability or, with respect to any specific Investor location and other protected status under the laws or regulations of such country of locality, everyone is to be given equal opportunities for development in a workplace free of discrimination and harassment.

Attitude surveys

During the past few years, Investor has conducted attitude surveys among employees. The objective has been to get employee responses to questions concerning motivation, leadership, communications and the corporate culture. Each survey has shown that personnel are very satisfied with Investor as an employer.

Recruitment

Since the subsidiary Novare Human Capital is used to recruit personnel for Investor and many of our holdings, the recruitment process is efficient, consistent and professional. We strive to recruit people with cutting-edge expertise in different areas who come from varying backgrounds. Investor recruits highly experienced professionals as well as new university graduates. From time to time, Investor arranges events to present the company to students in order to build relations and increase their awareness of Investor's business activities. To ensure the recruitment of future talent for Investor and our holdings, the Novare companies have launched an activity to build student networks at a number of universities in Sweden.

Personnel development

As part of Investor's human resources policy, employees and their closest supervisor participate in performance and compensation reviews twice a year. These reviews aim to evaluate and plan measures for the professional development of employees, to set and follow up their goals, and to decide on the employee's compensation for the coming year. To add a further dimension to the employee's on-the-job performance, reviews are often preceded by discussions with the employee's colleagues and other personnel in the company who have worked with the employee.

COMPETENCE DEVELOPMENT

Since the competence of employees is of central importance for Investor's ability to develop as a company, we place major emphasis on giving each employee the opportunity to advance their education and enhance their professional knowledge. All employees are therefore recommended to take at least five days of courses per year as part of their continuing education. The type of competence development activity is decided in a dialogue between the employee and his/her supervisor.

INVESTOR'S WHOLLY OWNED INVESTMENT ACTIVITIES ON DECEMBER 31, 2005

Facts & figures on employees

- Number of employees on 12/31 2005: 147
- Average number of employees in 2005: 139
- Average age: 41.4 years
- Investments in education per employee: about SEK 40,000
- Percentage of female employees: 48 percent
- Percentage of women in senior management positions: 29 percent
- Personnel turnover: 7.6 percent

Employees by education



High school and other education programs: 27%
University degree: 53%
Double university degree: 4%
M.B.A.: 12%
Ph.D.: 4%

Age distribution


Number of employees
80
70
60
50
40
30
20
10
0
20-29
30-39
40-49
50-59
60-69
Age
Men
Women

Years of employment


Number of employees
80
70
60
50
40
30
20
10
0
< 2
2–5
6–15
> 15 Years

JOB ROTATION PROGRAM

Our job rotation program offers employees the opportunity to work at one of our subsidiaries for one year. The program is an important part of our corporate culture since it allows employees to develop their professional skills through new work experience, contacts and impressions. Employees are sometimes also given the special opportunity to work full-time or part-time for one of our holdings to carry out a project, or build up a function or department.

Compensation

Investor strives to offer competitive compensation ensuring that competent employees can be recruited and retained in the company. The basis for compensation in the company is that it should be on market terms. Read more about our compensation policy on page 65.

Diversity

A diversity of people with different backgrounds, experience and knowledge is necessary for an international company like Investor to succeed. A balanced mix of people contributes to the company's development, creativity and performance, and expands opportunities to create a dynamic workplace, attract essential competence and improve our contacts with stakeholders. This diversity in Investor is exemplified by the large number of different nationalities working at our offices around the world.

Investor's efforts to promote diversity in the workplace also aim to increase the percentage of women in senior management positions within Investor and our holdings. Investor has participated in various ways in this work and in the debate to increase the number of women executives in the Swedish business community. The number of women reporting to Investor's management group is currently 29 percent. The management group also has one female member. To develop activities to increase the percentage of women in senior management positions, Investor started a project in the beginning of 2006 to map the conditions for women to make a career and reach management positions in the company. An analysis of the present situation is in progress, and if needed, an action program will be developed to achieve a better balance between men and women in management positions over the long term.

The percentage of women in senior management positions is still limited in our holdings. Women are especially underrepresented in operative positions such as CEO, president of a subsidiary or sales manager. Broadening the recruitment base for positions like these is necessary for ensuring that companies have constant access to the best possible competence in each area. This is also central to achieve a better gender distribution on boards in the future. Through the subsidiary Novare Academy, Investor is running a management program to get more women to choose operative positions in business (see fact box below). Other examples of Investor's active work to improve career opportunities for women is the company's cooperation with the female student network Carpe Competencia and our involvement in the Swedish-American Chamber of Commerce's annual conference for women in senior management positions in Swedish and U.S. business.

Investor is also working to increase the percentage of women on corporate boards. In the Core Investments business area, the number of women represented on boards is currently 20 percent. This issue is an important part of the work of nomination committees in which Investor has representatives. External consultants are often used in addition to Investor's own network to ensure that nomination committees identify suitable women candidates for corporate board positions.

NOVARE MANAGEMENT PROGRAM

The Novare Management Program is an open training program managed by Novare Academy (see page 27) and an initiative by Investor to get more women in business positions in companies. The training program was established in response to surveys indicating that the shortage of female board members in companies is partly related to the fact that there are too few women in operative management positions.

According to Fredrik Hillelson, initiator of the program, a platform is needed for recruiting women. The management program is focused on leadership and business from an international perspective and consists of five learning modules: leadership, business finance, innovation and growth, mature companies, change, and life and career.

During the program, participants are given a business challenge to solve a problem in their companies under the supervision of a personal mentor. Pia Anderberg, manager of the program, says that professional women need to find a forum where they can discuss careers and work with other women. The Novare Management Program gives women the opportunity to inspire each other and build networks.

During 2006, Novare Academy will start to collaborate with Isenschmid Consulting to introduce the Novare Management Program to women in the Swiss business community. The objective is to overcome barriers to professional careers, such as a lack of child care and old traditions.

The Confederation of Swedish Enterprise has established a scholarship program to encourage female employees in small businesses and companies to attend the Novare Management Program.



Analysis for

Letter from the Chairman

Dear Shareholder,

During 2005, Investor's holdings developed well and stock market valuations increased considerably in several parts of the world. On the whole, 2005 was an exceptional year for Investor. We divested a number of private equity investments and sold parts of our holdings in the core investments, which reduced our net debt sharply. Investor now has a solid financial position and considerable financial flexibility for the future. Our business model remains to be a long-term and engaged owner. The board is continuously working on strategic issues with a view to further developing Investor and our individual holdings.

Clarity in owner-related issues

As an owner with significant influence in international companies, ownership is a central issue for Investor and Investor's board. In ownership matters, we are to be clear about what Investor stands for.

Investor has participated in the debate on corporate governance in Sweden and has actively contributed to establishing and implementing the Swedish Code of Corporate Governance. It is important to note that the Code cannot be applied 100 percent in each company. This is because all companies are unique and are not managed according to the same model. It is therefore important that the principle of "comply or explain" is used to create the best possible prerequisites for each company.

The composition of boards has become even more important in step with increased globalization. Investor constantly works on ensuring the competence of boards by recruiting the best board members. We strive to increase diversity by engaging more women and people with international backgrounds in the boards of our holdings.

We work actively with compensation issues in order to attract and retain the best people in management and boards. We are convinced that we must be able to pay salaries and fees that are on market terms in order to recruit the top candidates on the market, all for the purpose of keeping companies as competitive as possible. Compensation for management should consist of basic and variable salary and a long-term incentive program that links part of the individual's compensation to the company's long-term return. These components as a whole comprise the person's total salary. The company's costs for compensation are to be transparent and have a ceiling. Furthermore, it has become more difficult to recruit outstanding international people to our boards. This is due to stiffer competition from private equity companies, among others. Partly as a consequence of the new Code, heavier demands are being placed on board members in terms of their time and responsibilities. In particular, committees involve a greater amount of work for board members today. As a result, it is important to be able to offer competitive board fees today.

The issue of shares with differentiated voting rights has resurfaced within the EU. In addition to the obvious and fundamental contractual principles that the system is based upon, it is important from Investor's side to stress its significance in a broader scope of corporate governance. Let me underscore Investor's view that this is an issue between different shareholders, based on voluntary agreement (freedom of contract). Any change to the relation between different classes of shares should therefore be decided by the shareholders, and not by external parties.

Börje Ekholm becomes new President and CEO

Another essential task of the Board of Directors is to identify and recruit the right person to manage the company. In this respect, 2005 was a very important year for Investor as it marked a CEO transition. The board devoted much of its effort this year to identify and appoint a successor to Marcus Wallenberg, who had been CEO of Investor since 1999. Following a very thorough internal and external recruitment process, Börje Ekholm, a long-term employee, was appointed CEO of Investor and quickly settled into his new role in the last quarter of 2005.

Meritorious achievements by Marcus Wallenberg

Our excellent performance in 2005 reflects very much the work carried out by Marcus Wallenberg during his six-year tenure as CEO. He developed the foundations for what Investor is today by further focusing on venture capital and private equity investments as an integral part of Investor.

It is a credit to Marcus Wallenberg that he managed Investor during one of the most challenging periods in modern times characterized by economic uncertainties, volatile markets and increased risks. Under his stewardship two of our core investments, ABB and Ericsson, had experienced serious difficulties, recovered and stand today as global market leaders. I would like to thank him for his driving leadership and increased focus on professionalism and entrepreneurship which he has instilled in the company.

New distribution policy

In another development, the Board of Directors has decided to renew the distribution policy to take into account all of Investor AB's operations, including the non-listed activities.



Investor AB's distribution policy is to declare dividends attributable to a high percentage of dividends received from Core Investments, as well as to make a distribution from other net assets corresponding to a yield in line with the equity market. Investor AB's goal is also to generate a steadily rising annual dividend.

The Board of Directors proposes a dividend to shareholders of SEK 3.50 per share for fiscal year 2005, an increase of over 50 percent, compared with 2004.

90 years of building companies successfully

As a valued shareholder, you are part of a company that has learned to navigate through shifting markets and structural economic changes in its 90-year history. This has given us the strength and the ability to look at the future with confidence and optimism. We have some truly remarkable assets, best-in-class companies and a number of exciting new investments. We also have a well established international network and a strong industrial knowledge base.

It is a great honor to serve you as your Chairman and I would like to thank you for your ongoing support. I would also like to extend my thanks for the contributions of my fellow board members for their commitment on the board and on committees. Above all, I would like to thank and congratulate the management team and all employees for their hard work and dedication to operational excellence. Delivering one of our best results in our company's history is a great way to start our 90th year of operation.

Jacob Wallenberg

Chairman of the Board

Corporate Governance Report

Corporate governance practices define the decision-making systems and structure through which owners directly or indirectly control a company. In a stock corporation like Investor, authority, management and control are distributed between the shareholders, the board of directors and the CEO and management group. Corporate governance practices in Sweden are regulated by Swedish law, primarily the Swedish Companies Act, the Listing Agreement of the Stockholm Stock Exchange and the rules and recommendations issued by relevant Swedish organizations, such as the Swedish Code of Corporate Governance.

Swedish Code of Corporate Governance

In December 2004, the Swedish Code of Corporate Governance ("the Code") was presented with the objective to make it part of the self-regulatory process in the Swedish business community. The Code is based on the "comply or explain" principle applied in several international corporate governance codes. According to the principle, a company that applies the Code may deviate from individual rules but is required to explain why. The Stockholm Stock Exchange requires that all corporations quoted on the A-List, as well as Swedish companies quoted on the O-List with a market capitalization in excess of SEK 3 bn., apply the Code as soon as possible after July 1, 2005 , but not later than before their 2006 annual general meetings. The Code states, among other things, that a company shall issue, in connection with the annual report, a special report on corporate governance issues in which the company states if and how the Code has been applied within the most recent fiscal year.

APPLICATION OF THE SWEDISH CODE OF CORPORATE GOVERNANCE

Investor started its work to adopt the Code in 2004 and has been applying it since July 2005. Investor's 2005 Annual General Meeting was adapted to the greatest extent possible to the Code. This Corporate Governance Report has been prepared in accordance the Code's recommendations. The report is for fiscal year 2005 and also describes the work of the Nomination Committee before the 2006 Annual General Meeting. The report has not been reviewed by Investor's auditors. Deviations from the Code are reported in each section of the report.

INVESTOR'S ARTICLES OF ASSOCIATION

In addition to legislation, regulations, recommendations and the Code, Investor's Articles of Association constitute a central document that establishes the company's name and purpose, where the board is registered, the focus of Investor's business activities and information concerning the share capital. For the 2006 Annual General Meeting, the board has proposed a number of changes to the Articles of Association in connection with the new Swedish Companies Act that will come into force on January 1, 2006. The Articles of Association and all proposed changes are available on Investor's website.

Shares and ownership in Investor

At year-end 2005, Investor had 134,140 shareholders according to the register of shareholders maintained by VPC AB. In terms of ownership share, institutional owners dominate with 87 percent of

Investor's 10 largest shareholders listed by voting rights, on December 31, 2005[1]

	12/31 2005	
	% of votes	% of capital
Knut and Alice Wallenberg Foundation	40.0	18.6
EB Foundation	4.9	2.3
Skandia Liv	3.9	3.0
Nordea's mutual funds	3.7	2.0
Marianne and Marcus Wallenberg Foundation	3.5	1.6
Robur's mutual funds	3.5	3.8
Marcus and Amalia Wallenberg Memorial Fund	2.6	1.2
Custodial Trust Company	1.9	0.9
SEB	1.6	1.1
AMF Pension	1.5	4.1

1) Directly registered, or registered in the name of nominees, with VPC.

the shares being owned by 12,456 institutional owners. Foundations constitute the largest single shareholder category in terms of ownership stake. At year-end, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, of which 312 million are class A-shares and 455 million are class B-shares. A-shares carry one vote while B-shares carry 1/10th vote, although both types of shares are entitled to the same dividend. See page 11 for information about Investor's distribution policy.

Annual General Meeting

Shareholders can exercise their right to decide on the company's business at the Annual General Meeting (AGM), Investor's highest decision-making body. Investor's AGM is held annually in the Stockholm area during the first half of the year. The date and location of the AGM is announced publicly, not later than in connection with the release of the company's third-quarter report. Shareholders are also informed, not later than the third quarter report, about their right to have business taken up at the AGM and the deadline for submitting proposals to the company so that such business can be included in the notice of the AGM. The notice of the AGM is published not earlier than six weeks, but not later than four weeks, before the date of the AGM.

The business of the AGM is to report on the company's financial performance and make decisions on a number of central issues, such as the dividend, changes to the company's Articles of Association, the appointment of auditors, discharging the board of liability for the fiscal year, compensation for the board and auditors and approving the new board for the period up to the next AGM. Investor always strives to have the board, the Management Group and at least one auditor present at the AGM. Shareholders who cannot attend the AGM in person, such as foreign shareholders, may appoint a proxy. To allow non-Swedish-speaking shareholders to participate, the AGM's proceedings are simultaneously interpreted into English. All information material is also available in English.


Shareholders
Nomination Committee
Annual General Meeting
Auditors
Board of Directors
Audit Committee
Compensation Committee
Finance and Risk Committee
Internal Control
President and CEO
Management Group

INVESTOR'S 2005 ANNUAL GENERAL MEETING

On April 11, 1,009 shareholders, representing 73.2 percent of the votes and 53.5 percent of the capital, attended the 2005 AGM at Cirkus in Stockholm. Investor's board and management, as well as the company's two auditors, were present at the meeting.
The following important decisions were made at the 2005 AGM:

- election of Claes Dahlbäck as chairman of the AGM,
- approval of the dividend to shareholders, SEK 2.25 per share,
- board members and the president were discharged from liability for fiscal 2004,
- board members Sune Carlsson, Sirkka Hämäläinen, Ulla Litzén, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg were re-elected,
- election of Jacob Wallenberg as new chairman,
- approval of total compensation to the board of SEK 5,050,000, of which SEK 1,500,000 to the chairman, SEK 400,000 to the other board members not employed in the company, and a total of SEK 750,000 for work in the committees of the board,
- authorization of the board by the AGM to decide on the purchase and transfer of the company's own shares in line with the board's proposal,
- approval by the AGM of the decision by the board regarding the principles for compensation and other terms of employment for management for 2005 and the scope and key principles of the 2005 employee stock option plan and a combined employee stock option and restricted stock plan for 2005, and
- approval of the proposal regarding a Nomination Committee.

In connection with the 2002 AGM, all shareholders were given the opportunity to follow the meeting by viewing a live webcast on Investor's website. Demand for this service was very limited in relation to the production and administration costs. Investor has therefore decided not to webcast the proceedings of meetings for shareholders, on Investor's website, until further notice.

The President's address was published on Investor's website the day after the 2005 AGM. The minutes from the meeting were made available on Investor's website in both Swedish and English language versions.

INVESTOR'S 2006 ANNUAL GENERAL MEETING

Investor's 2006 AGM will take place on March 21 at Cirkus in Stockholm. This information was published in conjunction with the release of the third quarter report in 2005. Information about the right of shareholders to have business taken up at the meeting and the deadline for submitting proposals (Feb. 9, 2006), so they can be included in the notice of the AGM, was also announced at the time of the third quarter report.

Nomination process

At the AGM, Investor's shareholders decide how the nomination process will be carried out for selecting board members and auditors. At the 2005 AGM, it was decided that a Nomination Committee should be formed not later than six months before the next AGM, and that the committee's members would include one representative for each of the four shareholders controlling the largest number of votes, plus Investor's chairman. The composition of the committee is confirmed when the members of the committee are announced publicly six months before the AGM. Unless decided otherwise, the person representing the owner with the largest number of votes is appointed chairman of the committee. The names of the four representatives are announced as soon as they are appointed, or not later than six months before the AGM. Shareholders have the opportunity to submit nomination proposals to the committee. If there is a major change among the shareholders controlling the largest number of votes, the composition of the Nomination Committee may be changed to reflect this.

The Nomination Committee is responsible for preparing and presenting proposals for the chairman, the members of the board, board compensation (divided between the chairman, board members and for committee work), the chairman of the AGM, and the election of auditors and audit fees. The Nomination Committee's proposals are submitted in connection with the notice of the upcoming AGM.

NOMINATION COMMITTEE FOR THE 2006 ANNUAL GENERAL MEETING

The composition of the Nomination Committee was announced on September 21, 2005 and all shareholders had the opportunity to submit nomination proposals to the committee. In addition to the chairman of the board, the Nomination Committee for the 2006 AGM includes the representatives for the four largest shareholders in Investor. At the first meeting of the Nomination Committee, Marcus Wallenberg, representing the Knut and Alice Wallenberg Foundation – Investor's shareholder with the largest number of votes – was elected chairman of the committee. The Nomination Committee represents approximately 52 percent of the votes in Investor (on December 31, 2005).

In accordance with a decision made by Investor's 2005 AGM, the Nomination Committee has had the task to prepare proposals for presenting to the 2006 AGM concerning the chairman of the AGM, the chairman of the board, board compensation and audit fees.

Work of the Nomination Committee for the 2006 Annual General Meeting

The Nomination Committee held three meetings during which minutes were taken and had informal contacts between meetings. As a basis for its work, the Nomination Committee performed an evaluation of the board and its work. In order to assess the extent to which the current board meets the demands that will be made of the board as a consequence of the company's current position and future direction, the Nomination Committee discussed the size and composition of the board in terms of industry experience and expertise, for example. A report on the work of the Nomination Committee was published on Investor's website in connection with the notice of the AGM.

Board of Directors

The board, on behalf of the company's owners, is responsible for the administration of Investor by establishing goals and strategy, evaluating the operative management, and ensuring that systems are in place for following up and controlling established goals. The board is also responsible for ensuring the release of correct information to the company's stakeholders, that laws and regulations are complied with, and that ethical guidelines are in place. The Articles of Association state that Investor's board shall consist of no less than three and no more than 11 directors. The board is assisted by a secretary who is not a member of the board.

Board members are to devote the time and attention to Investor that their assignment demands. New board members learn about Investor's business operations by attending a comprehensive, internal orientation course involving meetings with all of Investor's departmental managers, among other activities.

FORMAL WORK PLAN FOR THE BOARD OF DIRECTORS

In addition to laws and recommendations, the work of the board is governed by a formal work plan that is established each year. The work plan covers the board's work and also gives instructions for the president, reporting and the company's Compensation Committee, Audit Committee, and Finance and Risk Committee. The work plan states, among other things, that:

- the board shall meet at least five times per year, and in the event of urgent matters, a board meeting may take the form of a telephone or video conference,
- the president is empowered to sign the company's interim reports and year-end report,
- certain items of business are to be taken up at each meeting and that special decisions are to be made at the statutory board meeting following the election of members,
- board members shall receive documentation regarding matters to be dealt with at board meetings in good time prior to the meeting, and be provided with a monthly report on the company's operations and development, and
- auditors shall be invited to report on their auditing work during at least one board meeting that is not attended by representatives for the company's management.

The formal work plan also describes how minutes of board meetings are to be prepared and distributed to members, and how the board is to be informed in connection with the issue of press releases, or example. The work plan also contains guidelines for decisions that can be delegated to the president.

Investor's board continuously evaluates the president's work by monitoring the development of the business in relation to established goals. A formal performance review is made once a year and discussed with the president. The board's work is evaluated once a year by requesting board members to answer a questionnaire anonymously which is summarized by the secretary of the board. The results of the evaluation are discussed with the board. The chairman also has individual discussions with each board member about the board work for the year.

INVESTOR'S BOARD IN 2005

The board had nine members during the year. See page 40 for a presentation of the board. At the 2005 AGM, Jacob Wallenberg was elected chairman. After Marcus Wallenberg left his position as President and CEO on September 1, 2005, no member of the board had an operative role in the company. The board appointed Anders Scharp vice chairman at the statutory meeting following the board's election.

INDEPENDENCE OF THE BOARD IN 2005

With the adoption of the new Swedish Code of Corporate Governance, new definitions and recommendations were introduced to determine the independence of the board and board members. The Code recommends that the majority of the board members are independent of the company and its management. In addition, at least two of the board members who are independent of the company should also be independent of the company's major owners. At the time of the 2005 AGM, the Code had not come into force and Investor's Nomination Committee did not decide on the independence of individual board members.

However, in its work for the 2006 AGM, the Nomination Committee discussed whether proposed board members were independent or not in accordance with the Code. A report on the proposed composition of the board with regard to independence is available on Investor's website.

BOARD WORK IN 2005

During 2005, the board had five regular meetings and one statutory meeting after the election of the board. The attendance record of each board member is shown in the table on page 35. The secretary at the board meetings was attorney Hans Wibom. Before meetings, board members were provided with comprehensive written information on the issues that would be discussed.

The two most important issues that the board must decide on are the appointment of the President and CEO and the strategy for the company's business. Thus, the recruitment and appointment of Börje Ekholm as President and CEO after Marcus Wallenberg was an important item on the board's agenda in 2005. A substantial part of the board's ordinary work was devoted to discussing long-term and short-term strategy issues. In this context, corporate governance issues in core investments were also taken up by the board, as well as the activities of the Private Equity Investments business area, for which the board approved Investor's participation in the EQT Opportunity Fund. The board also decided to propose to the 2006 AGM that 50 percent of the shares in Novare Human Capital be sold to senior executives in Novare Human Capital.

Investor's management presented analyses of the performance of core investments and the markets and business areas in which the companies operates. These analyses and their consequences were discussed and assessed by the board. The board was also involved in Investor's role in connection with Scania's offering to shareholders in Ainax. The operations of 3 Scandinavia were analyzed thoroughly.

One subject of board work was to strengthen the company's balance sheet, which was achieved by making the decision to reduce Investor's ownership stake marginally in a number of core investments. As a result of these share sales and successful exits of companies in the Private Equity Investments business area, Investor was basically debt-free at the end of the year.

At each meeting, the board received reports on the company's financial position and reports from the Audit Committee, Compensation Committee and Finance and Risk Committee. The board discussed issues that these committees have dealt with, such as questions related to accounting, costs, taxes, financing structures, employment terms and compensation issues. The effects of introducing the new International Financial Reporting Standards (IFRS) were analyzed by the board. One of the company's auditors attended a board meeting where board members had the opportunity to pose questions to the auditor without representatives for the company's management being present.

Presentations were made to the board on the World Business Council for Sustainable Development and the new Swedish Companies Act, Corporate Governance Code and Market Abuse Penal Act. The board also performed an evaluation of board work as a basis for continuing its work.

BOARD COMMITTEES AND COMMITTEE WORK IN 2005

As part of the company's efforts to increase the efficiency and depth of the board's work on certain issues, the board has established three committees: the Audit Committee, Compensation Committee and Finance and Risk Committee. The committees are empowered to make decisions about business that the board has delegated to them and other issues concerning their respective areas of responsibility which are not matters of principle. Reports on the issues that each committee has dealt with and decided on at meetings are given at the next board meeting.

AUDIT COMMITTEE

Investor's Audit Committee is appointed annually by the board and has three members. The president is not permitted to be a member of the committee. The Audit Committee is the primary communication channel between the board and the company's auditors and is responsible for the board's work to assure the quality of the company's financial reporting.

Work of the Audit Committee in 2005

In fiscal 2005, the committee's members consisted of board members Sune Carlsson (chairman), Jacob Wallenberg and Håkan Mogren. Claes Dahlbäck was a member up to the 2005 AGM. In 2005, the committee had seven meetings during which minutes were taken. The members also discussed issues on a regular basis when needed. The meeting attendance record of each committee member is shown in the table below.

One of the company's auditors, the CFO or the head of finance participated in all meetings of the Audit Committee in 2005. The committee worked with quality assurance of the financial reporting system by conducting in-depth reviews of the auditors' reports on the year-end financial statements and regular audit work. In addition, the committee reviewed all of Investor's financial reports and discussed them with one of the company's auditors and the CFO. This work was focused on the accounting effects and process changes required by the transition to IFRS and associated risks. The Audit Committee also discussed the valuation of unlisted holdings in the Private Equity Investments business area and 3 Scandinavia, as well as the valuation of the debt portfolio in accordance with IFRS. The new Swedish Code of Corporate Governance was presented and the principles and focus of the new internal control function were established. The Audit Committee also established guidelines for other services that can be purchased from the auditors in addition to audit work.

Name	Elected	Position	Audit Committee	Compensation Committee	Finance and Risk Committee	Attendance board meetings	Attendance committee meetings	Fee in 2005 SEK 000s
Jacob Wallenberg	1998	Chairman	■	□		100%	100%	1,700
Anders Scharp	1988	Vice Chairman		■		100%	89%	450
Sune Carlsson	2002	Member	□			100%	100%	550
Sirkka Hämäläinen	2004	Member			■	100%	75%	450
Ulla Litzén	2003	Member			■	100%	100%	450
Håkan Mogren	1990	Member	■			80%	71%	500
O. Griffith Sexton	2003	Member		■		80%	78%	450
Björn Svedberg	1998	Member			□	80%	75%	500

□ Chairman ■ Member

Total 5,050

COMPENSATION COMMITTEE

Investor's Compensation Committee is appointed each year by the board. No one from the company's management may be represented on this committee. The chairman of the board is permitted to be the chairman of the Compensation Committee. The main task of the committee is to prepare issues concerning compensation and other employment terms and conditions for management and other employees. The purpose is to enable independent and thorough transparency regarding all aspects of Investor's overall compensation program. Questions regarding the president's compensation are presented to the board for decision. Issues concerning compensation for the other members of management are decided by the committee and the board is informed afterwards.

In accordance with the Swedish Code of Corporate Governance, members of the Compensation Committee are to be independent of the company and its management. However, one of the members of the committee in 2005 had been a member of the board for more than 12 years and was therefore considered not to be independent of the company and its management in accordance with the Code. However, in Investor's opinion, it is important to have a member with extensive experience of compensation issues as a member of the Compensation Committee.

Work of the Compensation Committee in 2005

In fiscal 2005, the committee's members consisted of board members Jacob Wallenberg (chairman), Anders Scharp and O. Griffith Sexton. Claes Dahlbäck and Peter D. Sutherland were members until the 2005 AGM. In 2005, the committee had nine meetings during which minutes were taken, and when needed, informal contacts between these meetings. The meeting attendance record of each member is shown in the table on page 35.

In 2005, the committee and an external consulting firm worked primarily on developing a new long-term incentive program for management and employees. The new proposal will be presented at the 2006 AGM. The committee also prepared the compensation package for the new president. Furthermore, the committee reviewed and approved the compensation structure and remuneration for management and other personnel for 2005.

FINANCE AND RISK COMMITTEE

Investor's Finance and Risk Committee is appointed each year by the board. The Finance and Risk Committee identifies financial risks and proposes measures to either limit the risks or expose the company to them. The committee also works with operational risks, compliance and security issues and ensures that risks are managed and monitored securely. The Finance and Risk Committee has the right to decide on matters in its areas of responsibility and is required to inform the board afterwards.

Work of the Finance and Risk Committee in 2005

In fiscal 2005, the committee's members consisted of board members Björn Svedberg (chairman), Sirkka Hämäläinen and Ulla Litzén. In 2005, the committee had four meetings during which minutes were taken, and when needed, informal contacts between these meetings. The meeting attendance record of each member is shown in the table on page 35. The president, and other representatives from management and risk management and specialist functions, also participated in meetings.

The current risk situation for each area of operation is reported on and discussed at each meeting. The company's financing strategy and management of surplus liquidity is also discussed. The committee reviewed and updated risk policies and reviewed all ISDA and loan agreements. The new Swedish Market Abuse Penal Act was reviewed and the necessary updates were made to Investor's compliance regulations governing the personal account trading of employees in securities

BOARD COMPENSATION

Compensation for the board for the coming fiscal year is decided each year by the AGM. For 2005, the AGM approved compensation totaling SEK 5,050,000. The distribution of board fees is shown on page 35. The chairman receives higher compensation than the other board members, which reflects the extra work duties that this position involves. Part of the total remuneration is used to compensate board members who are members of the board's committees. No board members are participating in a share program or other equity-related incentive program.

Auditing work and auditors

The company's auditors are appointed by the AGM. The task of the auditors is to audit the company's annual accounts and accounting records on behalf of shareholders, as well as the administration of the board and the president. The auditors also have the task to review the board's report on internal control. However, this report was not reviewed in 2005 since FAR, the institute for the accounting profession in Sweden, is working on an audit recommendation that will be presented in 2006.

Investor engages the services of two auditing firms: KPMG Bohlins and Ernst & Young. These firms were last re-elected as auditors at the 2003 AGM. Carl Lindgren was appointed auditor in charge of KPMG's audit and Jan Birgerson was appointed auditor in charge of Ernst & Young's audit. The next election of auditing firms will take place at the 2007 AGM.

During the past three years, the auditing firms have had a limited number of other assignments from Investor in addition to auditing work. These assignments have mainly involved in-depth reviews in connection with audits. All compensation paid to the auditors during the past two years is shown in Note 6 on page 70. Information about the company's auditors can be found on Investor's website.

Management

The president, also the Chief Executive Officer (CEO), is responsible for Investor's day-to-day operations. Written instructions establish how responsibilities are divided between the board and the president. The president's responsibilities cover ongoing investments and divestments, personnel, finance and accounting issues, regular contacts with the company's stakeholders (such as authorities and the financial markets) and ensuring that the board receives the information it needs to make well-founded decisions. The president of Investor has appointed a management group that has day-to-day responsibility for different parts of Investor's business activities as shown in the organization chart on page 37. See page 41 for a more detailed presentation of the management group.


Börje Ekholm
President and CEO
Lars Wedenborn
CFO and Executive Vice President
Adine Grate Axén
Core Investments: Ownership Strategy and Corporate Finance
Johan Forssell
Core Investments: Analysis and Valuation
Henry E. Gooss
Investor Growth Capital
Lennart Johansson
Business Development

MANAGEMENT COMPENSATION

Investor's Compensation Policy aims to offer compensation ensuring that senior executives, as well as other employees, can be recruited and retained in the company. Compensation for Investor's employees consists of the following components: basic salary, variable salary, variable long-term incentive programs, pension and benefits. The basis for Investor's compensation is that it is to reflect the employee's performance as a whole and that it is to be on market terms. The 2005 AGM decided on the principles behind compensation and other employment terms for the company's management. At the meeting, the Compensation Committee also reported on the principles behind compensation paid to Investor's management. See Note 5, page 65, for more information.

RELEASE OF INFORMATION

The release of regular and correct information to shareholders and the business environment is important so that shareholders and stakeholders can follow Investor's operations and performance. Investor regularly releases interim reports and annual reports in Swedish and English. News and events that are considered to have an impact on Investor's share prices are also announced in press releases. Substantial information about the company is available on Investor's website and is updated continuously. For example, the website contains a separate section on corporate governance, among other information. Investor strives to have effective communications with shareholders and has an Investor Relations function dedicated to this. Among other activities, Investor representatives meet with a large number of shareholders each year in Sweden and other countries.

INTERNAL CONTROL

An internal control unit was established in 2005. Internal Control acts as an objective support function to the board by identifying significant areas of risk, carrying out specific control measures and verifying, on behalf of the board, that control activities in the most important processes are efficiently designed for their purpose. The function reports to the Audit Committee. During the year, work was started to systematically review all important areas to detect any weaknesses or needs.

Policy for Corporate Social Responsibility

Investor has a long tradition of acting as a responsible company and a committed employer. Investor's basic principle is that healthy long-term profitability and value creation for any company are ensured by taking into account the needs of stakeholders. Investor has a CSR policy approved by the board. The policy focuses on CSR issues in two perspectives: as an owner of companies and as a company and employer.

CORPORATE SOCIAL RESPONSIBILITY AS AN OWNER

As an owner, Investor strives to ensure that the companies we invest in, and have influence in, conduct their operations in a responsible and ethical manner. Since CSR risks and challenges will differ between companies, industries and countries, each company must identify the relevant CSR-related issues for its particular operations. Complying with local and national legislation and regulations in each country of operation is a basic requirement.

In the Core Investments business area, Investor encourages holdings to analyze their operations from a CSR perspective and to adopt guidelines where the company commits:

- to behave responsibly and ethically in its activities,
- to identify and respect relevant international conventions, for example the Universal Declaration of Human Rights and the OECD Guidelines for Multinational Enterprises,
- to strive for continual improvement in the company's environmental, social and human rights impacts and
- to encourage suppliers to meet equivalent CSR objectives.

Investor further encourages core investments to monitor their CSR-related risks, establish internal processes and consider the regular reporting, in an appropriate form, of CSR activities. Investor also communicates the above goals through formal and informal contacts with the core investment companies which, in Investor's opinion, have generally come far in their CSR activities.

Holdings in the Private Equity Investments business area are often in an early stage of development and have more limited resources. In this business area, Investor focuses on including a CSR risk assessment in the due diligence process and on gradually raising awareness of CSR issues in companies in which Investor is an owner.

Where Investor is involved in funds, responsibility for the development of the holdings, including CSR issues, lies with each fund manager.

For the Active Portfolio Management activities, in which Investor has no active ownership role, the policy is to avoid trading in companies that are known, or that can be suspected, to act unethically by, for example, violating local or national legislation or relevant international conventions.

CORPORATE SOCIAL RESPONSIBILITY AS A COMPANY AND EMPLOYER

Within Investor's own operations, the primary CSR focus is to give staff a first-class work environment. Investor supports the OECD Guidelines for Multinational Enterprises and works actively to be an attractive employer (read more on pages 28-29).

Investor has an Environmental Policy that strives to further reduce its environmental impact by recycling and other measures. Investor's environment impact is considered to be minor since the company conducts relatively limited operations from offices.

Board of Directors' report on internal control

As of 2005, companies listed on the Stockholm Stock Exchange that apply the Swedish Code of Corporate Governance are to prepare a report describing how the internal control over financial reporting is organized and how well it has functioned during the year. Investor's main business is the management of financial transactions and the company's internal control over financial reporting is focused primarily on ensuring an efficient and reliable process for managing and reporting on purchases and sales of securities and holdings of securities. The purpose of this report is to provide shareholders and other stakeholders with greater insight into, and understanding of, how internal control is organized within Investor.

This report has been prepared in accordance with the Swedish Code of Corporate Governance, and the guidance provided by FAR, the institute for the accounting profession in Sweden, and the Confederation of Swedish Enterprise, and is therefore limited to internal control over financial reporting[1]. In accordance with a statement made by the Swedish Corporate Governance Board regarding a transitional solution for 2005, this report is limited to a description of how internal control is organized without making any statement on how well it has functioned. The report does not constitute part of the formal Annual Report and has therefore not been reviewed by the company's auditors.

Internal control over financial reporting is a process that involves the board, management and personnel and is designed to offer assurance of the reliability of external reporting. The system of internal control is normally described in terms of established frameworks in five areas that together form the basis of internal control. These areas, described below, are control environment, risk assessment, control activities, information and communication and monitoring.

Control environment

The control environment, which forms the basis of internal control over financial reporting, is made up of various parts that together shape the culture and values that guide how Investor operates. Investor's ambition is that values such as professionalism and integrity should permeate the organization. This puts great demands on the competence and moral sense of Investor's employees. Governing documents and policies, which lay down rules as to who shall bear responsibility for a specific task, which mandate and powers are to be included and how this is followed up, are in place at various levels. Examples are the instructions for the Board of Directors, policies on risk, compliance and security, and detailed process specifications for the various phases of transaction management and bookkeeping in the business flow.

Furthermore, the board and management have ensured that the organizational structure is logical and transparent, with clearly defined roles and responsibilities in each process. This is supported by Investor's personnel handbook, which contains relevant guidelines and routines. A strategy is in place for staffing and skills development, and to ensure that personnel are aware of the demands on the role of the individual in maintaining good internal control over financial reporting.

1) "Financial reporting" refers to quarterly reports, the year-end financial report and the annual report.

Risk assessment

At board level, the Finance and Risk Committee and the Audit Committee are respectively responsible for identifying and managing significant financial risks and any risks of material weaknesses in financial reporting.

An ongoing routine has been in use for some time to assess and evaluate risks in the processes, for example, the need to modify routines as a result of changes in tax rules or accounting legislation. In the wake of this assessment, measures are taken and routines updated to ensure accurate financial reporting. In autumn 2005, Investor carried out a formal risk analysis, evaluating the risk of weaknesses in financial reporting, in relation to important income statement and balance sheet items. This risk analysis will be a regular annual procedure.

In the course of its 2005 risk analysis, Investor identified a number of processes where the risk of material errors is relatively higher, owing to the complexity of the process or the large sums involved in transactions. These processes include, for example, routines to establish market valuations of holdings in the Private Equity business area and to ensure the existence of the assets, which is verified by monthly custody reconciliations of shareholdings. One important routine for ensuring accurate accounting for holdings and observance of regulations consists of closely monitoring and complying with current disclosure rules and laws on insider trading, and issuing information on transactions involving Investor's listed holdings, especially in the Core Investments business area.

Control activities

This risk assessment leads to a number of control activities. The purpose of the control activities is to prevent, detect and rectify weaknesses and deviations. Control activities include bank and custody reconciliations, analytical follow-up of decisions, comparisons between income statement items and automatic checking using IT-based systems. The fitness-for-purpose of IT-based checks is revised continuously on the basis of information received from system administrators in the business process and evaluated by an external partner once a year. The organization strives to separate duties in such a way that different individuals perform different aspects of control.

The essential control activities are documented and updated and improved on an ongoing basis. During the year, particular emphasis was placed on formulating and following up checks on the effects of new accounting policies under IFRS, for example, market valuation of loans and market valuation of unlisted holdings in the Private Equity business area.

Information and communication

To ensure the provision of efficient and accurate information internally and externally, every aspect of operations must communicate and share relevant and important information within the units, upward to management and the board and downward from the board and management. Policies and guidelines for the financial process are communicated between management and personnel via regular meetings, the intranet and e-mail. The aim is to identify, account for and follow up how the financial process is operating and to rectify any shortcomings. Via the Audit Committee, the board receives regular feedback from operations on aspects of internal control over financial reporting.

To ensure that information given externally is accurate and comprehensive, Investor has adopted a communications policy defining the way in which (by whom, what and how) this information must be issued.

Monitoring

The board receives detailed monthly reports on Investor's financial position and changes in its holdings. The company's financial situation and strategy are discussed at every board meeting.

Every quarterly report is examined by the Audit Committee for accuracy of the financial information. The Audit Committee also exercises an important role in ensuring that the required control activities are in place concerning important areas of risk related to the company's financial reporting, for example, unlisted new investments for which performance is difficult to judge. Reported shortcomings are followed up regularly via management and the Audit Committee.

During the year, a separate internal control unit was established to focus more closely on important areas. The unit reports to the Audit Committee. Its purpose is to serve as an objective support resource to the board with regard to the internal control structure, partly by investigating major areas of risk and partly by performing follow-ups and specific investigative auditing assignments in selected areas. The internal control unit plans its work in consultation with the Audit Committee, management and external accountants.

In 2005, work began on a systematic review and documentation of all major areas, focusing on the design and function of control activities to identify any shortcomings or needs. Specific auditing assignments were conducted to verify that control activities are serving their intended purpose. These auditing assignments have concerned the market valuation of investments in the Private Equity business area, controls of compensation calculations for employees in the Private Equity business area and the market valuation of the loan portfolio. The work to document and verify significant control activities is continuing in 2006.

Stockholm, February 22, 2006

Jacob Wallenberg
Chairman

Anders Scharp
Vice Chairman

Ulla Litzén

Sune Carlsson

O. Griffith Sexton

Björn Svedberg

Håkan Mogren

Sirkka Hämäläinen

Board of Directors



Jacob Wallenberg
born 1956
Chairman since 2005
Vice Chairman 1999-2005
Director since 1998
Other board assignments:
Vice Chairman of Atlas Copco AB, SAS AB and
SEB Skandinaviska Enskilda Banken
Director of ABB Ltd, The Knut and Alice Wallenberg Foundation,
The Nobel Foundation and W Capital Management AB
Work experience:
Chairman, SEB Skandinaviska Enskilda Banken
President and CEO, SEB Skandinaviska Enskilda Banken
Executive Vice President and Head of Enskilda Division
Advisor to the President and CEO, SEB Skandinaviska Enskilda Banken
Executive Vice President and CFO, Investor AB
Education: B.Sc. Economics and M.B.A., Wharton School, University of Pennsylvania
Committee assignments in Investor:
Audit Committee and Compensation Committee
Shares in Investor: 332,324
See Note 5 for holding of employee stock options.

Håkan Mogren
born 1944
Director since 1990
Other board assignments:
Non-Executive Deputy Chairman of AstraZeneca PLC
Vice Chairman of Gambro AB
Director of Groupe Danone, Norsk Hydro ASA,
Rémy Cointreau SA,
The Marianne and Marcus Wallenberg Foundation and The Swedish-American Foundation
Member of the Royal Swedish Academy of Engineering Sciences (IVA)
Work experience:
President and CEO, AB Marabou
President and CEO, Astra AB
Education: D.Sc. in Applied Biochemistry, Royal Institute of Technology, Stockholm
Committee assignments in Investor:
Audit Committee
Shares in Investor: 4,258

Ulla Litzén
born 1956
Director since 2003
Other board assignments:
Director of Atlas Copco AB, Boliden AB, Karo Bio AB, AB SKF and Posten AB
Work experience:
President of W Capital Management AB, 2001-2005
Managing Director and member of the Management Group, Investor AB, 1996-2001
Education: M.Sc. in Business Administration and Economics, Stockholm School of Economics, M.B.A., Massachusetts Institute of Technology
Committee assignments in Investor:
Finance and Risk Committee
Shares in Investor: 52,455
See Note 5 for holding of employee stock options.

Anders Scharp
born 1934
Vice Chairman since 2005
Director since 1988
Other board assignments:
Chairman of AB Ph. Nederman & Co, Saab AB and AB SKF
Member of the Royal Swedish Academy of Engineering Sciences (IVA)
Work experience:
President, CEO and Chairman, AB Electrolux
Chairman, Scania AB, Incentive AB, Saab-Scania AB, Atlas Copco AB and the Swedish Employers' Confederation
Director, the Federation of Swedish Industries and the Association of Swedish Engineering Industries
Education: M.Sc. in Engineering, Royal Institute of Technology, Stockholm
Committee assignments in Investor:
Compensation Committee
Shares in Investor: 72,584

O. Griffith Sexton
born 1944
Director since 2003
Other board assignments:
Director, Morgan Stanley
Work experience:
Advisory Director, Morgan Stanley
Managing Director, Morgan Stanley
Education: M.B.A., Stanford University Graduate School of Business, B.S.E., Princeton University
Committee assignments in Investor:
Compensation Committee
Shares in Investor: 0

Björn Svedberg
born 1937
Director since 1998
Other board assignments:
Chairman of Nefab AB
Director of Hi3G Access AB and the Knut and Alice Wallenberg Foundation
Member of the Royal Swedish Academy of Engineering Sciences (IVA)
Work experience:
President, CEO and Chairman, Ericsson
CEO, SEB Skandinaviska Enskilda Banken
Education: M.Sc. in Engineering, Royal Institute of Technology, Stockholm, and The Management Development Institute (IMEDE), Lausanne
Committee assignments in Investor:
Finance and Risk Committee
Shares in Investor: 38,382

Sune Carlsson
born 1941
Director since 2002
Other board assignments:
Chairman of Atlas Copco AB
Vice Chairman of Scania AB
Director of Autoliv, Inc. and Picanol NV
Work experience:
President and CEO, AB SKF
Executive Vice President, ASEA AB
Executive Vice President, ABB Ltd
Education: M.Sc. in Engineering, Chalmers University of Technology, Gothenburg
Committee assignments in Investor:
Audit Committee
Shares in Investor: 0

Sirkka Hämäläinen
born1939
Director since 2004
Other board assignments:
Vice Chairman of KONE Corporation,
Director of HKKK Holding, The Foundation for Economic Education and SanomaWSOY
Work experience:
Economist and Head of Department, Bank of Finland
Director General, Economics Department, Finnish Ministry of Finance
Director and Board Member, Bank of Finland
Governor and Chairman of the Board, Bank of Finland
Member of the Executive Board, European Central Bank
Education: D.Sc. in Economics, Helsinki School of Economics
Committee assignments in Investor:
Finance and Risk Committee
Shares in Investor: 0

Honorary Chairman



Peter Wallenberg
born 1926
Honorary Chairman since 1997. Chairman 1982–1997. Director 1969–1982
Other board assignments: Chairman of the Knut and Alice Wallenberg Foundation and Honorary Chairman of Atlas Copco AB
Education: Bachelor of Laws, University of Stockholm

Management Group



Lennart Johansson
born 1955
Business Development
Managing Director and member of the Management Group as of 2006, employed in 2003
Investor-related assignments: none
Education: M.Sc. in Finance, Stockholm School of Economics
Shares in Investor: 0

Lars Wedenborn
born 1958
Chief Financial Officer
Executive Vice President and member of the Management Group since 2000, employed in 2000
Investor-related assignments: Chairman of Novare Holding AB
Director of The Grand Group AB and WM-data AB
Education: M.Sc. in Economics, Uppsala University
Shares in Investor: 32.483

Henry E. Gooss
born 1941
Investor Growth Capital
Managing Director and member of the Management Group since 1998, employed in 1998
Investor-related assignments: Director of Mainstream Data, Inc. and White Rock Networks, Inc.
Education: M.B.A. in Investments, New York University, B.A. in Economics, Rutgers University
Shares in Investor: 10,000

Börje Ekholm
born 1963
President and Chief Executive Officer
Member of the Management Group since 1997, employed in 1992
Investor-related assignments: Chairman of WM-data AB and Biotage AB
Director of Chalmersinvest AB and Greenway Medical Technologies, Inc.
Education: M.Sc. in Engineering, Royal Institute of Technology, Stockholm, and M.B.A., INSEAD, Fontainebleau
Shares in Investor: 230,296

Adine Grate Axén
born 1961
Corporate Finance, Ownership Strategy and Equity Capital Markets
Managing Director and member of the Management Group since 1999, employed in 1994
Investor-related assignments: Director of Gambro AB, The Grand Group AB, Hi3G Access AB and OMX AB
Education: M.Sc. in Finance and International Business, Stockholm School of Economics
Shares in Investor: 34,006

Johan Forssell
Born 1971
Core Investments: Analysis and Valuation
Managing Director and member of the Management Group as of 2006, employed in 1995
Investor-related assignments: None
Education: M.Sc. in Finance, Stockholm School of Economics
Shares in Investor: 5,000

See Note 5 for the Management Group's holdings of employee stock options.

Marcus Wallenberg was a member of the Management Group up to August 31, 2005.
Fredrik Hillelson was a member of Investor's Management Group up to December 31, 2005.

Content of Financials

Administration Report

The Board of Directors and the President hereby present their annual report on the operations of Investor AB (publ.), 556013-8298, for 2005, the company's eighty-ninth year of business. The following income statements, balance sheets, specifications of changes in equity, statements of cash flow, accounting principles and notes to the financial statements constitute an integral part of the annual report.

Effective January 1, 2005, Investor's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS). This annual report is the first one in which these principles have been applied by Investor.

Fiscal Year 2005

OPERATIONS

Investor is the largest industrial holding company in the Nordic region. Investor's business concept is to generate attractive sustainable returns by investing in companies with solid potential for value creation and by leveraging Investor's knowledge, experience and global network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Investor restructured and renamed its business areas during the year. Operations are now conducted in the business areas Core Investments, Private Equity Investments, Financial Investments (accounted for together under the heading "Investing activities" in the income statement) and Operating Investments.

Investor is listed on the Stockholm Stock Exchange, where the company's class A and class B shares are traded.

GROUP

Investor's net asset value (market value of total assets less total liabilities) and its change best reflect the Group's performance. On December 31, 2005, Investor's net asset value amounted to SEK 134,180 m. (92,086). During 2005, the net asset value increased by SEK 42,094 m. (6,700).

Consolidated operating income was SEK 43,967 m. (9,790). Income after financial items totaled SEK 43,968 m. (8,801). Net income for the year was SEK 43,858 m. (8,745). The increase from last year was attributable mainly to value gains in core investments (of which SEK 8,650 m. from AstraZeneca, SEK 8,192 m. from Atlas Copco and SEK 6,886 m. from ABB) and SEK 4,794 m. within EQT's funds. The difference between net income for the year, SEK 43,858 m. (8,745) and the change in net asset value, SEK 42,094 m. (6,700) consists of dividends paid, SEK –1,735 m. (–1,735) and other changes in the Group's shareholders' equity totaling SEK –29 m. (–310).

Investments in shares and participations, and receivables in investing activities, totaled SEK 7,253 m. during the year (5,776). Sales of shares and participations, and receivables in investment operations, amounted to SEK 24,271 m. (12,960).

On December 31, 2005, total assets of the Investor Group amounted to SEK 162,368 m. (125,374), of which shareholders' equity represented SEK 134,180 m. (92,086). The rise in shareholders' equity consisted primarily of value increases totaling SEK 37,424 m. (8,007) in core investments, less the dividend payment of SEK 1,735 m. to shareholders (1,735). The equity/assets ratio was 83 (73) percent.

At the close of the fiscal year, the Group's short-term investments together with cash and cash equivalents amounted to SEK 23,111 m. (12,128). Interest-bearing liabilities, including related derivatives with positive values, totaled SEK 23,113 m. (27,984). The change was primarily due to sales of shares in a number of Core Investments and Private Equity Investments, and to loans repaid by 3 Scandinavia. During 2006-2008, outstanding loans in the nominal amount of SEK 8,174 m. are due.

Consolidated net debt (including derivative items) was SEK 223 m. (16,082), of which pension provisions and similar commitments accounted for SEK 221 m. (226). On December 31, 2005, net debt in relation to total assets was 0 (15) percent.

PARENT COMPANY

Financial reporting in the Parent Company differs from consolidated reporting with regard to financial instruments, which are reported in the Parent Company in accordance with the acquisition cost method and in the Group at fair value. As a consequence, carrying amounts for financial instruments reported by the Parent Company are not affected by any surplus values and income is not affected by any changes in surplus values.

Operating income of the Parent Company amounted to SEK 5,486 m. (6,794). The decrease was due mainly to write-downs. Net income for the year totaled SEK 6,520 m. (5,836).

During the year, investments in financial assets totaled SEK 4,540 m. (1,736). Sales of financial assets amounted to SEK 11,578 m. (8,574). Capital contributions to Group companies totaled SEK 2,189 m. (40). Capital contributions repaid by Group companies amounted to SEK 400 m. (321).

On December 31, 2005, total assets of the Parent Company amounted to SEK 93,355 m. (98,315), of which shareholders' equity was SEK 61,341 m. (56,252). The increase in equity was attributable mainly to capital gains and write-downs totaling SEK 3,718 m. (5,532) and dividends received amounting to SEK 2,230 m. (1,591), less the dividend payment of SEK 1,726 m. to shareholders (1,726).

INVESTING ACTIVITIES

Core Investments

Investor's Core Investments include major listed companies with a long investment horizon. On December 31, 2005, Investor's core investments comprised ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OMX, Saab AB, Scania, SEB and WM-data.

The value of core investments totaled SEK 115,419 m. on December 31, 2005 (87,408). All core investments had a positive impact on income during 2005. AstraZeneca, Atlas Copco and ABB had the biggest impact: SEK 8,650 m., SEK 8,192 m. and SEK 6,886 m., respectively.

In 2005, a total of SEK 1,157 m. (1,509) was invested in shares. Shares were sold for SEK 10,570 m. (7,733). SEK 909 m. was invested in shares in Electrolux AB and SEK 248 m. was invested in shares in Atlas Copco. Sales during the year consisted of shares in AstraZeneca for SEK 3,489 m, in SEB for SEK 1,926 m., in ABB for SEK 1,713 m., in Scania for SEK 550 m. and in Atlas Copco for SEK 277 m. Redemption rights within redemption programs were also sold for SEK 1,986 m. in Gambro and for SEK 629 m. in Atlas Copco.

During the year, Investor received dividends amounting to SEK 2,163 m. from core investments (1,574). The increase was mainly attributable to higher dividends from Ericsson amounting to SEK 203 m. (0) and from Scania totaling SEK 322 m. (109).

Private Equity Investments

The Private Equity business consists of the venture capital investments in Investor Growth Capital and debt-financed acquisitions (buyouts) in the partly owned funds managed by Investor Capital Partners and EQT.

At year-end, the total value of Investor's private equity investments was SEK 15,478 m. (13,896). The increase was mainly attributable to positive value changes, including dividends, totaling SEK 4,794 m. in the EQT funds (1,124), with the addition of acquisitions and with deduction for divestments in the business area.

A total of SEK 4,580 m. was invested during 2005 (1,818), while holdings were sold for a total of SEK 9,268 m. (4,448).

The average annualized return on investments during the period 1998–2005 met the targeted return requirement of 20 percent.

Investor Growth Capital

Investor Growth Capital's activities are focused primarily on expansion stage investments in growth companies in the healthcare sector in Northern Europe and the United States, and in the technology sector in Northern Europe, the United States and Asia. The value of investments in Investor Growth Capital amounted to SEK 6,372 m. on December 31, 2005 (7,612).

Investor Capital Partners

Investor Capital Partners' operations are conducted in the form of an investment fund focused on buyouts in Greater China. The fund has committed capital totaling USD 322 m., corresponding to about SEK 2.6 bn. Investor's commitment to the fund amounts to USD 200 m. (approximately SEK 1.6 bn), of which remaining commitments totaled USD 65 m. (about SEK 517 m.) on December 31, 2005.

EQT

EQT's investments are conducted in a number of funds operating primarily with outside capital. Advisory services are provided through EQT Partners, of which Investor is the majority owner. The eight EQT funds are EQT I, EQT II, EQT III, EQT IV, EQT Denmark, EQT Finland, EQT Mezzanine and the newly started fund EQT Opportunity. Investor's stake in these funds varies between 17 and 32 percent. The funds invest in companies in different industries with considerable potential for profitability improvement, growth and value creation.

At year-end, Investors total capital commitments in the EQT funds amounted to SEK 14 bn. (SEK 12 bn. at year-end 2004), of which remaining commitments totaled SEK 5 bn. (6).

Financial Investments

Financial investments are investments in financial or non-strategic holdings, or holdings with a short ownership horizon. On December 31, 2005, these investments were primarily holdings managed through Investor's active portfolio management activities and the investment in the RAM One hedge fund.

The total value of financial investments was SEK 1,380 m. on December 31, 2005 (788), of which SEK 644 m. (3) was in Investor's active portfolio management activities and SEK 681 m. (593) in RAM One. On the balance sheet date, Investor's active portfolio management activities had a long net position.

OPERATING INVESTMENTS

On December 31, 2005, operating investments consisted mainly of 3 Scandinavia, The Grand Group, Novare Human Capital, the advisory companies in Private Equity and a few real estate holdings. Operating Investments comprises companies in which Investor has a majority holding or large ownership interest in the underlying investment, and is involved in the business to a greater extent than in other business areas.

At year-end, the total value of operating investments was SEK 2,757 m. (2,811), of which The Grand Group accounted for SEK 1,505 m. (1,425) and 3 Scandinavia for SEK 843 m. (992).

3 Scandinavia

On December 31, 2005, 3 Scandinavia had 461,000 subscribers in Sweden and Denmark, an increase of approximately 100,000 during 2005. Subscriber uptake in 2005 was lower than anticipated but picked up in the fourth quarter. According to analysts, 3 has more than 50 percent of the 3G market in Sweden and thus holds a very strong position. In addition, the trend over the year indicates growing usage of data services and 3 has also received a number of important awards for its 3G services. In December 2005, the Swedish Post and Telecom Agency established that 3 offers the best 3G coverage in Sweden.

3 Scandinavia aims to achieve EBITDA (earnings before tax, interest, depreciation and amortization) breakeven, after deducting all customer acquisition and retention costs, on a monthly basis by 2008 at the latest. The company's plans indicate that total financing needs for the project will be in the upper end of the earlier communicated range of SEK 20-25 bn. Investor owns 40 percent of 3 Scandinavia and the remaining 60 percent is owned by Hong Kong-based Hutchison Whampoa.

During 2005, Investor financed 3 for a total of SEK 1,340 m. Up to December 31, 2005, Investor had financed 3 for a total of SEK 2,966 m. Hutchison Whampoa had contributed its proportional share of financing to 3 in a corresponding way. In addition, 3 Scandinavia has been financed with a loan facility totaling SEK 10.5 bn. that was secured during 2005. The remaining financing need is initially expected to be in the form of equity contributions or shareholders' loans.

The Grand Group

In the fourth quarter, the decision was made to launch a number of rebuilding and development projects at the Grand Hôtel in Stockholm.

In 2005, the Grand Hôtel noted a rising occupancy rate and improved average prices. Renovation of the adjacent Burmanska Palatset building is on schedule and there is strong interest in the new hotel and conference offering.

The operating result of The Grand Group was SEK –5 m. (–37) in 2005. The ongoing renovation program has limited the Grand Hôtel's operating capacity and also resulted in a cost of SEK 12 m. (29) that was charged against income for the year, of which the greater part was in the fourth quarter.

OPERATING COSTS

Consolidated operating costs totaled SEK 475 m. during the year (458). The increase was due mainly to currency effects as a consequence of a stronger U.S. dollar, and to measures related to the application of the Swedish Code of Corporate Governance.

The calculation of commitments within the framework for employee stock option and share programs resulted in additional costs of SEK 73 m. for the year (18) m.

PERSONNEL

The number of full-time equivalent employees in Investor's wholly owned investing activities totaled 139 in 2005, down from 145 in 2004 and 158 in 2003. The decline is the result of organizational alignments approved, and for the most part, implemented in 2004.

RISKS AND RISK MANAGEMENT

See Note 28 for a detailed description of Investor's risk exposure and risk management.

FUTURE DEVELOPMENT

With essentially no net debt, Investor is well positioned financially, which will allow the company to take advantage of business opportunities when they arise, although investments will only be made when Investor believes attractive returns can be achieved. Existing commitments to 3 Scandinavia (loan guarantees and financing commitments) and to the company's private equity investments must be considered when looking at Investor's net financial position.

Investor has generated gross proceeds from realizations of private equity investments for nearly SEK 14 bn. over the past two years, of which SEK 9 bn. in 2005. Due to the divestiture programs, Investor has fewer companies in exit stage and consequently it is unlikely that the company will see similar levels of cash flow during 2006.

During 2006, Investor will continue to review its mix of holdings and work with investments so they become or remain best-in-class in their industries.

SIGNIFICANT EVENTS AFTER THE END OF THE FISCAL YEAR

See Note 30 for an account of significant events after the end of the fiscal year.

PROPOSAL FOR LONG-TERM INCENTIVE PROGRAM

As in the previous year, the Board of Directors will propose a long-term incentive program for Investor's employees at the 2006 Annual General Meeting. The Board's final proposals will be announced in the Notice to the Annual General Meeting.

BOARD'S STATEMENT ON THE PROPOSED DISPOSITION OF EARNINGS

Investor AB's distribution policy is to declare dividends attributable to a high percentage of dividends received from Core Investments, as well as to make a distribution from other net assets. As shown on the next page, the proposed dividend is SEK 2,685 m. Dividends received from the Core Investments amounted to SEK 2,163 m. in 2005. The Group's equity attributable to the shareholders of the Parent Company was SEK 134,060 m. on December 31, 2005 and unrestricted equity in the Parent Company was SEK 42,611 m.

With reference to the above, and to other information that has come to the knowledge of the board, it is the opinion of the board that the proposed dividend is defendable with reference to the demands that the nature, scope and risks of Investor's operations place on the size of the company's and the Group's equity, and the company's and the Group's consolidation needs, liquidity and position in general.

Proposed Disposition of Earnings

The Board of Directors and the President propose that the unappropriated earnings in Investor AB at the disposal of the Annual General Meeting:

Retained earnings	36,090,751,212
Net profit for the year	6,520,082,168
Total SEK	42,610,833,380

be allocated as follows:

Dividend to shareholders, SEK 3.50 per share	2,685,112,605
Funds to be carried forward	39,925,720,775
Total SEK	42,610,833,380

The Board of Directors and President certify that the financial reporting is prepared in accordance with generally accepted accounting principles for a publicly listed company in Sweden. The information presented is consistent with the actual conditions and that nothing of a significant nature has been omitted that would be required for a fair presentation of the Group and Parent Company in the financial reporting.[1]

The annual accounts and the consolidated financial statements were approved for the review and approval of the Board of Directors on February 22, 2006. The consolidated income statement and balance sheet, and the income statement and balance sheet of the Parent Company, will be presented for adoption by the Annual General Meeting on March 21, 2006.

Stockholm, February 22, 2006

Jacob Wallenberg
Chairman

Anders Scharp
Vice Chairman

Ulla Litzén

Sune Carlsson

Björn Svedberg

O. Griffith Sexton

Håkan Mogren

Sirkka Hämäläinen

Börje Ekholm
President and Chief Executive Officer

Our Audit Report was submitted on February 24, 2006

KPMG Bohlins AB

Carl Lindgren
Authorized Public Accountant

Ernst & Young AB

Jan Birgerson
Authorized Public Accountant

1) This assurance, which has been given in accordance with the Swedish Code of Corporate Governance, does not mean that the board, the members of the board and the President assume any greater responsibility other than that stated in the Swedish Companies Act.

Consolidated Income Statement

Amounts in SEK m.	Note 2	2005	2004
Investing activities			
Dividends		2,415	1,710
Changes in value	3	43,663	9,238
Operating costs	4, 5, 6, 7	–414	–416
Restructuring cost		–	–75
Net profit/loss – Investing activities		**45,664**	**10,457**
Operating investments			
Net sales		659	707
Cost of services sold		–714	–755
Operating costs	4, 5, 6, 7	–8	–6
Share of results of associates	8	–1,508	–534
Net profit/loss – Operating investments		**–1,571**	**–588**
Groupwide operating costs	4 ,5 ,6 ,7	–53	–36
Costs of long-term incentive programs	5	–73	–18
Restructuring cost		–	–25
Operating profit/loss		**43,967**	**9,790**
Profit/loss from financial items			
Financial income	9	1,522	796
Financial expenses	9	–1,521	–1,785
Net financial items		**1**	**–989**
Profit/loss before tax		**43,968**	**8,801**
Taxes	10	–110	–56
Profit/loss for the year		**43,858**	**8,745**
Attributable to:			
Shareholders of the Parent		43,842	8,736
Minority interest		16	9
Profit/loss for the year		**43,858**	**8,745**
Basic earnings per share, SEK	11	57.15	11.39
Diluted earnings per share, SEK	11	57.02	11.37

Consolidated Balance Sheet

Amounts in SEK m.	Note	12/31 2005	12/31 2004
ASSETS			
Intangible assets	12	4	–
Property, plant and equipment	13, 14	2,418	2,649
Shares and participations in investing activities	15	131,648	102,106
Investments in associates	8	698	992
Long-term receivables	16	1,509	4,856
Deferred tax assets	10	40	31
Total non-current assets		**136,317**	**110,634**
Tax assets		102	149
Prepaid expenses and accrued income	17	975	966
Other receivables	16	453	587
Shares and participations in active portfolio management	18	1,410	910
Short-term investments	19	18,891	7,714
Cash and cash equivalents	20	4,220	4,414
Total current assets		**26,051**	**14,740**
TOTAL ASSETS		**162,368**	**125,374**

Amounts in SEK m.	Note	12/31 2005	12/31 2004
EQUITY	21		
Share capital		4,795	4,795
Other contributed equity		13,533	13,533
Reserves		200	229
Retained earnings, including profit/loss for the year		115,532	73,419
Equity attributable to the Parent Company shareholders		**134,060**	**91,976**
Minority interest		120	110
Total equity		**134,180**	**92,086**
LIABILITIES			
Long-term interest-bearing liabilities	22	20,555	25,515
Other long-term liabilities	26	–	275
Pensions and similar obligations	23	221	226
Provisions	24	147	142
Deferred tax liabilities	10	553	532
Total non-current liabilities		**21,476**	**26,690**
Current interest-bearing liabilities	22	3,998	3,306
Trade payables		62	52
Tax liabilities		92	69
Accrued expenses and prepaid income	25	1,317	1,678
Other liabilities	26	1,205	1,461
Provisions	24	38	32
Total current liabilities		**6,712**	**6,598**
Consolidated total liabilities		**28,188**	**33,288**
TOTAL EQUITY AND LIABILITIES		**162,368**	**125,374**

See Note 27 for the Group's contingent liabilities and assets pledged as securities.

Consolidated Statement of Changes in Equity

Amounts in SEK m.	Note 21	Share capital	Other contributed equity	Reserves	Retained earnings, incl. profit/loss for the year	Total	Minority interest	Total equity
Opening balance 1/1 2005		**4,795**	**13,533**	**229**	**73,419**	**91,976**	**110**	**92,086**
Translation reserve, change for the year				73		73	3	76
Revaluation reserve, change for the year				–29	29			
Hedging reserve, change for the year				–73		–73		–73
Total change in net assets recognized directly in equity, excluding transactions with shareholders				**–29**	**29**	**0**	**3**	**3**
Profit/loss for the year					43,842	43,842	16	43,858
Total change in net assets, excluding transactions with shareholders				**–29**	**43,871**	**43,842**	**19**	**43,861**
Dividends					–1,726	–1,726	–9	–1,735
Stock options exercised by employees					–52	–52		–52
Equity-settled share-based payment transactions					20	20		20
Balance at year-end 2005		**4,795**	**13,533**	**200**	**115,532**	**134,060**	**120**	**134,180**

Amounts in SEK m.	Note 21	Share capital	Other contributed equity	Reserves	Retained earnings, incl. profit/loss for the year	Total	Minority interest	Total equity
Opening balance 1/1 2004	Note 41	**4,795**	**13,533**	**674**	**66,365**	**85,367**	**19**	**85,386**
Translation reserve, change for the year				–457		–457	3	–454
Revaluation reserve, change for the year				–30	30			
Hedging reserve, change for the year				42		42		42
Effect of recognizing b-business partners as a subsidiary							88	88
Total change in net assets recognized directly in equity, excluding transactions with shareholders				**–445**	**30**	**–415**	**91**	**–324**
Profit/loss for the year					8,736	8,736	9	8,745
Total change in net assets, excluding transactions with shareholders				**–445**	**8,766**	**8,321**	**100**	**8,421**
Dividends					–1,726	–1,726	–9	–1,735
Stock options exercised by employees					–4	–4		–4
Equity-settled share-based payment transactions					18	18		18
Balance at year-end 2004		**4,795**	**13,533**	**229**	**73,419**	**91,976**	**110**	**92,086**

Consolidated Statement of Cash Flows

Amounts in SEK m.	Note 20	2005	2004
Operating activities			
Core Investments			
Dividends received		2,163	1,574
Private Equity Investments			
Dividends received		225	40
Financial Investments			
Dividends received		40	75
Cash receipts		22,458	24,148
Cash payments		–23,043	–24,012
Operating investments and operating costs			
Cash receipts		785	487
Cash payments		–1,097	–1,281
Cash flow from operating activities before net interest and income taxes		**1,531**	**1,031**
Interest received/paid		–858	–864
Income taxes paid		–21	–183
Cash flow from operating activities		**652**	**–16**
Investing activities			
Core Investments			
Acquisitions		–1,708	–1,509
Divestments		11,121	7,733
Private Equity Investments			
Acquisitions, etc.		–4,905	–1,966
Divestments		9,353	4,315
Financial Investments			
Acquisitions, etc.		–18	–216
Divestments		315	696
Operating Investments			
Increase in long-term receivables		–1,660	–1,770
Decrease in long-term receivables		4,200	–
Net changes, short-term investments		–11,198	–2,767
Acquisitions of property, plant and equipment		–272	–505
Disposals of property, plant and equipment		403	1
Cash flows from investing activities		**5,631**	**4,012**
Financing activities			
Loans raised		–	1,199
Reduction of loans		–4,766	–3,860
Dividends paid		–1,735	–1,735
Cash flow from financing activities		**–6,501**	**–4,396**
Cash flow for the year		**–218**	**–400**
Cash and cash equivalents at beginning of the year		**4,414**	**4,859**
Exchange difference in cash		24	–45
Cash and cash equivalents at year-end		**4,220**	**4,414**

Parent Company Income Statement

Amounts in SEK m.	Note	2005	2004
Investing activities			
Dividends		2,230	1,591
Capital gains		5,804	5,530
Impairment losses	38, 39	–2,086	2
Operating costs		–248	–253
Net profit/loss – Investing activities		**5,700**	**6,870**
Net sales		4	3
Operating costs		–218	–79
Operating profit/loss		**5,486**	**6,794**
Profit/loss from financial items			
Results from participations in Group companies	33	1,827	–364
Result from other receivables that are non-current assets	34	1,015	1,033
Interest income and similar income items	35	265	202
Interest expense and similar expense items	36	–2,073	–1,829
Profit/loss after financial items		**6,520**	**5,836**
Taxes	10	–	–
Profit/loss for the year		**6,520**	**5,836**

Parent Company Balance Sheet

Amounts in SEK m.	Note	12/31 2005	12/31 2004
ASSETS			
Non-current assets			
Intangible assets			
Capitalized expenditure for software	12	4	–
Property, plant and equipment			
Equipment	13	24	18
Financial investments			
Participations in Group companies	37	18,354	14,739
Investments in associates	38	38,469	35,968
Other long-term holdings of securities	39	16,665	24,264
Receivables from Group companies	40	15,108	20,172
Total non-current assets		88,624	95,161
Current assets			
Current receivables			
Accounts receivable		4	1
Receivables from Group companies		4,677	2,938
Tax assets		11	14
Other receivables		1	68
Prepaid expenses and accrued income	17	38	133
		4,731	3,154
Cash on hand and balances with banks	20	0	0
Total current assets		4,731	3,154
TOTAL ASSETS		93,355	98,315

Parent Company Balance Sheet

Amounts in SEK m.	Note	12/31 2005	12/31 2004
EQUITY AND LIABILITIES			
Equity	21		
Restricted equity			
Share capital		4,795	4,795
Statutory reserve		13,935	13,935
		18,730	18,730
Unrestricted equity			
Accumulated profit/loss		36,091	31,686
Profit/loss for the year		6,520	5,836
		42,611	37,522
Total equity		**61,341**	**56,252**
Provisions			
Provisions for pensions and similar obligations	23	190	196
Other provisions	24	177	392
Total provisions		**367**	**588**
Non-current liabilities			
Loans		18,556	23,857
Liabilities to Group companies		538	501
Total non-current liabilities	22	**19,094**	**24,358**
Current liabilities			
Loans		3,773	3,307
Trade payables		15	14
Liabilities to Group companies		7,018	12,849
Other liabilities		59	37
Accrued expenses and prepaid income	25	1,688	910
Total current liabilities		**12,553**	**17,117**
TOTAL EQUITY AND LIABILITIES		**93,355**	**98,315**

ASSETS PLEDGED AS SECURITIES AND CONTINGENT LIABILITIES			
Assets pledged as securities	27	348	379
Contingent liabilities	27	4,327	121

Parent Company Statement of Changes in Equity

Amounts in SEK m.	Note 21	Restricted equity Share capital	Restricted equity Statutory reserve	Unrestricted equity Accumulated profit/loss	Unrestricted equity Profit/loss for the year	Total equity
Opening balance 1/1 2005		**4,795**	**13,935**	**37,522**		**56,252**
Change in reserve, hedges of employee stock options				275		275
Total change in net assets recognized directly in equity, excluding transactions with shareholders				**275**		**275**
Profit/loss for the year					6,520	6,520
Total change in net assets, excluding transactions with shareholders				**275**	**6,520**	**6,795**
Dividends				–1,726		–1,726
Equity-settled share-based payment transactions				20		20
Balance at year-end 2005		**4,795**	**13,935**	**36,091**	**6,520**	**61,341**

Amounts in SEK m.	Note 21	Restricted equity Share capital	Restricted equity Statutory reserve	Unrestricted equity Accumulated profit/loss	Unrestricted equity Profit/loss for the year	Total equity
Opening balance 1/1 2004		**4,795**	**13,935**	**33,291**		**52,021**
Adjustment due to change of accounting principle				–14		–14
Adjusted equity 1/1 2004		**4,795**	**13,935**	**33,277**		**52,007**
Change in reserve, hedges of employee stock options				117		117
Total change in net assets recognized directly in equity, excluding transactions with shareholders				**117**		**117**
Profit/loss for the year					5,836	5,836
Total change of net assets, excluding transactions with shareholders				**117**	**5,836**	**5,953**
Dividends				–1,726		–1,726
Equity-settled share-based payment transactions				18		18
Balance at year-end 2004		**4,795**	**13,935**	**31,686**	**5,836**	**56,252**

Parent Company Statement of Cash Flows

Amounts in SEK m.	*Note 20*	2005	2004
Operating activities			
Dividends received		2,230	1,591
Operating costs		–332	–308
Cash flow from operating activities before net interest and income taxes		**1,898**	**1,283**
Interest received/paid		–824	-680
Income taxes paid		4	–
Cash flow from operating activities		**1,078**	**603**
Investing activities			
Share portfolio			
Acquisitions		–2,407	–1,697
Divestments		12,079	8,211
Other items			
Capital contributions to subsidiaries		–2,189	–40
Repaid capital contributions from subsidiaries		400	321
Acquisitions of items of property, plant and equipment		–15	–5
Cash flows from investing activities		**7,868**	**6,790**
Financing activities			
Loans raised		–	850
Reduction of loans		–4,778	–3,811
Change, inter-company transactions		–2,442	–2,706
Dividends paid		–1,726	–1,726
Cash flow from financing activities		**–8,946**	**–7,393**
Cash flow for the year		**0**	**0**
Cash and cash equivalents at beginning of the year		**0**	**0**
Cash and cash equivalents at year-end		**0**	**0**

Notes to the Financial Statements *All amounts in SEK millions unless stated otherwise*

NOTE 1 Accounting policies

ACCOUNTING AND MEASUREMENT PRINCIPLES

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) and interpretations from the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Commission for application within the European Union. These financial statements are the first complete financial statements to be prepared in accordance with IFRS. In connection with the transition from previously applied GAAP to financial reporting in accordance with IFRS, the Group has applied IFRS 1, the standard describing how to report the transition to IFRS. Furthermore, the Swedish Financial Accounting Standards Council's recommendation concerning supplementary accounting principles for groups, RR 30 "Supplementary Accounting Regulations for Groups", has been applied.

The Parent Company applies the same accounting principles as the group, except where noted below in the section "The Accounting Principles of the Parent Company." Any differences between the accounting principles of the Parent Company and those of the Group are caused by limitations to the application of IFRS in the Parent Company because of the Swedish Annual Accounts Act and the Swedish law on safeguarding pension commitments ("Tryggandelagen"), and to some extent for tax reasons.

Note 41 includes explanations of how the transition to IFRS has affected the financial results, financial position and reported cash flows of the Group.

Presumptions in preparing the financial statements for the Parent Company and the Group

The Parent Company's functional currency is Swedish kronor, which also is the reporting currency for the Parent Company and for the Group. The financial statements are therefore prepared in Swedish kronor. All amounts, unless otherwise stated, are rounded to the nearest million. Assets and liabilities are recognized at historical cost, except shares and participations in the investment operations, shares and participations in the active portfolio management activities, short-term investments, derivatives, interest-bearing liabilities to credit institutions and owner-occupied property. Non-current assets and liabilities consist basically of amounts that are expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities consist mainly of amounts that are expected to be recovered or settled within 12 months from the balance sheet date.

In order to prepare the financial reports in accordance with IFRS, management must make estimates and assumptions that affect the accounting principles and the amounts recognized for assets, liabilities, revenue and expenses. The estimates and assumptions are based on past experience and a number of factors that seem reasonable under the current conditions. The result of these estimates is then used to assess the carrying amounts of asset and liabilities whose source is otherwise not clear. The actual outcome may differ from these estimates and assessments.

The estimates and assumptions are reviewed regularly. Changes in estimates are reported in the period the change is made, if the change has only affected this period, or in the period the change is made and in future periods if the change affects both the current period and future periods.

Estimates made by management when applying IFRS which have a significant effect on the financial statements, and estimates that can result in significant adjustments of the financial statements in the following year, are disclosed in "Note 31 Key estimates and assumptions".

The accounting policies for the group, specified below, have been consistently applied to all periods presented in the consolidated financial statements, unless otherwise noted below, as well as in preparing the opening IFRS balance sheet on January 1, 2004, where the transition from previous GAAP to accounting principles in accordance with IFRS is explained. The accounting principles of the Group have been consistently applied to reporting and consolidation of subsidiaries and associates.

The accounting principles of the Parent Company, specified below, have been consistently applied to all periods presented in the financial statements of the Parent Company.

Changes in accounting policies

The transition to IFRS accounting is reported in accordance with IFRS 1 for the Group and is explained in "Note 41 Comments on reporting in accordance with IFRS".

New IFRS and interpretations that will be applied during future periods

As of 2006, the new requirements in IAS 39 will be applied concerning "fair value option". The application of these requirements is not expected to have any effect on Investor's reporting of financial instruments.

A revised version of IAS 19 concerning the accounting of actuarial gains and actuarial losses and certain disclosures will be applied as of 2006. Currently, Investor holds the view that all actuarial gains and actuarial losses will continue to be reported directly in the income statement. During 2005, IASB published IFRS 7 concerning disclosures about financial instruments. The contents are largely the same as in IAS 32. The standard is applicable as of 2007, but earlier application is encouraged. Investor has chosen not to apply IFRS 7 for the 2005 fiscal year.

SEGMENT REPORTING

A segment is a distinguishable component of the group that is either engaged in providing certain products or services (business segment) or that is engaged in providing products or services within a particular economic environment (geographical segment), and that is subject to risks and returns that are different from those of other segments.

Segment information is reported in accordance with IAS 14 for the Group only.

The business areas Core Investments, Private Equity Investments, Financial Investments and Operating Investments constitute the primary format for reporting the Group's operations by segment. The internal reporting structure is based on a corresponding format, which is why the business areas are the most appropriate primary reporting format to use.

No segment reporting based on geographic areas is presented because no geographic areas could be identified that correspond to the definition "a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments." Since the geographic risks for holdings depend on the markets in which they operate, the geographic operating areas of each holding could constitute a meaningful format for segment reporting based on geographic areas if it had been possible to obtain this information. The information is difficult to obtain because Investor has a large number of holdings and is usually a minority owner. Other possible formats for segment reporting based on geographic areas, such as the registered headquarters of the holdings, or alternatively, the Investor office from which the holdings are administered, are judged to be of very limited value, since the operations of these units are dependent on developments in other geographic areas.

Geographic areas are not used for internal reporting purposes either.

CONSOLIDATION PRINCIPLES

Subsidiaries

Subsidiaries are entities that are controlled by Investor AB. Control is the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. When assessing whether an enterprise controls another enterprise, the existence and effect of potential voting rights currently exercisable or convertible is considered.

Subsidiaries are reported in accordance with the purchase method. Under the method an acquisition is treated as a transaction in which the group indirectly acquires the subsidiary's assets and assumes its liabilities and contingent liabilities. The consolidated cost is determined by an analysis at the time of the business combination. In the analysis, the cost of the participations or operations is determined, as well as the fair value of the identifiable assets and the assumed liabilities and contingent liabilities on the transaction date. The cost of the shares in the subsidiary and the operations, respectively, consists of the fair values on the transfer date for assets, liabilities incurred or assumed, and equity instruments issued and used as consideration for the net assets acquired and the transaction cost directly attributable to the acquisition. In a business combination where cost exceeds the net carrying amount of acquired assets and assumed liabilities and contingent liabilities, the difference is recognized as goodwill.

When the difference is negative, it is recognized directly in the income statement.

The financial statements of subsidiaries are consolidated from the date of the acquisition until the date when control ceases.

Associates

Operating investments

Associates are companies for which the Group has significant influence, but not control, over financial and operating policy decisions, usually by holding between 20 percent and 50 percent of the votes. From the date significant influence is gained, interests in associates are reported using the equity method in the consolidated financial statements. When accounting in accordance with the equity method, the carrying amount of investments in associates in the consolidated financial statements corresponds to the Group's share of equity in the associates, consolidated goodwill, and any residual value of consolidated surplus values and values less than the carrying amount. In the consolidated income statement, the Group's share of associates' net results after tax and minority adjusted for any depreciation, impairment losses or resolved acquired surplus values and values less than carrying amount is recognized as "Share of results of associates." Distributions received from an associate reduce the carrying amount of the investment.

On acquisition of the investment any difference between the cost of the holding and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations.

When the Group's share of reported losses in the associate exceeds the carrying amount of the participations in the Group, the value of the participations is reduced to zero. Losses are also settled against long-term financial dealings with no security whose substance is part of the investor's net investment in the associate. Continuing losses are not recognized, unless the Group has guaranteed to cover losses incurred in the associate. The equity method is applied until the date when the Group's significant influence ceases.

Investing activities

The Investor Group is mainly involved in venture capital operations. According to IAS 28.1, share-based investments, including those where Investor has significant influence, are recognized at fair value through profit or loss, according to IAS 39.

Transactions that are eliminated in consolidation

Intra-group receivables and payables, revenue and expenses, and unrealized gains or unrealized losses arising in intra-group transactions, are fully eliminated in the preparation of the consolidated financial statements.

Unrealized gains arising from transactions with associates that are consolidated using the equity method are eliminated to the extent that corresponds to the Group's interest in the company. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no indication of impairment loss.

FOREIGN CURRENCY

Foreign currency transactions

Foreign currency transactions are translated into the functional currency at the exchange rate on the date of the exchange transaction. Foreign currency monetary assets and liabilities are translated into the functional currency at the exchange rate on the balance sheet date.

Functional currency is the currency of the primary economic environments in which Group companies operate. Group companies consist of the Parent Company, subsidiaries and associates. The functional currency and reporting currency of the Parent Company is Swedish kronor. The reporting currency for the Group is Swedish kronor.

Exchange differences arising on translations are reported in the income statement. Non-monetary assets and non-monetary liabilities recognized at historical cost are translated using the exchange rate on the date of the transaction. Non-monetary assets and non-monetary liabilities recognized at fair value are translated into the functional currency using the exchange rate on the date of measurement at fair value.

Financial statements of foreign operations

Assets and liabilities in foreign operations, including goodwill and other consolidated surplus values and values less than the carrying amount, are translated into Swedish kronor using the exchange rate on the balance sheet date. Revenues and expenses for a foreign operation are translated into Swedish kronor using an average exchange rate that approximates the exchange rates on the dates of the transactions. Foreign currency translation differences when translating foreign operations are recognized directly in equity as a translation reserve.

Net investment in a foreign operation

Translation differences occurring when translating a net investment in a foreign operation and related effects of hedges of the net investments are recognized directly in the translation reserve under equity. When a foreign operation is divested, cumulative translation differences attributable to the company are realized in the consolidated income statement less any currency hedges.

Cumulative translation differences are reported as a separate category under equity, the translation reserve, and consist of translation differences accumulated since January 1, 2004. Cumulative translation differences prior to January 1, 2004 are allocated to other categories under equity and are not separately disclosed.

REVENUE

Revenues consist mainly of changes in the value of securities and dividends. Revenues are reported in the income statement when it is probable that economic benefits associated with the transaction will flow to the company and the amount of benefits can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

For items that were held in the balance sheet at the beginning and at the close of the period, the change in value consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the change in value consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the change in value consists of the difference between the value at the close of the period and the acquisition cost.

Dividends are recognized when the right to receive payment is established.

EXPENSES

Operating costs

Operating costs refer mainly to costs of administrative nature, such as payroll costs, rental charges, travel expenses, consultant costs, etc.

Payments for operating leases

Payments for operating leases are recognized on a straight-line basis over the lease term. Incentives received when entering an agreement are included in the total recognized cost of leasing in the income statement.

FINANCIAL INCOME AND EXPENSES

Financial income and financial expenses consist of interest income from bank deposits, receivables and interest-bearing securities, interest expenses on loans, exchange rate differences, changes in the value of financial investments and liabilities and derivatives used in financial activities. Interest income includes the net of interest on derivatives attributable to the company's loans.

Interest income on receivables and interest expenses on liabilities are estimated using the effective interest method. The effective interest rate is the rate that discounts the expected stream of future cash payments through maturity to the carrying amount of the receivable or payable at *initial recognition. Transaction costs, including issuing costs, are expensed* immediately as receivables or payables are measured at fair value through profit or loss and are amortized over the term when measured at amortized cost. Costs relating to credit facilities are recognized on a straight-line basis over the term of the facilities.

The Group and the Parent Company do not capitalize interest in the cost of assets.

INTANGIBLE ASSETS

Capitalized expenditure for software

Direct costs of software intended for own administrative use are recognized as an asset in the balance sheet when costs are expected to generate future economic benefits in the form more efficient processes. Other development costs are recognized as incurred. Capitalized development costs are amortized over an estimated useful life of five years from the date they are available for use.

PROPERTY, PLANT AND EQUIPMENT

Equipment

An item of equipment is recognized as an asset in the balance sheet when it is probable that the future economic benefits will flow to the enterprise and the asset has a cost that can be measured reliably.

For the Group, equipment is carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost includes purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Directly attributable expenditure include costs for delivery and handling, installation, consultancy fees and legal services.

Owner-occupied property

Owner-occupied property is recognized at fair value less accumulated depreciation and revaluation adjustments made since the last revaluation. Revaluation is made with sufficient regularity to ensure that the carrying amount does not differ materially from that which is determined using fair value on the balance sheet date. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading "Revaluation reserve." If the increase consists of a reversal of a previously recognized impairment loss on the same asset, the increase is recognized as a reduced cost in the income statement. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. If there is a balance in the revaluation reserve attributable to the asset, the decrease is recognized directly to the revaluation reserve. The difference between the depreciation based on the revalued amount, and the depreciation according to the original cost, is transferred from the revaluation reserve to retained earnings.

Accumulated depreciation on the date of revaluation is eliminated against the cost of the asset (or revalued cost, if applicable), and the remaining net amount is adjusted to be consistent with the revalued amount (the fair value of the asset).

When an asset is divested, the revaluation reserve is transferred to retained earnings, without affecting profit or loss.

Owner-occupied property for which the components have different useful lives, are treated as separate components (such as the framework, roof and basic installations) of owner-occupied property.

The carrying amount for an owner-occupied property is derecognized on disposal or when no future economic benefits are expected from the use or disposal of owner-occupied property. Gains or losses on the sale or disposal of an owner-occupied property is determined as the difference between the selling price and the carrying amount of the asset less direct costs to dispose of the asset. Gains or losses are recognized in operating income.

Subsequent expenditure relating to owner-occupied property

Subsequent expenditure is included in the cost only if it is probable that the future economic benefits associated with the asset will flow to the company and that the cost can be measured reliably. All other subsequent expenditures are recognized as an expense in the period in which it is incurred.

The assessment of whether a subsequent expenditure is included in the cost depends on whether the expenditure relates to replacements of identified components, or parts thereof, in which case the expenditure is capitalized. Even in cases where a new component has been created, the expenditure is added to the cost. Any undepreciated carrying amounts of replaced components, or parts of components, are disposed and expensed in connection with the replacement. Repairs are recognized as incurred.

Leased assets

In the consolidated financial statements, leases are classified as either financial or operating leases. The lease is a financial lease when the economic risks and rewards incident to ownership of a leased asset are essentially transferred to the lessee, otherwise the lease is classified as an operating lease. Investor's leases are only operating leases, and refer mainly to office rents and office machines.

Depreciation principles

Depreciation is calculated with the straight-line method over the estimated useful life of the asset. Land is not depreciated. The Group applies depreciation based on components, which means that depreciation is based on the useful life of each component.

Useful lives:	
Owner-occupied property	50 -100 years
Larger components	5 - 25 years
Equipment and computers	3 - 10 years

The residual value and the useful life of an asset are reviewed each year.

IMPAIRMENT

The carrying amounts of Group assets, except for financial assets recognized at fair value through profit or loss in accordance with IAS 39, are reviewed each balance sheet date for an indication of impairment. If any such indication exists, the recoverable amount of that asset is estimated.

An impairment loss is recognized if the carrying amount of an asset exceeds the recoverable amount. An impairment loss is recognized in the income statement.

Measurement of the recoverable amount

The recoverable amount of assets in the categories loans and receivables, which are recognized at amortized cost, is determined as the present value of future cash flows discounted at the effective rate at initial recognition of the asset. Assets with short maturities are not discounted.

The recoverable amount of other assets is the highest of fair value less costs to sell and value in use. When determining the value in use, future cash flows are discounted using a discount rate that takes into account the risk-free interest rate and risk associated with the specific asset. For an asset that does not generate cash flow, which is largely independent of other assets, a common recoverable amount is determined for the cash-generating unit that the asset belongs to.

Reversal of impairment losses

An impairment loss is reversed if an increase in the recoverable amount can be objectively related to en event occurring after the impairment loss was recognized and there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

An impairment loss is reversed only to the extent that it does not increase the carrying amount of an asset above the carrying amount that would have been determined for the asset had no impairment loss been recognized in prior years, taking into account the depreciations of the asset.

FINANCIAL INSTRUMENTS

For the Group, financial instruments are measured and recognized in accordance with the requirements in "IAS 39 Financial Instruments: Recognition and Valuation".

Financial instruments are initially recognized at cost, corresponding to the fair value of the instrument plus transaction costs of receivables and payables measured at amortized cost. Other financial assets and financial liabilities are measured less transaction cost at initial recognition.

A financial asset or financial liability is recognized in the balance sheet when the company becomes party to the instrument's contractual terms. Trade account receivables are recognized in the balance sheet when an invoice is sent. A liability is recognized when the counterparty has performed and there is a contractual obligation to pay, even if an invoice has not been received yet. Trade account payables are recognized when an invoice is received.

A financial asset is derecognized in the balance sheet when the rights in the agreement have been realized, become due or when the company loses control over them. This applies also for a part of a financial asset. A financial liability is derecognized in the balance sheet when the obligations in the contract are fulfilled or extinguished in some other way. This applies also for part of a financial liability.

Acquisitions and divestments of financial assets are recognized on the transaction date, which is the date when the company commits to acquire or divest the asset.

NOTE 1 cont'd | Accounting policies

Shares and participations in investing activities
Shares and participations in investing activities are reported in accordance with IAS 39 and the "fair value option" at fair value with the changes in value included in profit or loss. The "fair value option" is used when Investor bases the follow-up of the holdings at fair value. According to IAS 28.1, share-based investments, over which Investor has significant influence, are also recognized at fair value through profit and loss ("fair value option"). Fair value is determined as follows:

Listed holdings
Listed holdings are measured on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings and fund holdings
Unlisted holdings are measured on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the measurement method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length transaction" has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other measurement methods better reflect the fair value of a holding, this value is used, which means that certain holdings are measured with methods other than the ones described above.

Unlisted holdings in funds are measured at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are measured in the same way as listed holdings, as described above.

Shares and participations in active portfolio management
Shares and participations in active portfolio management activities are reported in accordance with IAS 39 as financial instruments held for trading, measured at fair value through profit or loss. All holdings and liabilities are noted and are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Short-term investments
All short-term investments, regardless whether they are interest-bearing securities or equity instruments, are measured at fair value with changes in value included in profit or loss.

Trade account receivables
Trade account receivables are recognized at the expected received amount less bad debts, which have been separately reviewed. Trade accounts receivables have a short expected term and are measured at the nominal amount on an undiscounted basis. Impairment losses for trade accounts receivables are recognized in operating costs.

Cash and cash equivalents
Cash and cash equivalents consist of cash and demand deposits in banks and similar institutions, and short-term, highly liquid investments with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Trade account payables
Trade account payables are measured at cost. Trade account payables have a short expected term and are valued at the nominal amount on an undiscounted basis.

Financial liabilities
Financial liabilities are classified as other financial liabilities, meaning that they are recognized at received amount less any transactions cost at initial recognition. After initial recognition, loans are measured at amortized cost, according to the effective interest method. Amortized cost is calculated based on the effective interest determined when the loan was raised. This means that surplus values and values less than carrying amount, as well as direct issuing costs, are amortized over the life of the liability.

The fair value is based on market prices and generally accepted methods, in which future cash flows have been discounted at market interest rates, including Investor's current credit rating, corresponding to the remaining life. Loans in foreign currencies are translated at the rate on the balance sheet date.

Derivatives and hedge accounting
Derivatives, such as forwards, options and swaps, are used to offset risks for exchange rate changes and for exposure to interest rate risks. Changes in the value of derivatives are recognized in the income statement as income or expense in operating profit or net financial items based on the purpose of the derivatives and whether the use is related to an operating item or a financial item.

When interest rate swaps are being used, paid and accrued interest is recognized as interest and other changes in value for the interest rate swap are recognized as a revaluation of derivatives under net financial items.

To qualify for hedge accounting under IAS 39, the derivative must be clearly correlated to the hedged item. Further, the hedge must be effective, formal documentation must be prepared and it must be possible to measure the effectiveness. Hedging results are reported in the income statement on the same date as gains or losses on the hedged items.

If the criteria for hedge accounting are no longer met, the derivatives are recognized at fair value through profit or loss according to the principle above.

Receivables and liabilities in foreign currency
When hedging assets or liabilities against currency risks, forward contracts are used. No hedge accounting is needed for these hedges, since both the hedged item and the hedging instrument are translated to the exchange rate on the balance sheet date and foreign exchange differences are recognized in the income statement. Changes in the value of trade receivables and trade liabilities are recognized in operating profit, while changes in the value of financial receivables and financial liabilities are recognized under net financial items.

Hedging the Group's interest rate fixing – cash flow hedges
Investor uses interest rate swaps to control exposure in the debt portfolio to fluctuations in interest rates. The interest rate swaps and hedged item are both measured at fair value in the balance sheet with regard to the hedged risk. In the income statement, the coupon is recognized on an ongoing basis as interest income and other changes in the value of the interest rate swap are recognized directly to the hedging reserve under equity as long as the criteria for hedge accounting and effectiveness are met. The ineffective component of the hedge is reported in the same way as changes in the value of derivatives not used for hedge accounting.

Hedging the Group's interest rate fixing – fair value hedges
The interest rate swaps, and the hedged risk component of the hedged item, are measured at fair value in the balance sheet. In the income statement, the coupon component is recognized on a continuous basis as interest income or interest expense. Other changes in the value of the interest rate swap and the change in the value of the debt are recognized as revaluation of derivatives and loans in net financial items, respectively.

EMPLOYEE BENEFITS
Post-employment benefits
The Group has both defined benefit pension plans and defined contribution pension plans.

Defined contribution plans
In defined contribution pension plans, the company makes fixed contributions and has thereby fulfilled its obligations. Group income is charged with costs as the pensions are earned.

NOTE 1 cont'd | Accounting policies

Defined benefit plans

In defined benefit pension plans, payments are made to employees and former employees based on their salary at the time of retirement and the number of years of service. The Group carries the risk for making the payments. The Group's net obligation under defined benefit plans is measured separately for each plan by an estimation of future benefits earned by the employees both in current and prior periods; this benefit is discounted to a present value and reduced by the fair value of any plan assets. The discount rate is the rate at the balance sheet date on government bonds with a life corresponding to the pension obligations of the Group. The measurement is made by a qualified actuary using the projected unit credit method. Actuarial gains and actuarial losses are recognized in the income statement as incurred.

When the benefits of a plan increase, the portion of the increased benefits relating to past service is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are fully vested, they are recognized as an expense directly in the income statement.

When the measurement results in the recognition of an asset for the Group, the carrying amount of the asset is limited to the net of unrecognized expenses for past service and the present value of future refunds from the plan or reductions in future contributions to the plan.

When there is a difference between how the pension costs are determined for a legal entity and a group, a provision or receivable for a special employer's contribution is recognized, based on this difference. The present value of the provision or receivable is not determined.

Plans comprising several employers

In cases when there is a defined benefit plan comprising several employers, such as SPP Livförsäkring AB, and there is not sufficient information available to enable the reporting of the plan as a defined benefit plan, the plan is recognized as a defined contribution plan.

Foreign subsidiaries

All pension plans in foreign subsidiaries are defined contribution plans.

Termination benefits

When employees are terminated, a provision is reported only if the company is demonstrably obligated to terminate an employee's employment before the normal time, or when benefits are offered to encourage voluntary departure from the company.

Share-based payment transactions

During the past few years Investor AB has granted stock options to the Group's employees, including a combined stock option and share program for senior executives as of 2004. See also "Note 5 Employees and payroll costs." These programs enable employees to acquire or receive shares in the company. The fair value of the granted options and shares is recognized as a personnel cost with a corresponding increase in equity. The fair value is determined on the grant date and is allocated over the vesting period. The fair value of the granted options is determined in accordance with the Black & Scholes valuation model and the terms and conditions on the grant date are considered. The recognized cost corresponds to the fair value of the estimated number of options and shares that are expected to vest. This cost is adjusted in subsequent periods in order to reflect the actual number of vested options and shares. However, no adjustment is made when options expire because the share price does not reach the level needed for the options to vest.

Social security contributions related to share-based payments to employees for services rendered are recognized as expenses allocated to the periods in which the employees render the services. The provision for social security contributions is based on the fair value of the options and shares at the reporting date. The fair value is determined according to the same measurement model that was used on the grant date.

PROVISIONS

A provision is reported in the balance sheet when there is a legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be needed to settle the obligation and when a reliable estimate of the amount can be made.

A restructuring provision is recognized when the group has a detailed, formal plan for the restructuring, and the restructuring plan has commenced or has been publicly announced. No provision is made for future operating losses.

TAXES

The Group's total tax charge consists of current tax and deferred tax. Current tax is tax that must be paid or received and refers to the current year. Current tax also includes adjustments of current tax attributable to earlier periods. Deferred tax is based on the difference between the tax base of an asset or liability and its carrying amount. If the calculations yield a deferred tax asset, this tax asset is recognized as an asset only to the extent to which it is expected to be realized. Deferred tax is estimated in accordance with current tax rates. The taxes are reported in the income statement, except when the underlying transaction is charged directly to equity, whereby the associated tax effect is reported as equity.

CONTINGENT LIABILITIES

A contingent liability is recognized when there is a possible obligation relating to past events and whose existence is confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the enterprise; or when there is an obligation which is not recognized as a liability or a provision as it is not probable that an outflow of resources will be required to settle the obligation.

FEES AND REIMBURSEMENTS OF COSTS FOR AUDITORS

When evaluating if an assignment carried out by the company's auditors is to be considered as an auditing assignment or other type of assignment, the company applies the definition used in the guidance of the Swedish Institute of Authorized Public Accounts (FAR) for annual reports of stock corporations.

ACCOUNTING PRINCIPLES OF THE PARENT COMPANY

Unless otherwise noted, the Parent Company applies the same accounting principles as the Group.

Compliance with issued standards and laws

The Parent Company has prepared its annual financial statements in accordance with the Swedish Annual Accounts Act (1995:1554) and Swedish Financial Accounting Standards Council, recommendation RR 32 Accounting for Legal Entities. RR 32, states that the parent company in the annual financial statements of the legal entity shall apply all IFRS standards and statements adopted by the European Union, to the extent this is practicable within the framework of the Swedish Annual Accounts Act and taking into account the relation between accounting and taxation. The recommendation specifies the exceptions from IFRS.

Changes in accounting policies

The accounting principles of the Parent Company have been changed according to the requirements in IAS 8, although the specific transitional provisions in RR 32 have been taken into account. The effect of the change in accounting principles arising in the Parent Company relates to the reporting of employee stock option programs and share programs with related social security contributions according to IFRS 2 and URA 46. The Parent Company is an issuer of employee stock option programs and restricted stock programs for the employees of the Group and thereby reports all costs for these programs. IFRIC D17 is not applied, since this interpretation has not been adopted by IASB or the European Union.

According to the transitional provisions in RR 32, the company has chosen not to apply the Swedish Annual Accounts Act, Chapter 14, paragraphs a-e, which allows the measurement of certain financial instruments at fair value. The rules in the Swedish Annual Accounts Act, Chapter 14, paragraphs a-e, will be applied as of January 1, 2006. This will lead to a change in accounting policy.

Associates and subsidiaries

Investments in associates and subsidiaries are recognized in the Parent Company under the cost model. On each balance sheet date, the carrying amounts are reviewed for an indication of impairment. Only distributions received are recognized, provided these relate to profits arising after the date of acquisition. Distributions in excess of such profits are considered a recovery of investment and reduce the cost of the investment.

NOTE 1 cont'd | Accounting policies

Group contributions and shareholders' contributions

In accordance with a statement from the Swedish Financial Accounting Standards Council, shareholders' contributions are recognized directly in equity by the receiver and are capitalized in shares and participations by the giver, to the extent that no impairment loss is required.

Group contributions to minimize the Group's total tax are charged directly against retained earnings less their current tax effect.

Financial income and expenses

Net financial items consist of interest on liabilities, including pension provisions, interest income from receivables, and exchange gains/losses on financial receivables and financial liabilities. In the Parent Company, net financial items also include dividends from subsidiaries. Interest income on receivables and interest expense on liabilities include discounts, premiums and transaction costs that are amortized over the life of the underlying instrument. Interest payments on interest rate swaps are reported on a net basis with no adjustment for any transaction costs.

Dividends from subsidiaries are recognized when the right to receive payment is established.

Financial instruments

The Parent Company does not apply the measurement requirements in IAS 39. In other respects, all other requirements written about financial instruments are applicable to the Parent Company. In the Parent Company, non-current financial assets are measured at cost less any impairment loss and current financial assets in accordance with the lowest value principle.

Shares and participations, non-current assets

See text under "Associates and subsidiaries" above for the measurement principles for participations in associates and subsidiaries.

Core Investments

Core investments that are not associates are measured in accordance with "Recommendation No. 12, Shares and Participations", of the Swedish Institute of Authorized Public Accountants (FAR), in which holdings are measured collectively, when they are considered as a portfolio, at the lower of acquisition value and fair value.

Private Equity Investments and Financial Investments

Other holdings of shares and participations classified as non-current assets are reported item for item at the lower of cost or fair value. Impairment is calculated item by item to the extent permanent impairment losses are estimated to have occurred.

Financial liabilities

Loans are recognized at the received amount at initial recognition. After initial recognition, loans are measured at amortized cost.

Derivatives and hedge accounting

Derivatives that are not used for hedging are measured at the lower of cost or fair value in the Parent Company.

Hedge accounting is applied for items in which the derivative has a clear correlation to the hedged item and has financial effects that counteract those that arise through the hedged position. Hedging results are reported on the same date as the hedged items. In cases when derivative instruments have been used to control exposure against fluctuations in exchange rates for an underlying liability, the liability is measured at the exchange rate according to the derivative.

When hedging employee stock option programs and restricted stock programs, the derivative is recognized at the lower of cost or fair value in equity, as the settlement of hedged items is recognized in equity.

Equipment

Equipment in the Parent Company is recognized at cost less any accumulated depreciation and any impairment losses, in the same way as for the Group except that any revaluations are added.

Employee benefits

Defined contribution pension plans

Obligations for contributions to defined contribution plans are recognized as a cost in the income statement when they arise.

Defined benefit pension plans

In addition to the defined benefit pension plans with SPP Livförsäkring AB, which are recognized as defined contribution plans, the company has established defined benefit pension plans for which the company has no right to make deductions for taxes. For these pension obligations, the Parent Company has chosen to apply the Group's accounting principles and consequently recognize the plans as defined contribution plans in accordance with IAS 19.

NOTE 2 Segment reporting

Group
Performance by business area 2005

	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Investor groupwide	Total
Dividends	2,163	188	64			2,415
Changes in value	37,424	6,053	186 1)			43,663
Other revenues and expenses				–55 2)		–55
Operating costs	–160	–219	–35	–8	–53	–475
Cost of long-term incentive programs					–73	–73
Share of results of associated companies				–1,508		–1,508
Operating profit/loss	39,427	6,022	215	–1,571	–126	43,967
Net financial items					1	1
Tax					-110	–110
Profit/loss for the year	39,427	6,022	215	–1,571	–235	43,858
Other					–29	–29
Dividends paid					–1,735 4)	–1,735
Effect on net asset value	39,427	6,022	215	–1,571	–1,999	42,094
Net asset value by business area 12/31 2005						
Carrying amount	115,419	15,478	1,380	2,757		135,034
Other assets and liabilities 5)					–631	–631
Net debt 6)					–223	–223
Total net asset value	115,419	15,478	1,380	2,757	–854	134,180

Group
Performance by business area 2004

	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Investor groupwide	Total
Dividends	1,574	61	75			1,710
Changes in value	8,007	1,204	27 1)			9,238
Other revenues and expenses				–48 2)		–48
Operating costs	–165	–220	–31	–6	–36	–458
Cost of long-term incentive programs					–18	–18
Restructuring cost		–75			–25	–100
Share of results of associated companies				–534		–534
Operating profit/loss	9,416	970	71	–588	–79	9,790
Net financial items					–989	–989
Tax					–56	–56
Profit/loss for the year	9,416	970	71	–588	–1,124	8,745
Other		–292 3)			–18	–310
Dividends paid					–1,735 4)	–1,735
Effect on net asset value	9,416	678	71	–588	–2,877	6,700
Net asset value by business area 12/31 2004						
Carrying amount	87,408	13,896	788	2,811		104,903
Other assets and liabilities 5)					3,265	3,265
Net debt 6)					–16,082	–16,082
Total net asset value	87,408	13,896	788	2,811	–12,817	92,086

1) Value change incudes sales revenues from active portfolio management activities amounting to SEK 22,674 m. (23,837).
2) Net sales amounted to SEK 659 m. (707) and refer primarily to The Grand Group and EQT Partners.
3) The amount refers to translation differences on investments held by subsidiaries with another functional currency than SEK. There is no translation effect in 2005 since these companies changed their functional currency to SEK on 1/1 2005.
4) Of which, the dividend to shareholders in Investor AB SEK –1,726 m. (–1,726).
5) Other assets and liabilities refer to current assets/liabilities, deferred taxes and provisions.
6) Refer to short-term investments, cash and cash equivalents, and interest-bearing liabilities with associated derivatives.

NOTE 2 cont'd | Segment reporting

Information by business area 2005

	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Investor groupwide	Total
Net sales				659		659
Cost of goods and services sold, excluding depreciation				–629		–629
Depreciation				–85		–85
Other revenues and costs				**–55**		**–55**
Depreciation	–6	–3		–3		–12
Other operating expenses	–154	–216	–35	–5	–53	–463
Operating costs	**–160**	**–219**	**–35**	**–8**	**–53**	**–475**
Other disclosures by business areas						
Investments in property, plant and equipment	16	14		242		272
Costs, in addition to depreciation for which there is no corresponding payment	–37	–213	–8	–85	–29	–372

Information by business area 2004

	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Investor groupwide	Total
Net sales				707		707
Cost of goods and services sold, excluding depreciation				–662		–662
Depreciation				–93		–93
Other revenues and costs				**-48**		**-48**
Depreciation	–7	–3		–1		–11
Other operating expenses	–158	–217	–31	–5	–36	–447
Operating costs	**–165**	**–220**	**–31**	**–6**	**–36**	**–458**
Other disclosures by business areas						
Investments in property, plant and equipment	5	1		499		505
Costs, in addition to depreciation for which there is no corresponding payment	–25	–44	–1	–81	–9	–160

NOTE 3 Changes in value within investing activities

2005	Core Investments	Private Equity Investments	Financial Investments[1]	Total
Group				
Changes in value of holdings in the balance at the end of the year	34,175	154	147	34,476
Changes in value of assets divested during the year	3,249	5,899	39	9,187
Total	**37,424**	**6,053**	**186**	**43,663**
Of which change in value determined with valuation techniques	–	5,586	52	5,638

2004	Core Investments	Private Equity Investments	Financial Investments[1]	Total
Group				
Changes in value of holdings in the balance at the end of the year	7,927	441	–625	7,743
Changes in value of assets divested during the year	80	763	652	1,495
Total	**8,007**	**1,204**	**27**	**9,238**
Of which change in value is determined with valuation techniques	–	968	–5	963

1) *Including active portfolio management.*
Changes in value of holdings remaining in the balance at the end of the year SEK 81 m. (15).
Changes in value of assets divested during the year SEK -11 m. (-6).

NOTE 4 Operating costs

	2005	2004
Group		
Investing activities		
Payroll costs	251	238
Depreciation	9	11
Other operating expenses	154	167
	414	416
Operating investments		
Other operating Investments	8	6
	8	6
Groupwide		
Payroll costs	29	17
Depreciation	2	–
Other operating expenses	22	19
	53	36
Total	475	458

NOTE 5 Employees and payroll costs

WHOLLY OWNED INVESTING ACTIVITIES

Investor's wholly owned investing activities comprise the activities of the Parent Company, the Active Portfolio Management unit and Investor Growth Capital. The payroll costs shown below for these units are included in "Operating costs" in the income statement.

Average number of employees

	2005		2004	
	Total	of whom women	Total	of whom women
Parent Company, Sweden	89	48	92	50
Wholly owned subsidiaries				
Sweden	16	3	17	4
United States	20	8	24	9
United Kingdom	2	1	1	0
Hong Kong	7	1	7	1
Netherlands	5	2	4	2
Total, wholly owned investing activities	139	63	145	66

Gender distribution in senior management

At year-end 2005, the board of the Parent Company consisted of 25 percent women (22) and 75 percent men (78). The Management Group of the Parent Company consisted of 20 percent women (17) and 80 percent men (83). The gender distribution in the boards of Investor's wholly owned investment operations consisted of 22 percent women and 78 percent men, while the gender distribution in senior management consisted of 20 percent women and 80 percent men.

NOTE 5 cont'd Employees and payroll costs

Expensed wages, salaries, board of director fees and other compensation, as well as social security contributions

	2005					2004				
	Wages, salaries and other compensation	Costs for benefits and share-based payments[1]	Social security contributions[2]	*Of which, pension costs*	Total	Wages, salaries and other compensation	Costs for benefits and share-based payments[1]	Social security contributions[2]	*Of which, pension costs*	Total
Parent Company	91	30	124	*42*	245	73	26	69	*44*	168
Wholly owned subsidiaries in investing activities	105	–	22	*9*	127	102	–	24	*12*	126
Total, wholly owned investing activities	196	30	146	*51*	372	175	26	93	*56*	294

1) Of which SEK 20 m. (18) refers to the cost of employee stock option and share programs.
2) Of which SEK 53 m. (0) refers to social security contributions for employee stock option and share programs.

Expensed wages, salaries and other compensation distributed by country and between board members and the President and other employees

	2005				2004			
	Board and President	*Of which, variable salary*	Other employees	Total	Board and President	*Of which, variable salary*	Other employees	Total
Parent Company, Sweden	16	*3*	75	91	14	*3*	59	73
Wholly owned subsidiaries								
Sweden	7	*1*	25	32	2	*1*	27	29
United States	15	*5*	36	51	15	*7*	35	50
United Kingdom	1	*0*	2	3	1	*0*	1	2
Hong Kong	5	*2*	12	17	5	*2*	13	18
Netherlands	1	*0*	1	2	1	*0*	2	3
Total, wholly owned investing activities	45	*11*	151	196	38	*13*	137	175

NOTE 5 cont'd | Employees and payroll costs

Absenteeism due to illness
Absenteeism due to illness in the Parent Company (as a percentage of work time) was 2.69 percent in 2005 (women: 1.80 percent and men: 3.68 percent), 44.29 percent of absenteeism due to illness refers to a continuous period of 60 days or more. Absenteeism due to illness for employees under the age of 29 was 0.94 percent, 3.87 percent for age 30–49 and 0.60 percent for employees over 50 years of age.

Compensation
In accordance with the recommendation concerning information about benefits for senior executives issued by the Swedish Industry and Stock Exchange Committee (NBK), the following information is being provided in the text and tables below. Since the recommendation is to be applied by companies whose shares are quoted on the stock exchange in Sweden, the information is primarily about senior executives in Investor AB. Since the general principles described here also encompass other employees in Investor's wholly owned investing activities, information is also being provided about these units.

Based on NBK's recommendations, Investor defines senior executives as "top management" and "other senior executives" in the company at year-end.
"Top management" is defined as:
- the Chairman of the Board (Claes Dahlbäck until April 11 and Jacob Wallenberg as of April 11),
- board members not employed by the company who receive special compensation in addition to the fee received for board duties (Björn Svedberg); and
- the Chief Executive Officer and President (Marcus Wallenberg until September 1 and Börje Ekholm as of September 1)

"Other senior executives" refers to:
- Börje Ekholm up to and including August 31, Adine Grate Axén, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn. These persons, together with the President, comprise Investor's Management Group.

Compensation Committee
Investor's Compensation Committee is appointed each year by the board. In 2005, the committee's members consisted of board members Claes Dahlbäck until April 11 and Jacob Wallenberg as of April 11 (chairman), Anders Scharp and O. Griffith Sexton. The main purpose of the committee is "to enable an independent and thorough review of all aspects of Investor's compensation program and to make decisions about executive compensation in the company." For decision-making, the Compensation Committee continuously receives information and views from the President, the CFO and head of Human Resources, among others. The committee also obtains views, reports and information for decision-making from external advisers for the purpose of securing access to current reference material. Internal and external information used for decision-making purposes help ensure that Investor's compensation program is ethical and in accordance with market conditions in both the company's and employees' perspective. In 2005, the committee had nine meetings during which minutes were taken. The committee's basic work and decision-making process are as follows:
- Questions concerning all compensation for the CEO and the variable long-term incentive programs for the company are submitted to the board for decision.
- Other compensation issues are decided by the committee and reported to the board afterwards.

Compensation policy
Investor strives to offer compensation in line with market conditions that makes it possible to recruit senior executives and other employees and retain them in the company. Benchmarking studies of relevant industries and markets are continuously carried out in order to determine what constitutes compensation in line with market conditions and to evaluate current compensation levels. The principles for compensation for Investor's employees are:
- to ensure that employees in Investor's different operations receive compensation that is competitive and in line with market conditions. Here, it must be taken into account that Investor conducts different types of investment activities in a number of countries where compensation practices differ;
- to ensure that shareholders and employees have a similar view and perspective with regard to the company's long-term operations;
- to enable a clear connection between compensation and the long-term performance of Investor and the company's net asset value;
- that compensation is based on such factors as work responsibilities, competence, experience, position and performance. Investor AB is an equal opportunity employer and does not unlawfully discriminate on the basis of gender, ethnic background, national origin, age, disability, or any other protected status; and
- that the proportion between basic salary and variable salary is to be based on the employee's position and tasks.

For the entire organization Investor applies the principle that every manager's superior is always to be informed about the recruitment of an employee and to approve it and the employee's compensation.

Compensation program
Investor conducts different types of investment activities in markets in Asia, Europe and North America. Investor therefore competes for personnel against companies that offer different types of compensation programs and compensation levels. Investor's total compensation for senior executives, as well as for other employees, takes this into consideration. Total compensation consists of the following components:
- basic salary;
- variable salary;
- variable long-term incentive programs;
- pension; and
- other benefits

Basic salary, variable salary and long-term incentive programs together comprise the employee's salary.

The Annual General Meeting approved the board's decision regarding principles for compensation and other terms of employment for the Management Group for 2005.

A fee is paid to board members in accordance with a decision made by the Annual General Meeting. In addition to compensation from Investor, the President and members of the Management Group receive board fees from core investments in which they are board members. (See page 68, Fees received for board work).

Basic salary
The same principle for basic salary is applicable to all Investor employees in which salaries are reviewed annually, with the exception of basic salary for Management Group members which is reviewed every other year. Any adjustment to an employee's basic salary is usually effective from January 1. The annual review of basic salary takes into account the employee's performance, any changes to his or her areas of responsibility, the company's development and salary trends in the market. In cases when the person's areas of responsibilities change considerably during the year, basic salary can be reviewed on those occasions.

Variable salary
The majority of Investor's employees have variable salary. The variable portion of salary for 2005 differs between business areas and amounts to a maximum of 60 percent of basic salary for the President, and to between 0 and 80 percent of basic salary for other senior executives. For other employees variable salary ranges between 0 and 50 percent of their basic salary, although for a very limited number of key personnel, the variable portion of salary can be 100 percent of their basic salary. In cases when the President decides that a person in the company has made an exceptional contribution during the year, he can award an additional variable salary. However, this additional variable salary has to be specifically approved by Investor's Compensation Committee.

When an additional variable salary is awarded, the variable portion of salary can, in individual cases, exceed 100 percent of the employee's basic salary. Quantitative and qualitative goals must be reached in order to receive variable salary. The focus of the goals for the President is set each year in a dialog between the President and the Chairman. The specific goals for the President are proposed by the Compensation Committee and are later approved by the board. The development of Investor's net asset value, and specific tasks that may vary from year to year, can constitute the basis for the President's variable salary. The President sets the goals for Investor's Management Group. Goals for other employees are established by each employee's manager.

NOTE 5 cont'd | Employees and payroll costs

The following principle was adopted for distributing any variable portion of salary for 2005:

- 25 percent of any variable salary was based on positive growth of Investor's net asset value during the year;
- 25 percent of any variable salary was based on the results of a business area's or department's specific performance; and
- 50 percent of any variable salary was based on the employee's personal performance.

Example: For an employee with a possible variable salary of 20 percent, 5 percentage points is derived from the growth of Investor's net asset value, 5 percentage points from the performance of the employee's department and the remaining 10 percentage points are based on fulfilling personal goals.

Variable long-term incentive programs

Employee stock option programs

In 1998, Investor's board approved the launch of an annual, recurring employee stock option program[1] based on shares in Investor AB. The programs have encompassed all employees since 2000. The employee stock option programs do not cover board members. As of 2004, there is a special employee stock option and restricted stock program for senior executives (see also below). The board's approval of both programs is conditional on the Annual General Meeting approving the program's scope and basic principles. In the employee stock option programs, Investor issues call options giving the option holder the right to purchase an equivalent number of shares at a predetermined price. The term of the programs is seven years and the vesting period is linked to three years of consecutive employment. The employee stock options are granted free of charge but are part of the total compensation package for employees. In general, the options can only vest and be exercised during the time the holder is employed with the company and a short period after employment ends, with the exception of former employees who have a board assignment in the Investor Group. The principle is that the total number of options granted shall be in proportion with the current total payroll of the company. The Management Group then decides how the options will be distributed between each business area, after which each business area manager determines the number of options that each department should receive. In the final stage, each department manager evaluates and decides how the options will be distributed to each employee. The number of options granted to each employee does not have to be in proportion to the employee's salary – they are awarded on a discretionary basis. In accordance with the above, Investor's board has approved the issue of employee stock options from 1998 to 2005. The number of outstanding employee stock options totals 7,203,539 (including the 2005 program), corresponding to 0.94 percent of the number of outstanding shares in Investor, which totaled 767,175,030 on December 31, 2005. The value of the employee stock options issued between 1998 and 2005 has been estimated in accordance with the Black & Scholes valuation model. The value of an option has been calculated on an assumed volatility of 20–30 percent. The assumed volatility is based on future forecasts and the historical volatility of Investor B-shares. When determining the volatility, special limitations to the exercise rights for employee stock options are also taken into account. The options have a term of seven years that has been adjusted for assumptions about premature exercises. In the valuation, special limitations to the exercise rights related to the fulfillment of goals, which have been established for some stock option programs, have not been taken into account.

The calculation of fair value on the grant date in 2005 was based on the following prerequisites:

Average volume-weighted price paid for Investor B-shares	SEK 97.04
Strike price	SEK 106.70
Assumed volatility	22 percent
Assumed average term	5 years
Assumed dividend in 2005	SEK 2.32
Assumed dividend growth as of 2005	3 percent
Risk-free interest	3.07 percent

The calculation results in a fair value of SEK 15.20 per option.

The value of shares granted in 2004 and 2005 within the framework of restricted stock programs is based on the average volume-weighted price paid for Investor B-shares. For shares granted in 2005, the price paid for Investor B-shares during the period April 12-18 is the basis for the value totaling SEK 97.04 per share.

1) Employee stock options refer to commitments in accordance with Chapter 10, Section 11, paragraph 2 of the Swedish Income Tax Law.

1998

Options issued in 1998 refer in their entirety to an allocation to the President that year and were granted in connection with the conversion to a defined-contribution pension plan. The program expired on December 31, 2005.

1999

The options issued in 1999 can be divided into two different programs. One program refers to the options that were granted to senior executives in connection with the conversion to a defined-contribution pension plan. This was a non-recurring allocation of options that expired on December 31, 2005. The other program pertains to options for around 15 other senior executives. These persons were granted a number of options whose calculated theoretical value (see "Summary of terms for employee stock option programs" table) corresponded to 10–60 percent of basic salary. This program expired on February 11, 2006.

2000, 2001, 2002, 2003 och 2004

For these years, the issued options refer in their entirety to one program per year which covers all personnel and replaces an earlier bonus program that was linked to the performance of Investor shares in relation to the OMX Index. The total number of employee stock options for allocation is determined on the basis of the current payroll of the company. For senior executives, a number of options were granted whose calculated theoretical value corresponds to 10–70 percent of basic salary. For other employees, the stock options were allocated as of 2002 based on a pool of options that was allocated on a departmental basis, which each department manager distributed among his or her employees based on individual assessment. The exercise price for employee options in the 2000–2004 programs was set at 110 percent of the share price the day after Investor's year-end report was released.

2005

The 2005 employee stock option program is designed in the same way as programs of the last five years with regard to the term and vesting period. The strike price is set at 110 percent of the average volume-weighted price paid for Investor B shares from April 12 to April 18, 2005. As opposed to previous years, the final number of granted employee stock options was determined after the end of 2005, and depended on each employee's fulfillment of quantitative and qualitative goals, using the same criteria as described in "Variable salary" above.

Combined employee stock option and restricted stock program

In 2004, the board of directors decided to launch a combined employee stock option and restricted stock program for senior executives, starting that year. The program consists of about 60 percent shares and about 40 percent options. The board's decision was based on information prepared by the Compensation Committee. Implementation of the program was subject to the approval of the Annual General Meeting, which has approved the programs for 2004 and 2005.

The allocation of employee stock options and shares constitutes part of the agreed compensation framework for senior executives. The value of the granted options and restricted stock corresponds to 10-60 percent of a senior executive's basic salary. The stock option component of the program is designed in the same way, and with the same terms, as the program for other employees. For the shares to vest, a senior executive must be continuously employed from three to five years after the shares are granted. The shares become available after five years, at which point the dividend for the past two years is also received.

The vesting period ends if a senior executive's employment is terminated. The value of options granted in 2005 amounted to approximately 9 percent of Investor's total payroll.

Accounting effects of employee stock option programs and restricted stock programs

Costs reported for the year for employee stock option programs and restricted stock programs amount to SEK 73 m. (18). The amount includes costs estimated according to the principles in IFRS 2 for equity-settled programs and costs for social security contributions for the programs.

Costs for social security contributions are calculated and allocated in accordance with a statement from the Swedish Financial Accounting Standards Council (URA 46).

When options are exercised, the cost for the shares delivered to employees is recognized in equity. The effect on equity for the year, as a result of exercise transactions, amounted to SEK –52 m. (–4). The negative effect arose because the strike price paid by employees was below the market

NOTE 5 cont'd Employees and payroll costs

Summary of terms for employee stock option programs

Year issued	Number of options granted	Options exercised at the beginning of the year	Options forfeited at the beginning of the year	Number of options at the beginning of the year	Options exercised during 2005	Weighted average share price on exercise date	Options forfeited during 2005	Number of options at year-end	Percentage of total outstanding shares	Number of vested options	Theoretical value[7]	Fair value[8]	Strike price	Maturity date	Vesting period (years)	Holders[9]
1998	784,000	–	–	784,000	784,000	123.00	–	–	0.00%	–	22.25	–	103.13	12/31 2005	5	SE
1999	2,197,948[1]	–	–	2,197,948	2,197,948	124.62	–	–	0.00%	–	22.25	–	103.13	12/31 2005	3	SE
1999	651,680[2]	–	54,856	596,824	141,720	118.90	–	455,104	0.06%	455,104	17.50	–	93.00	02/11 2006	3	SE
2000	405,529[3]	–	44,410	361,119	–	–	–	361,119	0.05%	361,119	38.73	–	136.40	02/11 2007	3[4]	SE
2000	380,400	–	152,100	228,300	–	–	29,900	198,400	0.03%	198,400	38.73	–	136.40	02/11 2007	3[4]	OE
2001	609,900[5]	–	98,300	511,600	–	–	–	511,600	0.07%	511,600	31.83	–	153.00	02/11 2008	3[4]	SE
2001	566,200	–	200,400	365,800	–	–	40,800	325,000	0.04%	325,000	31.83	–	153.00	02/11 2008	3[4]	OE
2002	389,000[6]	–	–	389,000	–	–	–	389,000	0.05%	389,000	18.08	–	121.55	02/11 2009	3[4]	SE
2002	795,750	–	120,904	674,846	3,333	132.00	58,480	613,033	0.08%	613,033	18.08	–	121.55	02/11 2009	3[4]	OE
2003	1,081,000[10]	–	–	1,081,000	270,666	115.46	–	810,334	0.11%	449,998	8.21	7.00	52.50	02/11 2010	3[4]	SE
2003	2,606,436	148,526	653,017	1,804,893	499,194	105.73	115,754	1,189,945	0.16%	624,638	8.21	7.00	52.50	02/11 2010	3[4]	OE
2004	221,900[11]	–	–	221,900	11,966	116.00	–	209,934	0.03%	62,000	15.80	13.74	84.70	01/20 2011	3[4]	SE
2004	1,079,649	–	–	1,079,649	74,176	107.63	38,437	967,036	0.13%	284,699	15.80	13.74	84.70	01/20 2011	3[4]	OE
2005	164,565[12]	–	–	–	–	–	–	164,565	0.02%	–	19.00	15.20	106.70	01/20 2012	3[4]	SE
2005	1,008,469	–	–	–	–	–	–	1,008,469	0.13%	–	19.00	15.20	106.70	01/20 2012	3[4]	OE
Total	**12,942,426**	**148,526**	**1,323,987**	**10,296,879**	**3,983,003**		**283,371**	**7,203,539**	**0.94%**	**4,274,591**						

1) Of which 458,936 were granted to the President.
2) Of which 154,284 were granted to the President.
3) Of which 77,459 were granted to the President.
4) One-third of the number of issued options is considered to be earned during each of the three years immediately following the year the options were issued. Of the options issued in 2000, one-third can be exercised after February 12, 2001. For options issued in 2001, one-third can be exercised after February 12, 2002. etc. If employment ends, options that have already vested must be exercised within three months from the date employment was terminated. As of the 2002 option program, the exercise period has been extended 12 months if a holder has been employed more than four years.
5) Of which 110,000 were granted to the President.
6) Of which 193,600 were granted to the President.
7) *Theoretical value of the options on the allocation date, which is the basis for allocation on an individual level. The value is calculated in accordance with the Black & Scholes model and the volatility parameter is adjusted to take into account the special limitations to disposal rights that are valid for employee stock option programs.*
8) Fair value on the grant date calculated in accordance with IFRS 2, which is the basis for the recognized value. See page 66 for a specification of the basis for the calculation.
9) SE = Senior Executives; OE = Other Employees.
10) Of which 475,000 were granted to the President.
11) Of which 86,100 were granted to the President.
12) Of which 41, 937 were granted to the President during the period 1/1 – 8/31 2005 and 22,989 to the President during the period 9/1-12/31 2005.

Summary of terms for employee restricted stock programs

	Year issued	Number of granted shares	Number at beginning of year	Value on grant date	Number of shares at year-end	Percentage of total outstanding shares	Vested shares	Maturity date	Vesting period (years))
	2004	74,000[1]	74,000	77.00[4]	74,000	0.01%	0	01/20 2009	5[3]
	2005	58,331[2]	0	97.04[5]	58,331	0.01%	0	01/21 2010	5[3]
Total		132,331	74,000		132,331				

1) *Of which 28,700 were granted to the President.*
2) Of which 14,839 were granted to the President during the period 1/1–8/31 2005 and 7,419 during the period 9/1–12/31 2005.
3) One-third of the number of granted shares are not considered vested until three years after the allocation date, after which one-third vests during each of the two subsequent years. Thus, of shares granted in 2004, one-third can be exercised after January 20, 2007, etc.
4) Closing price for the Investor share the day after Investor's year-end report was released.
5) Average volume weighted price paid for the Investor B share on the Stockholm stock exchange during the period April 12 to April 18, 2005.

price of the share on the exercise date. The effect is offset by the result from the hedging contract described below, which is recognized in the income statement.

Investor reports all costs for employee stock option programs and restricted stock programs in the Group in the Parent Company. The costs for employee stock option programs and restricted stock programs for employees in the Parent Company amounted to SEK 63 m. (12), including social security contributions.

Hedge contracts for employee stock option programs and restricted stock programs

Investor's policy is to protect the company against costs that might arise in connection with an increase in Investor's share price. As hedging instruments, Investor uses share swaps and share options that are recognized at fair value according to the rules for derivatives (IAS 39) because such swaps and share options do not qualify for hedge accounting. With the hedging solution, employee stock option and restricted stock programs do not affect the actual number of outstanding shares in Investor; instead,there is a theoretical dilution effect because of the programs. The number of hedged options depends on the total number of outstanding options and the probability that these options will be exercised. At year-end 2005, the weighted average price in outstanding hedging contracts was SEK 128.64. During 2005, the hedging contracts had a positive effect on net financial items amounting to SEK 468 m. (110), which consisted mostly of unrealized changes in value (see also Note 1 Accounting policies).

Profit-sharing program for active portfolio management

For Investor's active portfolio management there is a profit-sharing program in which employees receive variable salary corresponding to 20 percent of the unit's profit, after deduction for financial and administrative expenses.

The program is conditional upon positive profit growth over a two-year period, during which any losses are taken into account in the following financial year. The calculation of the result – the platform for the profit sharing – is based on the fair value of the security holdings.

Profits are shared in the form of salary or pension insurance.The choice of payment method is neutral for Investor in terms of cost. For the profit-sharing program, SEK 13 m. (-2), and SEK 4 m. (0) in social security contributions were expensed during the year in addition to what is reported in

NOTE 5 cont'd | Employees and payroll costs

the above table on page 64. The expensed amount for the profit-sharing programs in 2004 and 2005, a total of SEK 12 m., shall be put in relation to the profit-sharing-based trading result totaling SEK 84 m. for these two fiscal years. When profit sharing is a direct function of value generation, costs are included under the heading "Changes in value" in the income statement.

Pension

Pension for the President and other senior executives consists of two parts:

- A defined benefit pension plan based on premiums in accordance with the BTP Plan (Swedish pension plan for the banking sector) on parts of salary up to 30 basic income amounts (SEK 1,299,000) and the possibility to choose BTP's alternative special defined contribution pension plan for managers with an annual salary above 10 basic amounts.
- A defined contribution pension plan on parts of salary above 20 basic amounts.The amount of the pension provision depends on age and is currently 25 percent until the age of 40; 30 percent between 41 and 50 years; and 35 percent over 51. Only basic salary is used to establish the annual pension premium. Each person who will receive a pension decides on a suitable type together with his or her employer, based on current pension practice. The retirement age is 60 years for the President and other senior executives.

Henry E. Gooss, who is employed by Investor's subsidiary in the United States, is covered by a pension plan that has been prepared in accordance with a model applied in the U.S. The costs for this plan do not exceed those of an equivalent plan in Sweden.

Other employees in Investor are covered by pension agreements in accordance with the BTP Plan and have the possibility to choose BTP's alternative special defined contribution pension plan on parts of salary between 7.5 and 30 basic amounts.

Other compensation

Other benefits

In operations in Sweden, Investor offers employees a number of non-monetary benefits, including corporate medical service, medical insurance, subsidized lunches, employee fitness programs and the possibility to rent vacation homes. Employees with small children have the possibility to have home help in the form of cleaning and babysitting services. Some senior executives also have a company car and a free parking space in a garage.

Severance pay

A mutual six-month term of notice applies between the President and the company. If the company terminates employment, the President will receive severance pay corresponding to 12 months of basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay.

The terms and conditions for other senior executives do not exceed the terms for the President with regard to terms of notice and severance pay. Other employees in Investor have no contracted right to severance pay.

Fees received for board work

For many years Investor has had the practice of allowing employees to keep the fees they receive for work done on the boards of Core Holdings. One reason that this practice is applied is that the employee assumes personal responsibility by having a board position.

Fees received for board work are taken into account by Investor when determining the total compensation for the employee.

Amounts of compensation paid to the board and top management

This table is prepared in accordance with the recommendation of the Swedish Industry and Stock Exchange Committee (NBK) concerning information about the benefits for senior executives. "Top management" in this note is defined on page 65.

The amounts in the table are calculated according to the accruals concept, in which any changes to vacation pay provisions, etc., are included. Variable salary refers to the decided variable salary for the current financial year, unless specified otherwise.

Total compensation for 2005 (SEK 000s)	Basic salary	Variable salary for the year	Board fee[6]	Other compensation and benefits	Total salary and compensation	Value of granted employee stock options and restricted stock[4]	Pension costs excluding payroll tax[5]	Total compensation
Top management								
Jacob Wallenberg			1,700		**1,700**			**1,700**
Björn Svedberg[1]			500	720	**1,220**			**1,220**
Börje Ekholm[2]	2,060	983		7	**3,050**	1,069	609	**4,728**
Other board members								
Håkan Mogren			500		**500**			**500**
Sune Carlsson			550		**550**			**550**
Anders Scharp			450		**450**			**450**
Ulla Litzén			450		**450**			**450**
O Griffith Sexton			450		**450**			**450**
Sirkka Hämäläinen			450		**450**			**450**
Former board members and presidents								
Claes Dahlbäck				30	**30**			**30**
Marcus Wallenberg[3]	4,889	1,992		51	**6,932**	2,077	1,368	**10,377**
Peter Wallenberg							14,730	**14,730**
Others				1,050	**1,050**		3,398	**4,448**
	6,949	**2,975**	**5,050**	**1,858**	**16,832**	**3,146**	**20,105**	**40,083**

1) "Other compensation and benefits" refers to special assignments for Investor concerning Hi3G.

2) Assumed the position as President and CEO on 9/1 2005.

3) Resigned as President and CEO on 8/31 2005.

4) The final allocation of the 2005 employee stock option program depends on each senior executive's fulfilment of quantitative and qualitative goals during the year.
Employee stock options granted to Börje Ekholm, in his position as President and CEO, total 22,989 and 377,632 on an accumulated basis, and the number of shares granted (restricted stock), in his position as President and CEO, amount to 7,419 and 12,812 on a accumulated basis.
The maximum number of employee stock options granted to Marcus Wallenberg total 41,937 and 1,597,316 on an accumulated basis, and the number of shares granted (restricted stock) amount to 14,839 and 43,539 on an accumulated basis.
The accumulated number of employee stock options awarded to Claes Dahlbäck is 1,085,705, to Jacob Wallenberg 759,252 and 376,663 to Ulla Litzén.

5) Outstanding pension commitments for Peter Wallenberg decreased with pensions paid during the year and amounted to SEK 149,154,000 at year-end.
Outstanding pension commitments for former board members and presidents total SEK 39,803,000.

6) In accordance with the decision made by the Annual General Meeting, total board fees were allocated as follows: SEK 1,500,000 to the chairman, SEK 400,000 to each board member not employed by the company, and a total of SEK 750,000 as compensation for work on the committees of the board.

The value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 15.20 per option for the 2005 Employee Stock Option Program.

NOTE 5 cont'd Employees and payroll costs

Total compensation for 2004 (SEK 000s)	Basic salary	Variable salary for the year	Board fee[4]	Other compensation and benefits	Total salary and compensation	Value of granted employee stock options and restricted stock[2]	Pension costs excluding payroll tax[3]	Total compensation
Top management								
Claes Dahlbäck			1,500		1,500			1,500
Marcus Wallenberg	6,123	2,520		63	8,706	3,393	1,904	14,003
Björn Svedberg[1]			375	720	1,095			1,095
Other board members								
Jacob Wallenberg			325		325			325
Håkan Mogren			375		375			375
Peter D. Sutherland			350		350			350
Sune Carlsson			400		400			400
Anders Scharp			350		350			350
Ulla Litzén			350		350			350
O. Griffith Sexton			350		350			350
Sirkka Hämäläinen			350		350			350
Former board members and presidents								
Peter Wallenberg							14,651	14,651
Others				450	450		307	757
	6,123	2,520	4,725	1,233	14,601	3,393	16,862	34,856

1) "Other compensation and benefits" refers to special assignments for Investor concerning Hi3G.

2) Employee stock options granted to Marcus Wallenberg total 86,100 and 1,555,379 on an accumulated basis, and the number of granted shares (restricted stock) amount to 28,700. *The accumulated number of employee stock options awarded to Claes Dahlbäck is 1,085,705, to Jacob Wallenberg 759,252 and 376,663 to Ulla Litzén. The value has* been adjusted, compared with the reported value in 2004, as a consequence of taking prematurely exercised options into account.

3) Outstanding pension commitments for Peter Wallenberg decreased with pensions paid during the year and amounted to SEK 161,794,000 at year-end. Outstanding pension commitments for former board members and presidents total SEK 33,000,000. There are no outstanding pension commitments for top management members.

4) In accordance with the decision made by the Annual General Meeting, total board fees were allocated as follows: SEK 1,500,000 to the chairman, SEK 325,000 to each board member not employed by the company, and a total of SEK 300,000 as compensation for work on the committees of the board.

The value of granted options has been calculated in accordance with the Black & Scholes valuation model. The value has been calculated at SEK 13.74 per option for the 2004 Employee Stock Option Program.

Amounts of compensation paid to other senior executives

"Other senior executives" for Investor refers to the Management Group, excluding the President. At year-end, the Management Group consisted of one woman and four men. The amounts in the table are calculated according to the accruals concept, whereby the terms basic salary and variable salary refer to expensed amounts, including any changes to provisions for variable salary, vacation pay, etc.

Total compensation for 2005 (SEK 000s)	Basic salary	Variable salary for the year	Other compensation and benefits	Total salary and compensation	Value of granted employee stock options and restricted stock[2]	Pension costs excluding payroll tax[3]	Total compensation
Management Group, excluding the President[1]	17,756	11,418	717	29,891	5,016	5,091	39,998
	17,756	11,418	717	29,891	5,016	5,091	39,998

1) Adine Grate Axén, Börje Ekholm up to 8/31 2005, Henry E. Gooss, Fredrik Hillelson, and Lars Wedenborn.

2) The final allocation of the 2005 employee stock option program depends on each senior executive's fulfilment of quantitative and qualitative goals during the year. The number of employee stock options granted to the Management Group, excluding the president, total 99,639 and 1,593,997 at year-end, on a accumulated basis. The number of shares (restricted stock) granted to the Management Group total 36,073 and 81,373 at year-end, on a accumulated basis.

3) For other senior executives there are no outstanding pension commitments.

The value of granted options has been calculated in accordance with the Black & Scholes valuation model. The value has been calculated at SEK 15.20 per option for the 2005 Employee Stock Option Program.

Total compensation for 2004 (SEK 000s)	Basic salary	Variable salary for the year	Other compensation and benefits	Total salary and compensation	Value of granted employee stock options and restricted stock[2]	Pension costs excluding payroll tax[3]	Total compensation
Management Group, excluding the President[1]	17,676	9,004	1,440	28,120	5,354	5,058	38,532
	17,676	9,004	1,440	28,120	5,354	5,058	38,532

1) Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn.

2) The number of employee stock options granted to other senior executives total 135,800 and 1,494,358 at year-end, on a accumulated basis. The number of granted shares (restricted stock) total 45,300 and 45,300 at year-end, on a accumulated basis. The value has been adjusted, compared with the reported value in 2004, as a consequence of taking prematurely exercised options into account.

3) For other senior executives there are no outstanding pension commitments.

The value of granted options has been calculated in accordance with the Black & Scholes valuation model. The value has been calculated at SEK 13.74 per option for the 2004 Employee Stock Option Program.

In the financial statements for a fiscal year, a provision is made for variable salary for that year. The decision to award actual variable salary, and its payment, is made in the beginning of the subsequent year. The expensed amount may therefore differ from the decided amount. As a result of capital gains in parallel investment programs (carried interest plans, see also "Note 29 Related party disclosures"), other senior executives in the Private Equity Investments business area have received SEK 89,593,000 for 2005 (10,655,000), of which Börje Ekholm received SEK 75,926,000, as reported in a press release issued on August 24, 2005.

NOTE 5 cont'd Employees and payroll costs

OPERATING INVESTMENTS

Operating investments comprise the activities of The Grand Group and Novare, as well as the companies that are investment advisers to the funds in EQT and Investor Capital Partners. The payroll costs shown below for these units are included in "Costs of services sold" in the income statement.

Average number of employees

	2005		2004	
	Total	of whom women	Total	of whom women
The Grand Group, Sweden	328	162	399	192
Other subsidiaries				
Sweden	50	27	44	22
Denmark	9	3	7	3
Finland	8	2	8	2
Germany	20	7	16	5
Hong Kong	15	10	14	8
Total operating investments	430	211	488	232

Gender distribution in senior management

The gender distribution in the boards of Investor's operating investments consisted of 26 percent women and 74 percent men. The corresponding gender distribution for senior executives was 11 percent women and 89 percent men.

Expensed wages, salaries, board of director fees and other compensation, as well as social security contributions

	2005					2004				
	Wages, salaries and other compensation	Costs for benefits and share-based payments	Social security contributions	*Of which, pension costs*	Total	Wages, salaries and other compensation	Costs for benefits and share-based payments	Social security contributions	*Of which, pension costs*	Total
The Grand Group	88	2	34	*5*	124	102	2	44	*7*	148
Other subsidiaries	138	8	31	*11*	177	146	8	31	*11*	185
Total operating investments	226	10	65	*16*	301	248	10	75	*18*	333

Expensed wages, salaries and other compensation distributed by country and between board members and the President and other employees

	2005				2004			
	Board and President	*of which variable salary*	Other employees	Total	Board and President	*of which variable salary*	Other employees	Total
The Grand Group, Sweden	2	*0*	86	88	2	*0*	100	102
Other subsidiaries								
Sweden	8	*0*	45	53	7	*0*	46	53
Denmark	3	*0*	12	15	6	*3*	13	19
Finland	3	*0*	8	11	3	*0*	11	14
Germany	5	*0*	30	35	4	*0*	32	36
Hong Kong	9	*4*	15	24	8	*4*	16	24
Total operating investments	30	*4*	196	226	30	*7*	218	248

NOTE 6 Fees and expenses for auditors

	2005	2004
The Group		
Auditing assignments		
KPMG	8	8
Ernst & Young	0	0
Other assignments		
KPMG	2	1
Ernst & Young	0	0
Total	10	9
Parent Company		
Auditing assignments		
KPMG	5	4
Ernst & Young	0	0
Other assignments		
KPMG	–	–
Ernst & Young	–	–
Total	5	4

When providing information about fees and expenses for auditors, the classification of auditing assignments and other assignments has been applied in accordance with the guidance of the Swedish Institute of Authorized Public Accountants (FAR) "About annual accounting of stock corporations."

Audit assignment is defined as the audit of the annual financial statements, the administration of the board of directors and the President, and other tasks, which rest upon the auditor as well as consulting and other assistance, which have been initiated by the findings in performing the audit work or implementation of such tasks. All other work is referred to as other assignments.

NOTE 7 Operating leases

Non-cancelable lease payments amount to:

	2005	2004
Group		
Not later than one year	33	32
Later than one year and not later than five years	82	73
Later than five years	12	11
Total	127	116
Minimum lease payments	31	30
Contingent rent	2	5
Total lease payments	33	35

NOTE 8 Investments in associates consolidated in accordance with the equity method

Specification of carrying amount

	12/31 2005	12/31 2004
Group		
At the beginning of the year	992	1,521
Acquisitions	1,173	–
Share of results of associates 1)	–1,508	–534
Translation difference	40	5
Carrying amount at year-end	698	992

Specification of investments in associates

12/31 2005 Associate/Reg. no./Registered office	Number of shares	Share of voting power%	Proportion of equity %	Investor's share of Assets 2)	Liabilities 2)	Equity 3)	Revenue 4)	Profit/loss for the year 1)
Group								
Operating Investments:								
HI3G Holdings AB, 556619-6647, Stockholm 5)	40,000	40	40	5,441	4,743	698	1,072	–1,508
Total investments in associates				5,441	4,743	698	1,072	–1,508

12/31 2004 Associate/Reg. no./Registered office	Number of shares	Share of voting power%	Proportion of equity %	Investor's share of Assets 2)	Liabilities 2)	Equity 3)	Revenue 4)	Profit/loss for the year 1)
Group								
Operating Investments:								
HI3G Holdings AB, 556619-6647, Stockholm 5)	40,000	40	40	5,193	4,201	992	300	–534
Total investments in associates				5,193	4,201	992	300	–534

1) Share of results of associates and profit/loss for the year refer to the participating interest in the company's results after tax including the equity component in the change in untaxed reserves for the year and after adjustments in accordance with Investor's accounting principles and evaluation principles.
2) Assets and liabilities refer to the ownership interest in the assets and liabilities of the company and after adjustments in accordance with Investor's accounting and evaluation principles.
3) Equity refers to the ownership interest in the equity of a company including the equity component in untaxed reserves and after adjustments in accordance with Investor's accounting and evaluation principles. For the year 2005, equity has been adjusted for capital contributions in December.
4) Revenue refers to the ownership interest in the company's net sales.
5) The reporting from Hi3G Holdings AB is received with one quarter's delay.

NOTE 9 Net financial items

	2005	2004
Group		
Interest income	867	641
Net profit on disposal of subsidiaries	4	–
Realized profit on hedging of employee stock options	57	0
Net revaluation of employee stock option hedges	401	116
Net revaluation of loans, excluding changes in foreign exchange rates	114	–
Net revaluation derivatives, excluding changes in foreign exchange rates	79	–
Net changes in foreign exchange rates	–	39
Financial income	1,522	796
Interest expense	–1,421	–1,420
Net revaluation of short-term investments	–15	–3
Net revaluation of loans, excluding changes in foreign exchange rates	–	–264
Net revaluation of derivatives, excluding changes in foreign exchange rates	–	–98
Net changes in foreign exchange rates	–85	–
Financial expenses	–1,521	–1,785
Net financial items	1	–989
Of which revaluations determined using valuation techniques	193	–362

Net financial items includes exchange rate results attributable to items that have not been valued at fair value with changes in value in the income statement amounting to SEK –1,310 m. (324).

Derivatives included in cash flow hedges are not recognized in the income statement and have affected equity by SEK –73 m. (42).

NOTE 10 Taxes

Taxes for the year

	2005	2004
Group		
Current tax expense	–90	–82
Deferred tax expense relating to changes in temporary differences	–20	26
Total	–110	–56

Parent Company
The Parent Company reported no tax expenses for 2005 and 2004.

Information about the connection between tax expense for the period and reported income before tax:

	2005	2004
Group		
Reported profit before taxes	43,968	8,801
Tax according to applicable tax rate, 28%	–12,311	–2,464
Effect of other tax rates for foreign subsidiaries	1,705	0
Tax from previous years	31	0
Tax effect of non-taxable income and status as an industrial holding company 1)	10,622	2,444
Tax effect of non-deductible expenses	–160	–50
Use of previously uncapitalized tax losses	3	14
Reported tax expense	–110	–56

1) Industrial holding companies may use carry-forwards of unused tax losses and tax credits regarding the dividend approved at the subsequent Annual General Meeting. Capital gains are not taxable while capital losses are not deductible. Industrial holding companies are taxed on a standardized basis.

NOTE 10 cont'd | Taxes

Deferred taxes

Deferred taxes consist of the following assets and liabilities.

	12/31 2005	12/31 2004
Group		
Deferred tax assets		
Provisions	0	1
Accrued expenses	7	6
Financial assets	21	16
Tangible assets	1	8
Unused tax losses	4	0
Other	7	0
Total deferred tax assets	40	31
Deferred tax liabilities		
Property, plant and equipment	306	317
Tax allocation reserves	247	215
Other	0	0
Total deferred tax liabilities	**553**	**532**
Net receivable/liability	–513	–501

Unreported deferred tax asset

Taxes relating to deductible, temporary differences for which deferred tax assets have not been reported in the income statement and balance sheet amounted to SEK 91 m. on December 31, 2005 (92). The amount refers to premiums paid for pension solutions for future pension payments.

12/31 2005	Amount at the beginning of the year	Reported in the income statement	Reported in equity	Amount at year-end
Group				
Provisions	1	–1		0
Accrued expenses	6	0	1	7
Financial assets	16	5		21
Tangible assets	–309	–2	6	–305
Tax allocation reserves	–215	–32		–247
Unused tax losses	0	4		4
Other	0	7		7
Total	–501	–19	7	–513

According to Investor's assessment, the disclosure requirements in IAS 1.52 regarding maturity dates do not apply to deferred tax assets/deferred tax liabilities, since it usually is uncertain when a deferred tax results in a payment. These are considered as non-current assets and liabilities.

NOTE 11 Earnings per share

Basic earnings per share

The calculation of earnings per share for 2005 was based on profit/loss attributable to the holders of ordinary shares in the Parent Company amounting to SEK 43,842 m. (8,736) and on a weighted average number of outstanding shares amounting to 767,175,030 (767,175,030) during 2005.

	2005	2004
Group		
Profit/loss for the year attributable to the holders of ordinary shares in the Parent Company	43,842	8,736
Weighted average number of ordinary shares outstanding during the year, millions	767.2	767.2
Basic earnings per share	**57.15**	**11.39**

Diluted earnings per share

The calculation of diluted earnings per share for 2005 was based on profit attributable to the holders of ordinary shares in the Parent Company's amounting to SEK 43,842 m. (8,736) and on a weighted average number of shares amounting to 768,826,530 (768,164,485) during 2005.

	2005	2004
Group		
Profit/loss for the year attributable to the holders of ordinary shares in the Parent Company	43,842	8,736
Profit/loss for the year attributable to the holders of ordinary shares in the Parent Company, diluted	43,842	8,736
Weighted average number of outstanding ordinary shares, millions	767.2	767.2
Effect of issued employee stock options, millions	1.6	1.0
Number of shares used for the calculation of earnings per share, after dilution, millions	768.8	768.2
Diluted earnings per share	**57.02**	**11.37**

Potentially dilutive instruments and changes after the balance sheet date

Investor AB has outstanding employee stock option programs where the strike price (see "Note 5 Employees and payroll costs") exceeded the average share price for ordinary shares (SEK 107.78 per share).

These options are therefore considered anti-dilutive and are not included in the calculation of diluted earnings per share. If the average share price exceeds the strike price in the future, these options will be dilutive.

NOTE 12 Non-current intangible assets

	12/31 2005	12/31 2004
Group/Parent Company		
Accumulated cost		
Opening balance	–	–
New purchases	4	–
Carrying amount at year-end	**4**	–

Non-current intangible assets refer to capitalized expenditures for software.

NOTE 13 Equipment

	12/31 2005	12/31 2004
Group		
Accumulated costs		
Opening balance	657	559
New purchases	139	114
Disposals	–129	–12
Reclassifications	–38	0
Exchange rate differences	–12	–4
	617	**657**
Accumulated depreciation according to plan		
Opening balance	–337	–302
Disposals	55	8
Reclassifications	9	0
Depreciation according to plan for the year	–38	–46
Exchange rate differences	–5	3
	–316	**–337**
Accumulated impairment losses		
Opening balance	–1	–1
	–1	–1
Carrying amount at year-end	**300**	**319**

The year's depreciation according to plan amounts to SEK –38 m. (–46) and is reported in the income statement under the headings "Operating costs" SEK –12 m. (–11) and "Cost of services sold" SEK –26 m. (–35).

NOTE 13 cont'd Equipment

	12/31 2005	12/31 2004
Parent Company		
Accumulated cost		
Opening balance	34	30
New purchases	12	5
Disposals	0	–1
	46	34
Accumulated depreciation according to plan		
Opening balance	–16	–10
Disposals	0	0
Depreciation according to plan for the year	–6	–6
	–22	–16
Carrying amount at year-end	**24**	**18**

The year's depreciation according to plan amounts to SEK –6 m. (–6) and is reported in the income statement under the heading "Operating costs."

NOTE 14 Owner-occupied property

The Group applies the revaluation model for the Group's owner-occupied property. The value of owner-occupied property is periodically measured in external valuations and the majority of the Group's owner-occupied property was reviewed in an external valuation in November 2005. Fair values have been determined based on current market prices for comparable property and by using a return model based on a calculation of the present value of future cash flows.

	12/31 2005	12/31 2004
Group		
Revalued depreciated cost		
Opening balance	2,330	1,975
Acquisitions	153	413
Divestments	–306	–
Depreciation for the year	–59	–58
Carrying amount at year-end	**2,118**	**2,330**

	After revaluation 12/31 2005	Before revaluation 12/31 2005	After revaluation 12/31 2004	Before revaluation 12/31 2004
Group				
Costs	2,642	2,642	2,795	2,795
Accumulated depreciation	–524	–524	–465	–465
Carrying amount	2,118	2,118	2,330	2,330
Fair value	**2,118**	**2,118**	**2,330**	**2,330**

Tax values

	12/31 2005	12/31 2004
Group		
Tax value, buildings	359	476
Tax value, land	770	1,041

NOTE 15 Shares and participations in investing activities

Group

12/31 2005	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Total
Listed holdings	115,419	657	35	–	116,111
Unlisted holdings measured at fair value	–	14,821	701	15	15,537
Total	**115,419**	**15,478**	**736**	**15**	**131,648**

12/31 2004	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Total
Listed holdings	87,408	1,588	192	–	89,188
Unlisted holdings measured at fair value	–	12,308	593	17	12,918
Total	**87,408**	**13,896**	**785**	**17**	**102,106**

12/31 2005	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Total
Opening balance	87,408	13,896	785	17	102,106
Reclassifications	–	–22	22	–	–
Purchases	1,157	4,580	43	–	5,780
Divestments	–10,570	–9,268	–233	–2	–20,073
Exchange rate differences	–	26	–	–	26
Revaluations	37,424	6,266	119	–	43,809
Carrying amount at year-end	**115,419**	**15,478**	**736**	**15**	**131,648**

12/31 2004	Core Investments	Private Equity Investments	Financial Investments	Operating Investments	Total
Opening balance	85,676	15,470	1 303	15	102,464
Reclassifications	–51	–	–	–	–51
Purchases	1,509	1,818	216	2	3,545
Divestments	–7,733	–4,448	–779	–	–12,960
Exchange rate differences	–	–292	–	–	–292
Revaluations	8,007	1,348	45	–	9,400
Carrying amount at year-end	87,408	13,896	785	17	102,106

In addition to the above holdings of securities, there are commitments for follow-on investments amounting to SEK 5,109 m. (7,805).
The tables above include interests in associates recognized at fair value according to IAS 39.

NOTE 16 Long-term receivables and other receivables

	12/31 2005	12/31 2004
Group		
Long-term receivables that are non-current assets		
Receivables from associates	145	4,033
Derivatives	1,361	822
Other	3	1
Total	1,509	4,856
Other receivables that are current assets		
Receivables from associates	2	0
Derivatives	212	15
Other	239	572
Total	453	587

NOTE 17 Prepaid expenses and accrued income

	12/31 2005	12/31 2004
Group		
Interest	901	806
Other financial receivables	22	114
Other	52	46
Total	975	966
Parent Company		
Interest	19	16
Other	19	117
Total	38	133

NOTE 18 Shares and participations in active portfolio management

	12/31 2005	12/31 2004
Group		
Listed holdings	1,396	900
Options	8	4
Forward contracts	6	6
Total	1,410	910

NOTE 19 Short-term investments

Excess liquidity is to be invested for maximum return within the framework of given limits for foreign exchange, credit, liquidity and interest rate risks. See "Note 28 Risk exposure and risk management".

Group

				Total	
12/31 2005	3–6 mos.	7–9 mos.	10–12 mos.	Carrying amount	Nominal value
Interest-bearing securities	9,848	5,378	3,665	18,891	18,848
Total	9,848	5,378	3,665	18,891	18,848

				Total	
12/31 2004	3–6 mos.	7–9 mos.	10–12 mos.	Carrying amount	Nominal value
Interest-bearing securities	5,804	1,437	398	7,639	7,671
Other short-term investments[1]		75		75	3,838
Total	5,804	1,512	398	7,714	11,509

1) Other short-term investments refer to derivatives.

NOTE 20 Cash flow statement

Cash and cash equivalents

	12/31 2005	12/31 2004
Group		
Cash and cash equivalents include:		
Short-term investments, equivalent to cash	3,725	3,816
Cash on hand and balances with banks	495	598
Total	4,220	4,414

Short-term investments with a maturity of three months or less from the date of acquisition have been classified as cash equivalents on the basis that:
- there is an insignificant risk of changes in value
- they are readily convertible to cash

The Parent Company does not report cash and cash equivalents since liquidity needs are covered by funds in the joint bank account for the Group. These funds are reported as balances with the Group's internal bank, AB Investor Group Finance.

Interest received/paid

	2005	2004
Group		
Interest received	2,129	2,194
Interest paid	– 2,987	–3,058
Total	–858	–864

	2005	2004
Parent Company		
Interest received	1,520	1,378
Interest paid	–2,344	–2,058
Total	–824	–680

Interest received and interest paid include gross flows from interest swap contracts.

NOTE 21 Equity

Group
Specification of reserves in equity

	12/31 2005	12/31 2004
Translation reserve		
Opening balance	–457	–
Translation differences for the year, subsidiaries	33	–462
Translation differences for the year, associates	40	5
	–384	–457
Revaluation reserve		
Opening balance	619	649
Revaluation of non-current assets for the year	–40	–41
Tax relating to revaluations for the year	11	11
	590	619
Hedging reserve		
Opening balance	67	25
Cash flow hedges:		
Items credited or charged directly to equity	–7	42
Charged against the income statement	–66	–
	–6	67
Total reserves		
Opening balance	229	674
Change in reserves for the year		
Translation reserve	73	–457
Revaluation reserve	–29	–30
Hedging reserve	–73	42
Carrying amount at year-end	200	229

Share Capital
Share capital in the Parent Company.

Other contributed equity
Refers to equity contributed by shareholders. This includes capital contributions in the form of non-cash issues and new share issues in which the share price exceeds the par value.

NOTE 21 cont'd | Equity

Reserves:

Translation reserve

The translation reserve includes all foreign exchange differences arising on the translation of financial statements from international operations into another currency than the presentation currency of the Group.

Revaluation reserve

The revaluation reserve includes changes in value relating to owner-occupied property.

Hedging reserve

The hedging reserve includes the effective component of the accumulated net change of fair value of an instrument used for a cash flow hedge, relating to hedge transactions not yet incurred.

Retained earnings, including profit/loss for the year

Retained earnings, including profit/loss for the year, consist of accumulated profits in the Parent Company and its subsidiaries and associates. Previous provisions to the statutory reserve, less transferred share premium reserves, are included in this item under equity.

Minority interest

Minority interest includes the portion of equity not owned by the Parent Company.

Dividends

After the balance sheet date, the board of directors proposed a dividend for 2005 amounting to SEK 2,685 m. (SEK 3.50 per share). The dividend for 2004 amounted to SEK 1,726 m. (SEK 2.25 per share).

The dividend is subject to the approval of the Annual General Meeting on March 21, 2006.

Parent Company

Restricted equity

Restricted equity may not be reduced by dividend payments.

Revaluation reserve

When an item of property, plant or equipment or a financial asset is revalued, a provision is made to a revaluation reserve for the full revaluation amount.

Statutory reserve

The purpose of the statutory reserve is to save part of net profits that are not utilized to cover losses brought forward.

Unrestricted equity

Retained earnings

These consist of the preceding year's unrestricted equity after any allocations to the statutory reserve and after any dividend payment. Retained earnings, together with net income for the year, comprise the total unrestricted equity in the company – the funds available for the dividend to shareholders.

Distribution of share capital

The Parent Company's share capital on December 31, 2005 consisted of the following number of shares with a par value of SEK 6.25 per share:

			Proportion, % of	
Share class	Number of shares	Number of votes	Capital	Votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
	767,175,030	**357,239,262**	**100.0**	**100.0**

NOTE 22 Interest-bearing liabilities

Investor's loan financing is primarily through short-term and long-term loan programs in the Swedish and European capital markets. Investor has both a Swedish and European Medium Term Note Program (MTN/EMTN), which are uncommitted loan programs intended for long-term financing. These programs are for SEK 10 bn. and USD 4 bn, respectively. For short-term financing Investor has an uncommitted Swedish and an uncommitted European Commercial Paper program (CP/ECP) for SEK 10 bn. and USD 1.5 bn., respectively. Investor also has a committed syndicated bank loan facility of SEK 10 bn. until October 2012, which can be used for financing and as a liquidity reserve. This facility was unutilized at year-end. In contrast to an uncommitted credit facility, a committed loan program is a formalized commitment from the credit grantor. There are no financial covenants to any of Investor AB's loan contracts, meaning that Investor does not have to meet special requirements with regard to key financial ratios for the loans it has obtained.

Derivative instruments (currency/interest swaps) are used to control exposure against fluctuating exchange rates and interest rates. See "Note 28 Risk exposure and risk management" for more information about currency and interest rate management in the debt portfolio.

The following table summarizes the Group's interest-bearing liabilities on December 31, 2005, including related interest rate derivatives with both positive and negative values. Certain derivatives do not qualify for hedge accounting but are still grouped together with loans since the intention of the derivatives is to achieve a desired interest rate fixing term for each loan.

	12/31 2005		12/31 2004	
Outstanding amounts divided by original currency – SEK m.	Carrying amount	Fair value	Carrying amount	Fair value
EUR	17,401	17,956	17,314	17,942
– related currency/interest rate derivative with positive value	–1,406	–1,406	–690	–690
– related currency/interest rate derivative with negative value	380	380	369	369
JPY	1,592	1,936	1,432	1,854
– related currency/interest rate derivative with negative value	683	683	902	902
SEK	4,481	4,813	7,537	7,822
– related interest rate derivative with positive value	–34	–34	–147	–147
– related interest rate derivative with negative value	16	16	29	29
USD	–	–	826	829
– related currency/interest rate derivative with negative value	–	–	412	412
Total long-term/ short-term loans	**23,474**	**24,705**	**27,109**	**28,447**
Total currency/ interest rate derivatives	**–361**	**–361**	**875**	**875**

At year-end, the average maturity of the debt portfolio was 6.4 (6.5) years. The following chart shows the maturity profile of the loans (carrying amount).



SEK m.
6,000
5,000
4,000
3,000
2,000
1,000
0
06
07
08
09
10
11
12
13
14
33

NOTE 22 cont'd Interest-bearing liabilities

SEK m.	12/31 2005	12/31 2004
Group		
Long-term interest-bearing liabilities		
Bond loans with hedged portion valued at fair value	14,279	18,037
Related interest rate derivative with negative value	1,051	1,305
Bond loans valued at amortized cost	5,225	6,173
	20,555	25,515
Short-term interest-bearing liabilities		
Bond loans with hedged portion valued at fair value	3,770	1,047
Related interest rate derivative with negative value	28	407
Bond loans valued at amortized cost	200	1,852
	3,998	3,306
Total	24,553	28,821

	12/31 2005	12/31 2004
The Group, carrying amounts		
Maturity, 1–5 years from balance sheet date	11,585	10,834
Maturity, more than 5 years from balance sheet date	7,919	13,376
Total	19,504	24,210
Parent Company, carrying amounts		
Maturity, 1–5 years from balance sheet date	11,339	10,784
Maturity, more than 5 years from balance sheet date	7,755	13,574
Total	19,094	24,358

Taking into account existing interest swaps, the average effective interest rate on loans was 3.90 percent (3.90). The average interest rate fixing period was 1.6 years at year-end (1.6). The following diagram shows the distribution of the interest rate fixing period.


SEK m.
Months
12,000
10,000
8,000
6,000
4,000
2,000
0
48
40
32
24
16
8
0
Float 0-3 mos.
Float 4-6 mos.
Fixed < 1 year
Fixed 1-3 years
Fixed 3-5 years
Fixed 5-30 years
Interest rate duration
Average interest maturity

NOTE 23 Pensions and similar obligations

Provisions for defined benefit plans
Defined benefit plans secured with the insurance company SPP Livförsäkring AB are shown in the table for defined contribution plans, see "Note 1 Accounting policies". SPP's surplus funds can be distributed to policyholders and/or the insured employees. At year-end 2005, SPP's surplus funds amounted to 112 percent (111) of the collective consolidation level.

Provisions for pensions and similar obligations

	12/31 2005	12/31 2004
Group		
Present value of unfunded obligations	221	226
Net obligations for employee benefits	**221**	**226**

Changes in the net obligations for defined benefit plans recognized in the balance sheet		
Group		
Net obligations for defined benefit plans on January 1 [1]	226	286
Benefits paid [1]	–21	–24
Expense recognized in the income statement	10	9
Reclassification	–	–47
Exchange rate differences	6	2
Net obligations for defined benefit plans on December 31 [2]	**221**	**226**

1) The amount includes payroll tax
2) Of which insured through FPG/PRI SEK 28 m. (27)

Expense recognized in the income statement		
Group		
Expense for service within current period	1	0
Interest expense on obligations	9	9
Total net expense for defined benefit plans in the income statement	**10**	**9**

The expense is recognized under the following headings in the income statement:		
Group		
Operating costs	1	0
Financial expenses	9	9
Total	10	9

Provisions for pensions and similar obligations

	12/31 2005	12/31 2004
Parent Company		
Present value of unfunded obligations	190	196
Net obligations for employee benefits	**190**	**196**

Changes in net obligations recognized in the balance sheet for defined benefit plans		
Parent Company		
Net obligations for defined benefit plans January 1 [1]	196	218
Paid benefits [1]	–21	–22
Expense recognized in the income statement	9	9
Reclassification	–	–9
Exchange rate differences	6	0
Net obligations for defined benefit plans on December 31 [2]	**190**	**196**

1) The amount includes payroll tax
2) Of which insured through FPG/PRI SEK 0 m. (0)

Expense recognized in the income statement		
Parent Company		
Interest expense on obligations	9	9
Total net expense for defined benefit plans in the income statement	**9**	**9**

The expense is recognized under the following headings in the income statement		
Parent Company		
Financial expenses	9	9
Total	9	9

Assumption for defined benefit obligations
The most significant actuarial assumptions on the balance sheet date (expressed as weighted averages):

	12/31 2005	12/31 2004
Group		
Discount rate on December 31	3.50%	3.50%
Future increase in pensions in Sweden	2.00%	2.00%
Future increase in pensions the United States	3.30%	3.00%

NOTE 23 cont'd Pensions and similar obligations

Defined contribution plans	Group		Parent Company	
	2005	2004	2005	2004
Expenses for defined contribution plans [1]	33	35	16	15

1) Includes SEK 16 m. (14) for BTP plan financed through SPP Livförsäkring AB, of which Parent Company SEK 8 m. (7).

Payments to retirement benefit plans and for endowment insurance policies are included in costs for defined contribution plans since an agreement has been reached with each beneficiary that Investor has fulfilled its obligations in connection with the payments. At year-end 2005, payments totaling SEK 280 m. (274) were made to retirement benefit plans and for endowment insurance policies.

NOTE 24 Provisions

	12/31 2005	12/31 2004
Group		
Provision for social security contributions for employee stock options	78	118
Other	107	56
Total	185	174
Of which provisions expected to be paid within 12 months		
Other	38	32
Total	38	32
Of which provisions expected to be paid after more than 12 months		
Provision, social security contributions for employee stock options	78	118
Other	69	24
Total	147	142
Provision for social security contributions for employee stock options		
Opening balance	118	154
Reclassification	–	41
Provisions/reversals for the year	–40	–77
Carrying amount at year-end	78	118
Other		
Opening balance	56	63
Reclassification	–	–47
Provisions/reversals for the year	51	40
Carrying amount at year-end	107	56

	12/31 2005	12/31 2004
Parent Company		
Provision for hedging contracts and social security contributions for employee stock options	78	388
Other	99	4
Total	177	392
Of which provisions expected to be paid within 12 months		
Other	30	3
Total	30	3
Of which provisions expected to be paid after more than 12 months		
Provision for hedging contracts and social security contributions for employee stock options	78	388
Other	69	1
Total	147	389
Provision for hedging contracts and social security contributions for employee stock options		
Opening balance	388	468
Reclassifications	–	41
Provisions/reversals for the year	–310	–121
Carrying amount at year-end	78	388
Other		
Opening balance	4	60
Reclassifications	–	–41
Provisions/reversals for the year	95	–15
Carrying amount at year-end	99	4

Provision for social security contributions for employee stock options
The provision is reported in accordance with URA 46, see "Note 1 Accounting policies".

Hedge contracts for employee stock option programs and share programs
Investor hedges its employee stock option programs and share programs against increases in Investor's share price. A decrease in Investor's share price, below the average hedge price, is reported continuously in the Parent Company as a provision and adjustment item under equity. In the Group, the item is recognized as a derivative in either Other assets or Other liabilities, depending on the value on the balance sheet date.

NOTE 25 Accrued expenses and prepaid income

	12/31 2005	12/31 2004
Group		
Interest	1,161	1,101
Other financial expenses	64	118
Personnel-related expenses	63	76
Other	29	383
Total	1,317	1,678
Parent Company		
Interest	698	727
Other financial expenses	–	16
Personnel-related expenses	85	100
Other	905	67
Total	1,688	910

NOTE 26 Other long-term liabilities and other liabilities

	12/31 2005	12/31 2004
Group		
Other long-term liabilities		
Derivatives	–	274
Other	–	1
Total	–	275
Other liabilities		
Shares on loan	759	905
Options	1	14
Forward contracts	6	2
Incoming payments	302	394
Other	137	146
Total	1,205	1,461

NOTE 27 Contingent liabilities and assets pledged as securities

	12/31 2005	12/31 2004
Group		
Assets pledged as securities		
In the form of pledged securities for the Group's liabilities and provisions		
Bank deposits, bonds and other securities	849	336
Total pledged securities	849	336
Contingent liabilities		
Guarantees on behalf of associates	4,327	121
Other contingent liabilities	1	1
Total contingent liabilities	4,328	122

	12/31 2005	12/31 2004
Parent Company		
Assets pledged as securities		
In the form of pledged securities for the Parent Company's liabilities and provisions		
Bank deposits, bonds and other securities	348	379
Total pledged securities	348	379
Contingent liabilities		
Guarantees on behalf of associates	4,327	121
Other contingent liabilities	–	0
Total contingent liabilities	4,327	121

NOTE 28 Risk exposure and risk management

COMMERCIAL RISKS

Investor's business activities expose the company to various types of risk. Maintaining long-term ownership in core investments and a flow of investments and divestments in the Private Equity Investments business area involves commercial risks. These risks include having a high exposure to a certain industry or an individual holding, changed market conditions for finding attractive investment candidates, or barriers that arise and prevent exits from a holding at the chosen time. The factors that help minimize risks in Investor's activities are mainly:

- Investor has a diversified portfolio with a good balance between different industries and between companies in various development stages. Core investments have international operations and are therefore exposed, only to a limited extent, to economic developments in a single country.
- Active board work provides good insight into the performance of companies and thereby the possibility to identify risks and find specific opportunities for growing value.
- Core investments and some of the companies in the Private Equity Investments business are listed and have high liquidity. This means that more than 80 percent of the value of holdings is listed. They could therefore be sold if needed, providing high financial flexibility for Investor.

FINANCIAL RISKS

The main financial risks that the Investor Group is exposed to are price risks, primarily risks associated with fluctuations in share prices, but also interest rate risks and foreign exchange rate risks. Other risks that arise in the company's operations include liquidity risks, financing risks, credit risks and operational risks. Activities to manage and monitor risks in the business are carried out through the Finance and Risk Committee, which is an adjunct committee to Investor AB's board (the committee is extensively described in the Corporate Governance Report on page 32). Among other tasks, the Finance and Risk Committee's function is to recommend policies and limits for approval by the Board of Directors.

Investor's risk policy is a framework for determining measurement methods and mandates for price risks in active portfolio management activities, cash management and financing activities. The policy also outlines principles for foreign exchange risk management in connection with investments and cash flows in foreign currency, measurements and limits for credit risks and principles for minimizing operational risks in the business.

The Risk Management function is responsible for identifying and managing risks in financial activities, monitoring the compliance of policies and instructions, continuously developing and improving risk measurement methodology and ensuring accurate risk reporting.

The Treasury function manages interest rate risks, currency risks and liquidity and financing risks associated with the administration of the liquidity portfolio and financing activities.

Price risks

Price risks refer to the risk that the value of a financial instrument might change because of changes in share prices, exchange rates or interest rates.

Share price risks

Core Investments

Most of Investor's share price risk exposure is found in the core investments. These are analyzed and continuously monitored by Investor's analysts. Through committed ownership, which is exercised through board representation and other ways, Investor influences a company's strategy and decisions. Thus, a large portion of price exposure in a core investment does not necessarily lead to any action. It is the long-term commitment that lays the groundwork for Investor's strategic measures. If the share prices of listed holdings within Core Investments and Private Equity should generally decline at the same time by 1 percent, this would reduce the value of Investor's portfolio by approximately SEK 1 bn.

Private Equity Investments

The Private Equity Investments business area is also exposed to share price risks. Compared with Core Investments, there is a higher risk exposure in this business area, due to exposure to smaller companies, new technologies and markets, although there is also a higher potential return on these investments. Investor also takes an active role in these companies through board work. The total exposure is managed by the board's committed capital framework for the operation (USD 3 bn.).

Active Portfolio Management

Investor's active portfolio management business conducts short-term equity trading and deals in equity derivatives. The price risk in this activity is measured and monitored in terms of Value-at-Risk (VaR), a standard method for measuring and controlling price risks. VaR is a tool for measuring how a portfolio of financial assets can risk losing value over a given period of time. Investor's VaR model is based on a one-year rolling daily record of prices (not weighted), a five-day time horizon and a 99-percent confidence interval. A 99-percent confidence interval theoretically indicates that the actual daily result shall be higher than the estimated daily VaR measurement two to three days per year. During 2005, the actual daily outcome has been higher than the VaR measure on two occasions, indicating that Investor's VaR model reasonably assesses the price risk in the portfolio.

Currency risk

Currency exposure in investments

Since the core investments are listed in Swedish kronor, there is no direct currency risk that affects Investor's balance sheet, although Investor can be indirectly exposed to currency risks in holdings which are listed on foreign stock exchanges or have foreign currency as their pricing currency (or effective currency). In addition, there are indirect currency risks since the majority of the core investments are active in several markets. These risks have a direct impact on the company's balance sheet and earnings, which indirectly affects the valuation of the shares.

The Private Equity Investments business area is exposed to foreign exchange rate risks in investments made in foreign companies. There is no regular hedging of foreign currency in the Private Equity Investments business area since the investment horizon is long-term and currency fluctuations are expected to equal out over time.

This hedging policy is subject to continuous evaluation and deviations from the policy may be allowed if it is judged to be beneficial in a market-economic perspective. At year-end 2005, there were no hedge contracts in foreign currency for the Private Equity Investments business area.

Currency risks for investments in the active portfolio management business are minimized through currency swap contracts on portfolio level.

The following table shows the total currency exposure for the Investor Group for investments in foreign currency on December 31, 2005. A 1-percent weakening of the Swedish krona against both USD and EUR would reduce the value of the portfolio by approximately SEK 109 m.

Total investments in foreign currency, SEK m.

	12/31 2005	12/31 2004
USD	5,833	3,935
EUR	5,104	2,406
Other European currencies (CHF, DKK, NOK)	1,537	300
Asia (HKD, JPY)	232	111
Total	12,706	6,752

Currency exposure in excess liquidity and debt portfolio

Any currency risk in excess liquidity resulting from investments in foreign currency is managed through currency swap contracts. Currency risk arising in connection with loans in foreign currency is managed by exchanging the loans to SEK through currency swap contracts. The objective is to minimize the currency risk in excess liquidity and the debt portfolio.

Currency exposure in transactions

Investor's guideline is that future known cash flows in foreign currency that exceed the equivalent of SEK 50 m. are to be hedged 100 percent through forward exchange contracts or currency options. This is valid for forecast or contracted flows for core investments, private equity investments or operating investments. This type of cash flow hedging is done to a limited extent on a few occasions per year in connection with divestments and investments, or when there are dividends in foreign currency.

The operating costs of the company are exposed to a certain extent to currency risk through costs generated in operations in the United States and Asia. There is no regular currency hedging of these transactions since they are smaller in scope.

Currency exposure due to net investments in foreign operations

Currency exposure in investments made in independent foreign entities is considered as a translation risk and not an economic risk. The exposure arises when the foreign net investments is recalculated in SEK on the balance sheet date in the Group and is recognized in the translation reserve in equity.

The currency exposure arising because of net investments in foreign entities is shown in the following table (expressed in the investment currency). The decrease, compared with the preceding year, is attributable to the fact that some foreign entities have changed their base currency to SEK and consequently no translation difference arose upon consolidation.

	12/31 2005	12/31 2004
USD m.	22	578
EUR m.	63	410
CHF m.	–	12
HKD m.	45	33
GBP m.	1	3

NOTE 28 cont'd Risk exposure and risk management

Interest rate risk
Excess liquidity and debt portfolio
For excess liquidity exposed to interest rate risks, the goal is to maximize return within the established guidelines of the risk policy while limiting interest rate risks. High financial flexibility is also strived for in order to satisfy future liquidity needs. Investments are therefore made in interest-bearing securities of short duration that are not longer than one year, which means that the interest rate fixing period is less than 12 months. See "Note 19 Short-term investments" for further information.

On the liability side, Investor strives to manage interest rate risks by having an interest rate fixing period that provides the flexibility to change the loan portfolio in step with investment activity and minimize loan costs and volatility in the cash flow over time. See also the diagram with interest rate fixing periods in "Note 22 Interest-bearing liabilities."

LIQUIDITY AND FINANCING RISKS
Liquidity risks refer to the risk that a financial instrument cannot be divested without considerable extra costs, and to the risk that liquidity will not be available to meet payment commitments.

Liquidity risks are minimized in Treasury operations by keeping the maturity of short-term cash investments for less than one year, and by keeping the ratio between cash and credit commitments/current liabilities always higher than 1:1. Liquid funds are invested in the short-term deposits market and in short-term interest-bearing securities with low risk and high liquidity, which is with a well-functioning second-hand market, allowing the conversion of cash when needed.

Financing risks are defined as the risk that financing cannot be obtained, or can only be obtained at increased costs as a result of changed conditions in the capital market. In order to minimize financing risks, the Treasury function works actively to ensure financial preparedness by establishing loan and credit facilities for long-term and short-term borrowing. Financing risks are further reduced by allocating loan maturities evenly over time (see chart with information on maturity profile in "Note 22 Interest-bearing liabilities") and by diversifying sources of capital.

Investor's liquidity and financing risks are considered to be low. With an equity/assets ratio of 83 percent at year-end, Investor has considerable financial flexibility since most assets are very liquid.

CREDIT RISKS
Credit risks are the risk of a counterparty or issuer being unable to repay a liability to Investor.

Investor is exposed to credit risks primarily through investments of excess liquidity in interest-bearing securities. Credit risks also arise as a result of positive market values in derivative instruments, mainly interest rate and currency swaps, but also a small portion of OTC derivatives.

In order to limit credit risks, there are existing limits for exposure to counterparties. According to Investor's credit risk policy, Investor may only be exposed to credit risks towards counterparties with high creditworthiness, based on Standard & Poor's and Moody's ratings, for a limited amount and for a limited duration. With a view to further limiting credit risks in interest rate and currency swaps, and other derivative transactions, agreements are required in accordance with the International Swaps and Derivatives Association, Inc. (ISDA), as well as netting agreements.

The following table shows the credit risk exposure in interest-bearing securities and derivatives, divided by rating category, on December 31, 2005:

Rating S&P/Moody's	Interest-bearing securities and deposits, SEK m.	Average remaining term, mos.	Derivatives, SEK m.
AAA/Aaa	11,464	4	–
AA/Aa2	5,813	2	–
A/A2	5,934	2	1
Total	23,211	3	1

OPERATIONAL RISKS
Operational risks are defined as the risk of loss due to inadequacies in the internal control process or system, or the risk of loss caused by external events. The operational risk policy establishes principles to ensure correct handling of the financial transaction flow.

This risk management process covers system and personnel-related issues, administrative processes, information security and legal matters. The process is followed up on an ongoing basis to determine and strengthen appropriate control measures.

OTHER RISKS
The Compliance function monitors commitments that must comply with external regulations and laws, contract-related commitments and internal company rules.

Work is actively carried out in the security area to protect Investor against internal and external threats. Investor's Security Committee evaluates security risks that can have short-term or long-term implications for Investor and also takes necessary measures to minimize their negative effects. For example, the Security Committee establishes effective procedures for IT and information security to prevent unauthorized access to Investor's information sources. The committee is also responsible for disaster and continuity planning.

NOTE 29 Related party disclosures

The following additional information about related parties is being provided in addition to what has been reported in the Annual Report.

Intra-Group purchases and sales
Parent Company sales to Group companies amounted to SEK 3 m. (3) in 2005. Parent Company purchases from Group companies totaled SEK 18 m. (15) during the same period.

Relations with related parties with significant influence
The Wallenberg foundations have significant influence over Investor (in accordance with the definition in IAS 24). The largest of these foundations are the Knut and Alice Wallenberg Foundation, the Marianne and Marcus Wallenberg Foundation and the Marcus and Amalia Wallenberg Memorial Fund.

Companies with common board members
In addition to the above-noted relations with related parties, there are a number of companies in which Investor and the company have common board members. Information has not been provided in this note because these situations are either not considered to involve influence of the type described in IAS 24, or the transactions refer to intangible amounts.

Related party transactions
With the Wallenberg foundations
Investor's support functions provide a limited scope of services for AB Svensk Stiftelseförvaltning and W Capital Management AB, which are wholly owned subsidiaries of the Wallenberg foundations. Transactions with these companies are priced according to market terms. Parent Company sales to the Wallenberg foundations amounted to SEK 3 m. (3). Purchases from the Wallenberg foundations totaled SEK 0 m. (1).

With the internal bank
The subsidiary AB Investor Group Finance has agreements with most Group companies, including the Parent Company, in which the subsidiary functions as an internal bank for the Group. This includes, among other activities, acting as a counterparty when loans are obtained and managing the Group's cash pool. The financial net result of these activities is later settled in the Group by having the companies cover, or alternatively retain, their share of the result in accordance with the agreements. See "Note 36 Interest expenses and similar expense items".

With associates
Normal business transactions are carried out on a continuous basis with Hi3G, SEB and WM-data. Transactions with associated companies are priced according to market terms.

During the year, telephony services were purchased from Hi3G for SEK 2 m. (2), of which SEK 1 m. (2) pertained to the Parent Company. Data services were purchased from WM-data for SEK 3 m. (5), of which SEK 3 m. (5) was attributable to the Parent Company. At year-end, the Group's assets with SEB had a market value of SEK 1,706 m. (914), of which SEK 0 m. (0) for the Parent Company and liabilities SEK -171 m. (-232), of which for the Parent Company SEK 0 m. (0). During 2005, costs for SEB's banking services totaled SEK 1 m. (1), of which the Parent Company SEK 0 m. (0).

Guarantees on behalf of associated companies refer to Hi3G Denmark ApS and Hi3G Access Norway AS, both subsidiaries of Hi3G Access AB. Investor AB has guaranteed to the lender that it will fulfill the debt commitments of the beneficiaries for financing the acquisition of licenses for third-generation mobile networks.

As reported earlier, Investor estimates that its total capital contribution to Hi3G, in the form of shareholder's contributions, will amount to between SEK 4 bn. and SEK 5 bn. The intention is to finance Hi3G over time with equity and external project financing on an approximately 50-50 basis. Other transactions with Hi3G are described on page 44.

"Note 16 Long-term receivables and other receivables" shows receivables from associates.

Dividends from associates totaled SEK 1,723 m. (1,077).

NOTE 29 cont'd Related party disclosures

With key persons

See "Note 5 Employees and payroll costs" for information about salaries and other compensation, costs and commitments regarding pensions and similar benefits, and severance payment agreements for the board, President and other senior executives.

Investment programs

Carried interest plans

In the Private Equity Investments business area, selected senior staff, as well as other senior executives, have had the opportunity for a number of years to make parallel investments to some extent with Investor. The plans are designed in accordance with market practice in the venture capital market and are evaluated periodically against similar programs in Europe, the United States and Asia. Carried interest plans provide an economic incentive for managers and encourage personal commitment to analysis and investment work since the result is directly connected to the financial performance of the business. Carried interest plans are linked to realized growth in the value of holdings (after deduction for costs), seen as a portfolio. This means that when an investment is realized with a profit, each parallel investor receives his or her share of the profit, after provisions for any unrealized declines in value or write-downs of other investments.

The plans allow a maximum share of 15 percent that can be given to parallel investors, which is in line with practice in the venture capital market.

Co-investment plans

Key persons, including board members, senior executives and certain selected employees, are offered the opportunity to invest in, or make parallel investments with, the funds that EQT and Investor Capital Partners establish. These investments are made in accordance with the same terms and conditions as for other investors.

NOTE 30 Events after the balance sheet date

Investor Capital Partners announced in January 2006 that it had entered into a definitive agreement to dispose of its entire effective interest in Memorex International Inc. for approximately USD 70.0 m. in cash consideration and a contingent payment of up to USD 8.4 m. upon fulfillment of certain financial performance goals.

In January, EQT also announced that it had signed an agreement to divest Findus.

NOTE 31 Key estimates and assumptions

The following are the most important areas where key estimates have been used when applying the accounting principles of the Group, together with other key sources of uncertainties in estimates, and the sections where they are described.

In Note 1 Accounting policies, the valuation of unlisted holdings and fund holdings is described.

In accordance with IAS 28.1, investments in associates are reported at fair value. As a result, associates are no longer consolidated in accordance with the equity method and the values of associates are instead accounted for in a way that is more true and fair for an industrial holding company.

However, Investor will continue to apply the equity method to associated companies in the Operating Investments business area since Investor normally has a large ownership stake and significant influence in the companies and is involved in the underlying business activities to a larger extent than in holdings in other business areas.

Note 22 includes a detailed analysis of the treatment and measurement of interest-bearing liabilities and related derivatives.

NOTE 32 Information about the Parent Company

Investor AB is a corporation registered in Sweden and has its registered office in Stockholm. The shares in the Parent Company are listed on the Stockholm Stock Exchange (Stockholmsbörsen).The address of the registered office is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.

The consolidated financial statements for 2005 consist of both the Parent Company and its subsidiaries, together called the Group.

NOTE 33 Results from participations in Group companies

	2005	2004
Parent Company		
Impairment losses, participations in Group companies	–163	–364
Reversal of impairment losses, participations in Group companies	1,990	–
Total	1,827	–364

The year's reversal of previous impairment losses in participations in Group companies was due to the fact that the value of shares and participations held by these companies developed positively during the year. The recoverable amount has been determined at the net realizable value, which is based on adjusted equity plus any surplus value.

NOTE 34 Results from other receivables that are non-current assets

	2005	2004
Parent Company		
Interest income from Group companies	1,015	1,033
Total	1,015	1,033

NOTE 35 Interest income and similar income items

	2005	2004
Parent Company		
Interest income from Group companies	250	166
Exchange rate differences	–	34
Other interest income	15	2
Total	265	202

NOTE 36 Interest expenses and similar expense items

	2005	2004
Parent Company		
Interest expenses to Group companies	–238	–410
Net financial items, internal bank[1]	–335	–
Interest expenses, other borrowings	–1,419	–1,412
Exchange rate differences	–32	–
Other	–49	–7
Total	–2,073	–1,829

1) Settlement of net financial items between the Parent Company and the internal bank.

NOTE 37 Shares and participations in Group companies

	12/31 2005	12/31 2004
Parent Company		
Accumulated costs		
Opening balance	18,342	18,623
Acquisitions and capital contributions	2,188	40
Divestments, mergers and repaid capital contributions	–400	–321
	20,130	18,342
Accumulated impairment loss		
Opening balance	–3,603	–3,239
Impairment losses	–163	–364
Reversed impairment losses for the year	1,990	–
	–1,776	–3,603
Carrying amount at year-end	18,354	14,739

NOTE 37 cont'd | Shares and participations in Group companies

Specification of the Parent Company's direct holdings of shares and participations in Group companies

Subsidiary/Reg. no./Registered office	Number of participations	Ownership interest in %[1] 12/31 2005	12/31 2004	Carrying amount 12/31 2005	12/31 2004
Expibel Holding AB, 556548-6684, Stockholm[2]	1,000	100.0	100.0	8,650	8,650
Investor Holding AB, 556554-1538, Stockholm[2]	1,000	100.0	100.0	0	0
Investor Growth Capital AG, Schweiz[2]	119,991	100.0	100.0	8,685	4,770
Duba AB, 556593-5508, Stockholm	1,000	100.0	100.0	0	400
AB Investor Group Finance, 556371-9987, Stockholm[3]	100,000	100.0	100.0	52	52
The Grand Group AB, 556302-9650, Stockholm	10,000	100.0	100.0	577	477
AB Vectura, 556012-1575, Stockholm[2]	50,000	100.0	100.0	389	389
Dormant companies				1	1
Carrying amount in Parent Company				**18,354**	**14,739**

1) Ownership share of capital pertains to equity, which also corresponds to the share of voting power for the total number of shares.
2) Holding company
3) The Group's internal bank

Other material holdings in subsidiaries

Subsidiary/Registered office	Ownership interest in % 12/31 2005	12/31 2004
Investor Growth Capital Ltd, Guernsey[1]	100.0	100.0
Investor Investment Northern Europe Ltd, Guernsey[1]	100.0	100.0
Investors Trading AB, Stockholm[2]	100.0	100.0

1) The business of the companies is share portfolio management.
2) The company's main business is active portfolio management.

NOTE 38 Investments in associates

Specification of carrying amount

	12/31 2005	12/31 2004
Parent Company		
Accumulated costs		
Opening balance	35,995	36,044
Acquisitions	2,329	–
Divestments	–1,519	–49
Reclassifications	3,787	–
	40,592	**35,995**
Accumulated impairment losses		
Opening balance	–27	–27
Impairment losses for the year	–2,096	–
	–2,123	–27
Carrying amount at year-end	**38,469**	**35,968**

The impairment loss refers to the holding in Hi3G Holdings AB and is based on the holding's value recognized in the Group.

Specification of investments in associates

12/31 2005 Associate/Reg. no./Registered office	Number of shares	Share of voting power %	Proportion of equity %	Investor's share of Equity[1]	Investor's share of Profit/loss for the year[2]	Carrying amount
Parent Company						
Core Investments:						
Atlas Copco, 556014-2720, Stockholm	94,364,913	21	15	3,874	988	2,423
Electrolux, 556009-4178, Stockholm	23,688,871	26	8	1,993	136	3,037
Ericsson, 556016-0680, Stockholm	810,393,516	19	5	5,276	1,223	14,413
Gambro, 556041-8005, Stockholm	68,468,225	26	20	3,673	1,893	2,006
Saab, 556036-0793, Linköping	21,611,925	38	20	1,880	237	1,155
Scania, 556184-8564, Södertälje	21,495,450	19	11	2,516	494	3,558
SEB, 552032-9081, Stockholm	123,027,895	19	18	10,166	1,504	10,101
WM-data, 556124-5233, Stockholm	70,265,500	29	16	460	49	1,078
Total Core Investments						**37,771**
Operating Investments						
Hi3G Holdings AB, 556619-6647[3], Stockholm	40,000	40	40	698	–1,508	698
Total Operating Investments						**698**
Total investments in associates						**38,469**

1) Equity refers to the ownership interest in the equity of a company including the equity component in untaxed reserves and after adjustments to Investor's accounting and evaluation principles. For the year 2005, equity in Hi3G Holdings AB has been adjusted for capital contributions in December.
2) Profit/loss for the year refers to the share of the company's results after tax including the equity component in the change for the year in untaxed reserves after adjustments to Investor's accounting and evaluation principles.
3) The reporting from Hi3G Holdings AB is used with one quarter's delay.

NOTE 38 cont'd | Investments in associates

12/31 2004 Associate/Reg. no./Registered office	Number of shares	Share of voting power %	Proportion of equity %	Investor's share of Equity[1]	Investor's share of Profit/loss for the year[2]	Carrying amount
Parent Company						
Core Investments:						
Atlas Copco, 556014-2720, Stockholm	31,454,971	21	15	3,392	701	2,214
Electrolux, 556009-4178, Stockholm	18,457,571	26	6	1,499	207	2,128
Ericsson, 556016-0680, Stockholm	810,393,516	19	5	4,157	910	14 413
Gambro, 556041-8005, Stockholm	68,468,225	26	20	3,671	−120	2,006
Saab, 556036-0793, Linköping	21,611,925	36	20	1,628	259	1,155
SEB, 552032-9081, Stockholm	138,272,295	21	21	10,710	1,524	11,353
WM-data, 556124-5233, Stockholm	70,265,500	29	16	413	32	1,078
Total Core Investments						34,347
Operating Investments						
Hi3G Holdings AB, 556619-6647[3], Stockholm	40,000	40	40	992	−534	1,621
Total Operating Investments						1,621
Total investments in associates						35,968

1) Equity refers to the ownership interest in the equity of a company including the equity component in untaxed reserves and after adjustments to Investor's accounting and evaluation principles. For the year 2005, equity in Hi3G Holdings AB has been adjusted for capital contributions in December.

2) Profit/loss for the year refers to the share of the company's results after tax including the equity component in the change for the year in untaxed reserves after adjustments to Investor's accounting and evaluation principles.

3) The reporting from Hi3G Holdings AB is used with one quarter's delay.

NOTE 39 Other long-term holdings of securities

	12/31 2005	12/31 2004
Parent Company		
Accumulated costs		
Opening balance	21,687	21,747
Acquisitions	21	1,696
Divestments	−3,353	−1,756
Reclassifications	−3,787	–
	14,568	21,687
Accumulated write-ups		
Opening balance	2,619	3,563
Divestments	−490	−944
	2,129	2,619
Accumulated impairment losses		
Opening balance	-42	−44
Divestments	–	3
Impairment losses for the year	–	−1
Reversed impairment losses for the year	10	–
	−32	−42
Carrying amount at year-end	16,665	24,264

NOTE 40 Receivables from Group companies

	12/31 2005	12/31 2004
Parent Company		
Accumulated costs		
Opening balance	20,172	24,569
New lending	–	552
Sales due	-1,938	-3,156
Reclassifications	-3,126	-1,793
Carrying amount at year-end	15,108	20,172

NOTE 41 Comments on reporting in accordance with IFRS

As described in "Note 1 Accounting policies" these consolidated financial statements are the first complete financial statements that Investor AB has prepared in accordance with IFRS.

The accounting principles described in Note 1 have been applied in the preparation of the consolidated financial statements for fiscal year 2005, for the comparative year 2004 and for the consolidated opening balance sheet on January 1, 2004.

In the preparation of the consolidated opening balance sheet, amounts recognized in accordance with previously applied accounting principles have been adjusted in accordance with IFRS. When recalculating amounts, IFRS 1 is applied, which describes how a company is to report the transition from local accounting regulations to IFRS. According to the main rule in IFRS 1, the opening balance sheet is to be prepared on the basis of standards that were valid on December 31, 2005. There are a few obligatory exceptions from the main rule, as well as a number of optional exceptions, which Investor has chosen to apply as follows:

- *Companies acquired before the date on which the opening balance sheet was prepared are not recalculated.*
- Cumulative translation differences for all foreign operations are estimated at zero on the date for the transition to IFRS.

The tables below, and their explanations, describe the effects of the transition from former accounting principles to IFRS on the financial position, financial results and cash flows of the Group. Adjustments to the presentation have also been made in the tables since the Investor Group has been reporting on the basis of a new business area structure since the fourth quarter of 2005.

Consolidated Income Statement

Amounts in SEK m.	Note	2004	IFRS adjustment	Adjustment presentation	IFRS 2004
Core Holdings					
Dividends		1,574		–1 574	
Changes in value	1	6,432	1,575	–8 007	
Operating costs		–165		165	
Net profit/loss - Core Holdings		**7,841**	**1,575**	**–9 416**	
New Investments					
Dividends		61		–61	
Changes in value	2	1,144	60	–1 204	
Operating costs		–220		220	
Restructuring cost		–75		75	
Net profit/loss - New Investments		**910**	**60**	**–970**	
Other Holdings					
Dividends		45		–45	
Changes in value	3	355	–310	–45	
Operating costs		–8		8	
Share of results of associates	8		–534	534	
Net profit/loss — Other Holdings		**392**	**–844**	**452**	
Investing activities					
Dividends				1 710	1,710
Changes in value				9 238	9,238
Operating costs				–416	–416
Restructuring cost				–75	–75
Net profit/loss - Investing activities				**10 457**	**10,457**
Other Operations/Operating Investments					
Net sales		707			707
Costs of goods and services sold	4	–714	–41		–755
Net profit/loss, active portfolio management.	5	15	–3	–12	
Operating costs		–29		23	–6
Share of results of associates	8			–534	–534
Net profit/loss - Other Operations/ Operating Investments		**–21**	**–44**	**–523**	**–588**
Groupwide operating expenses		–36			–36
Costs of long–term incentive programs	6		–18		–18
Restructuring cost		–25			–25
Operating profit/loss		**9,061**	**729**		**9,790**
Profit/loss from financial items					
Financial income	7	698	98		796
Financial expenses	7	–1 427	–358		–1,785
		–729	–260		–989
Profit/loss after financial items		**8,332**	**469**		**8,801**
Adjustment as a result of applying equity method	8	–1,801	1,801		
Share of results of associates	8	2,435	–2,435		
Profit/loss before tax		**8,966**	**–165**		**8,801**
Taxes	9	–1,582	1,526		–56
Minority's proportion of net/profit loss for the year	10	–9	9		
Profit/loss for the year		**7,375**	**1,370**		**8,745**
Attributable to:					
Shareholders in the Parent Company		7,375	1,361		8,736
Minority interest	10		9		9
Profit/loss for the year		**7,375**	**1,370**		**8,745**

NOTE 41 cont'd | Comments on reporting in accordance with IFRS

Notes to adjustment items in the income statement

Note 1. Core Holdings are measured at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 2. New Investments are measured at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 3. Other Holdings are measured at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 4. The adjustment is attributable to depreciation of property. As a result of the transition to IFRS, the Group's properties are measured at fair value and depreciation is based on the useful life of the component parts.

Note 5. Holdings of securities in the active portfolio management activities are measured at fair value in accordance with IFRS. The adjustment consists of unrealized changes in the value of these holdings.

Note 6. An expense arose amounting to SEK 18 m., due to the reporting of employee stock option programs and restricted stock programs in accordance with IFRS 2.

Note 7. The adjustment relates to an unrealized change in the value of derivatives held for the purpose of eliminating currency risks and changing the interest rate fixing period in the debt portfolio and to a change in the value of share swaps held for the purpose of protecting Investor against the effects of employee stock option programs when the Investor share price increases.

Note 8. The equity method was previously applied to all associates. As a result of the transition to IFRS, the benchmark treatment is to report associates at fair value, with changes in value reported in the income statement, except for holdings in which Investor is involved in the companies' business activities to a large extent (Operating Investments).

Note 9. The adjustment to the tax expense was due to a reversal of the tax expense incurred when applying the equity method and to deferred tax on a number of unrealized changes in value.

Note 10. According to IFRS, no deduction is made for minority interest in the income statement. The results are instead distributed between the shareholders of the Parent Company and the minority interest, outside the income statement.

Adjustment of cash flow statement

As a result of the transition to IFRS, the definition of cash and cash equivalents has been changed to include only investments with a maturity of three months or less. According to previously applied accounting principles, investments with a maturity of 12 months or less were included in cash and cash equivalents. The effect on cash flows for 2004 was as follows:

	2004	IFRS adjustment	IFRS 2004
Cash flow for the year	2,367	–2,767	–400
Cash and cash equivalents at beginning of the year	9,803	–4,944	4,859
Exchange difference in cash	–45		–45
Cash and cash equivalents at year-end	**12,125**	**–7,711**	**4,414**

Consolidated Balance Sheet

Amounts in SEK m.	Note	12/31 2004	IFRS adjustment	Adjustment presentation	IFRS 12/31 2004
ASSETS					
Non-current assets					
Property, plant and equipment					
Buildings and land	1	1,470	860		2,330
Equipment		319			319
		1,789	860		2,649
Financial assets					
Shares and participations in investing activities	2	33,542	68,564		102,106
Investments in associates	2, 3	32,114	–31,122		992
Receivables from associates		4,033		–4,033	
Deferred tax assets		31			31
Long-term receivables	4	1	822	4,033	4,856
		69,721	38,264		107,985
Total non-current assets		**71,510**	**39,124**		**110,634**
Current assets					
Inventories of shares and participations, active portfolio management	5	869	41		910
Current receivables					
Tax assets		149			149
Other receivables	4	571	16		587
Prepaid expenses and accrued income	6	1,058	–92		966
		1,778	–76		1,702
Short-term investments	7	11,527	3	–3,816	7,714
Cash on hand and balances with banks		598		–598	
Cash and cash equivalents				4,414	4,414
Total current assets		**14,772**	**–32**		**14,740**
TOTAL ASSETS		86,282	39,092		125,374

NOTE 41 *cont'd* Comments on reporting in accordance with IFRS

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are recognized at fair value in accordance with IFRS. According to previously applied accounting principles, these items were recognized at cost less depreciation and any impairment losses. The balance sheet is affected by the change of accounting principle as follows:

Buildings and land	860
Deferred tax liability	–241
Net effect on equity	619

Note 2. Shares and participations are measured at fair value in accordance with IFRS. According to previously applied accounting principles, shares and participations were recognized at fair value less any impairment losses. The effect of the revaluation on the balance sheet is distributed over the business areas as follows:

Core Investments (Core Holdings)	33,295
Private Equity Investments (New Investments)	4,206
Financial and Operating Investments (Other Holdings)	–59
Effect on shares and participations	37,442
Deferred tax liability	–8
Net effect on equity	37,434

Note 3. The equity method was previously applied to all associates. As a result of the transition to IFRS, the benchmark treatment is to report associates at fair value, with changes in value reported in the income statement, except for holdings in which Investor is involved in the companies' business activities to a large extent (Operating Investments).

Note 4. Derivatives held for the purpose of eliminating currency risks and changing the interest rate fixing period in the debt portfolio have affected the asset side of the balance sheet by SEK 837 m. The effects of measuring short-term financial instruments on the asset side of the balance sheet at fair value amount to SEK 1 m.

Note 5. Share assets held as part of the active portfolio management activities are measured at fair value in accordance with IFRS. The effect on the balance sheet is SEK 41 m.

Note 6. According to previously applied accounting principles, premiums and discounts on loans, investments and related derivatives were recognized as prepaid expenses. After the transition to IFRS they are recognized as part of the value of the underlying instrument. The effect on the asset side of the balance sheet is SEK –92 m.

Note 7. Short-term investments are recognized at fair value in accordance with IFRS. The effect on the balance sheet is SEK 3 m.

Consolidated Balance Sheet

Amounts in SEK m.	Note	12/31 2004	IFRS adjustment	Adjustment presentation	IFRS 12/31 2004
EQUITY AND LIABILITIES					
Equity					
Restricted equity					
Share capital		4,795			4,795
Restricted reserves	8	21,765	686	–22,451	
		26,560	686	–22,451	4,795
Unrestricted equity					
Unrestricted reserves		20,278	35,707	–55,985	
Profit/loss for the year		7,375	1,370	–8,745	
	9	27,653	37,077	–64,730	
Other contributed equity				13,533	13,533
Reserves				229	229
Retained earnings, including profit/loss for the year				73,419	73,419
Equity attributable to the Parent Company shareholders		54,213	37,763		91,976
Minority interest	10		110		110
Total equity	11	54,213	37,873		92,086
Minority interest	10	110	-110		
Provisions					
Provisions for pensions and similar obligations	12	226	-226		
Provisions for deferred tax	12, 13	283	-283		
Other provisions	12, 14	474	-474		
Total provisions		983	-983		
Non-current liabilities					
Loans/long-term interest-bearing liabilities	15	24,144	1,371		25,515
Pensions and similar obligations	12		226		226
Deferred tax liabilities	12, 13		532		532
Other provisions				142	142
Other long-term liabilities	12, 14		449	-174	275
Total non-current liabilities		24,144	2,578	-32	26,690
Current liabilities					
Loans/current interest-bearing liabilities		3,306			3,306
Trade payables		52			52
Tax liabilities		69			69
Other liabilities	16	1,434	27		1,461
Accrued expenses and prepaid income	17	1,971	-293		1,678
Provisions				32	32
Total current liabilities		6,832	-266	32	6,598
TOTAL EQUITY AND LIABILITIES		86,282	39,092		125,374

Notes to adjustment items in the balance sheet

Note 8. Restricted reserves have been adjusted as a result of the transition to IFRS.
The adjustment can be broken down as follows:

Revaluation reserve, property, plant and equipment (see Note 1)	619
Reserve, cash flow hedge	67
Net effect on restricted reserves	686

Note 9. Non-restricted reserves have been adjusted as a result of the transition to IFRS.
The adjustment can be broken down as follows:

Fair value of shares and participations (see Note 2)	36,450
Interests in associates (see Note 2, 3)	992
Fair value of inventories of shares (see Note 5)	41
Fair value of other financial instruments, assets (see Note 4)	1
Fair value of short-term investments (see Note 7)	3
Measurement of loans at fair value, hedge accounting (see Notes 4, 6, 8, 15 and 17)	–574
Tax effect of unrealized changes in value (see Note 13)	–8
Adjustment of provision for employee stock options (see Note 14)	25
Fair value of other financial instruments, liabilities (see Note 16)	–27
Adjustment of reserves (see Note 17)	174
Net effect on unrestricted reserves	37,077

Note 10. As a result of the transition to IFRS, minority interest is classified as part of equity.

Note 11. The effects on equity for 2004, as a result of accounting in accordance with IFRS, are as follows:

Opening IFRS adjustment on 12/31 2003	36,347
Change in reserve, cash flow hedge	42
Accounting for employee stock options in accordance with IFRS 2	–59
Exchange rate differences, subsidiaries	–34
Reversal of changes in the accounting of associates in accordance with the equity method	216
Dividend to minority	–9
Profit/loss for the year	1,370
Net effect on equity	37,873

Note 12. The heading "Provisions" is no longer used and these items have been transferred to long-term liabilities as follows:

Provisions for pensions and similar obligations, transferred in their entirety to a corresponding item under long-term liabilities	–226
Provisions for deferred tax, transferred in their entirety to deferred tax (see also Note 13)	–283
Other provisions, transferred in their entirety to other liabilities	–474
Total transfers	–983

Note 13. Revaluations at fair value resulted in deferred tax liabilities as follows:

Revaluation reserve, property (see Note 1)	241
Unrestricted reserves, measurement at fair value, shares and participations	8
Total effect, deferred tax liabilities	249
Add: Transfer from provisions according to Note 12	283
Total deferred tax liabilities	532

Note 14. Other long-term liabilities have been affected by transfers and adjustments as follows:

Transfer from provisions according to Note 12	474
Adjustment of provision for employee stock options according to new accounting principles	–25
Total effect, other liabilities	449

Note 15. The value of the debt portfolio has been adjusted as a result of the transition to IFRS. Where practicable, hedge accounting is applied. Liabilities that do not qualify for hedge accounting are measured at amortized cost and all derivatives are measured at fair value. The effect of raised loans and related derivatives valued at fair value amount to SEK 1,371 m. and is reflected on the liability side of the balance sheet.

Note 16. The adjustment of other current liabilities is related to the fact that short positions in the active portfolio management activities are measured at fair value in accordance with IFRS.

Note 17. According to previously applied accounting principles, premiums and discounts on loans, investments and related derivatives were recognized as prepaid expenses. After the transition to IFRS, they are recognized as part of the value of the underlying instrument. The effect on the liability side of the balance sheet amounts to SEK -119 m. Various adjustments to accruals have affected this item by SEK -174 m.

NOTE 41 cont'd | Comments on reporting in accordance with IFRS

Consolidated Balance Sheet

Amounts in SEK m.	Note	12/31 2003	IFRS adjustment	Adjustment presentation	IFRS 12/31 2003
ASSETS					
Non-current assets					
Intangible assets					
Buildings and land	1	1,074	901		1,975
Equipment		256			256
		1,330	901		2,231
Financial investments					
Shares and participations in investing activities	2	35,049	67,414		102,463
Investments in associates	2, 3	32,975	–31,454		1,521
Receivables from associates		1,800		–1,800	
Deferred tax assets		96			96
Long-term receivables	5	0	633	1,800	2,433
		69,920	36,593		106,513
Total non-current assets		***71,250***	***37,494***		***108,744***
Current assets					
Inventories of shares and participations, active portfolio management	6	933	39		972
Short-term receivables					
Receivables from associates	4	1	–1		
Tax assets		33			33
Other receivables	4	268	1		269
Prepaid expenses and accrued income	7	1,080	–115		965
		1,382	–115		1,267
Short-term investments	8	9,460	3	–4,516	4,947
Cash on hand and balances with banks		343		–343	
Cash and cash equivalents				4,859	4,859
Total current assets		**12,118**	**–73**		**12,045**
TOTAL ASSETS		**83,368**	**37,421**		**120,789**

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are recognized at fair value in accordance with IFRS. According to previously applied accounting principles, these items were recognized at cost less depreciation and any impairment losses. The opening balance is affected by the change of principle as follows:

Buildings and land	901
Deferred tax liability	–252
Net effect on equity	649

Note 2. Shares and participations are measured at fair value in accordance with IFRS. According to previously applied accounting principles, shares and participations were recognized at fair value less any impairment losses. The effect of revaluation on the opening IFRS balance sheet has been distributed over the business areas as follows:

Core Investments (Core Holdings)	30,979
Private Equity Investments (New Investments)	4,537
Financial and Operating Investments (Other Holdings)	444
Effect on shares and participations	35,960
Deferred tax liability	–116
Net effect on equity	35,844

Note 3. The equity method was previously applied to all associates. As a result of the transition to IFRS, the benchmark treatment is to report associates at fair value, with changes in value reported in the income statement, except for holdings in which Investor is involved in the companies' business activities to a large extent (Operating Investments).

Note 4. The equity method was previously applied to all associates. As a result of the transition to IFRS, receivables and payables from these companies are recognized as other current receivables/payables and long-term receivables/payables, respectively (see Note 3).

Note 5. Derivatives held to eliminate currency risks and change the interest rate fixing period in the debt portfolio have affected the asset side of the opening IFRS balance sheet by SEK 633 m.

Note 6. Share assets held as part of the active portfolio management activities are measured at fair value in accordance with IFRS. The effect on the opening IFRS balance is SEK 39 m.

Note 7. According to previously applied accounting principles, premiums and discounts on loans, investments and related derivatives were recognized as prepaid expenses. After the transition to IFRS they are recognized as part of the value of the underlying instrument. The effect on the assets side of the opening IFRS balance sheet is SEK -115 m.

Note 8. Short-term investments are recognized at fair value in accordance with IFRS. The effect on the opening IFRS balance sheet amounts to SEK 3 m.

NOTE 41 cont'd | Comments on reporting in accordance with IFRS

Consolidated Balance Sheet

Amounts in SEK m.	Note	12/31 2003	IFRS adjustment	Adjustment presentation	IFRS 12/31 2003
EQUITY AND LIABILITIES					
Equity					
Restricted equity					
Share capital		4,795			4,795
Restricted reserves	9	22,200	674	–22,874	
		26,995	674	–22,874	4,795
Unrestricted equity					
Unrestricted reserves		22,213	35,485	–57,698	
Profit/loss for the year		–169	169		
	10	22,044	35,654	–57,698	
Other contributed equity				13,533	13,533
Reserves				674	674
Retained earnings, including profit/loss for the year				66,365	66,365
Equity attributable to the Parent Company shareholders		**49,039**	**36,328**		**85,367**
Minority interest	11		19		19
Total equity		**49,039**	**36,347**		**85,386**
Minority interest	11	19	–19		
Provisions					
Provisions for pensions and similar obligations	12	286	–286		
Provisions for deferred tax	12, 13	239	–239		
Other provisions	12, 14	517	–517		
Total provisions		1,042	–1,042		
Non-current liabilities					
Loans/long-term interest-bearing liabilities	15	29,418	840		30,258
Pensions and similar obligations	12		286		286
Deferred tax liabilities	12, 13		607		607
Other provisions				140	140
Other long-term liabilities	12, 14		535	–140	395
Total non-current liabilities		**29,418**	**2,268**		**31,686**
Current liabilities					
Loans/current interest-bearing liabilities	15	692	–1		691
Liabilities to associates	4	1	–1		
Trade payables		54			54
Tax liabilities		53			53
Other liabilities	4,16	1,043	16		1,059
Accrued expenses and prepaid income	17	2,007	–147		1,860
Total current liabilities		**3,850**	**–133**		**3,717**
TOTAL EQUITY AND LIABILITIES		**83,368**	**37,421**		**120,789**

Notes to adjustment items in the balance sheet

Note 9. Restricted reserves have been adjusted as a result of the transition to IFRS. The adjustment can be broken down as follows:

Revaluation reserve, property, plant and equipment (see Note 1)	649
Reserve, cash flow hedge	25
Net effect on restricted reserves	674

Note 10. Unrestricted reserves have been adjusted as a result of the transition to IFRS. The adjustment can be broken down as follows:

Fair value of shares and participations (see Note 2)	34,439
Interests in associates (see Note 3)	1,521
Fair value of inventories of shares (see Note 6)	39
Fair value of short-term investments (see Note 8)	3
Measurement of loans at fair value, hedge accounting (see Notes 5, 7, 9, 15 and 17)	–199
Tax effect of unrealized changes in value (see Note 13)	–116
Adjustment of carrying amount for employee stock options (see Note 14)	–15
Fair value of other financial instruments (see Note 16)	–18
Net effect on unrestricted reserves	35,654

Note 11. As a result of the transition to IFRS, minority interest is classified as equity.

Note 12. The heading "Provisions" is no longer used and these items have been transferred to long-term liabilities as follows:

Provisions for pensions and similar obligations, transferred in their entirety to a corresponding item under long-term liabilities	–286
Provisions for deferred tax, transferred in their entirety to deferred tax (see also Note 13)	–239
Other provisions, transferred in their entirety to other liabilities	–517
Total transfers	–1,042

Note 13. Revaluations at fair value resulted in deferred tax liabilities as follows:

Revaluation reserve, property (see Note 1)	252
Measurement at fair value, shares and participations	105
Measurement at fair value, inventories of shares and participations	11
Total effect, deferred tax liabilities	368
Add: Transfer from provisions according to Note 12	239
Total deferred tax liabilities	607

Note 14. Other liabilities have been affected by transfers and adjustments as follows:

Transfer from provisions, see Note 12	517
Adjustment of provision for employee stock options reported according to new accounting principles	15
Measurement of other financial instruments at fair value	3
Total effect, other liabilities	535

Note 15. The value of the debt portfolio has been adjusted as a result of the transition to IFRS. Where practicable, hedge accounting is applied. Liabilities that do not qualify for hedge accounting are measured at amortized cost and all derivatives are measured at fair value. The effect of raised loans and related derivatives valued at fair value amounts to SEK 839 m. and is reflected on the liability side of the opening IFRS balance sheet.

Note 16. The adjustment of other liabilities is related to the fact that short positions in the active portfolio management activities are measured at fair value in accordance with IFRS.

Note 17. According to previously applied accounting principles, premiums and discounts on loans, investments and related derivatives were recognized as prepaid expenses. After the transition to IFRS these are recognized as part of the value of the underlying instrument. The effect on the opening IFRS balance sheet is SEK -147 m.

Audit Report

To the Annual Meeting of the Shareholders of Investor AB
Corporate identity number 556013-8298

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Investor AB for the year 2005. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRS as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRS as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual Meeting of Shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 24, 2006

KPMG Bohlins AB

Carl Lindgren
Authorized Public Accountant

Ernst & Young AB

Jan Birgerson
Authorized Public Accountant

Ten-Year Summary

Investor Group[1]

SEK m.	1996	1997	1998	1999	2000[2]	2001	2002	2003	2004	2005	Annual average growth 5/10 years, %
Total assets	68,931	84,499	109,468	172,172	154,561	129,366	79,227	103,656	108,168	134,403	
Net cash/Net debt	9,949	3,910	–15,966	–18,913	–10,128	–11,082	–16,358	–20,593	–16,082	–223	
Net asset value	78,880	88,409	93,502	153,259	144,433	118,284	62,869	83,063	92,086	134,180	
Leverage, %	–14	–5	15	11	7	9	21	20	15	0	
Equity/assets ratio, %	73	68	84	87	87	85	72	71	73	83	
Condensed balance sheet											
Cash and short-term investments	15,017	10,991	138	1,020	5,723	3,371	5,361	9,803	12,128	23,111	
Other assets included in net debt	–	–	–	–	–	–	–	–	837	1,440	
Other assets[3]	92,710	118,117	111,250	174,856	159,412	135,095	82,475	107,589	112,409	137,817	
Shareholders' equity[3]	77,517	87,049	92,113	151,912	144,303	118,284	62,869	83,063	92,086	134,180	
Convertible debenture loans	1,363	1,360	1,389	1,347	130	–	–	–	–	–	
Interest-bearing liabilities	5,068	7,081	16,104	19,933	15,851	14,453	21,719	30,396	29,047	24,774	
Other liabilities[3]	23,779	33,618	1,782	2,684	4,851	5,729	3,248	3,933	4,241	3,414	
Balance sheet total[3]	107,727	129,108	111,388	175,876	165,135	138,466	87,836	117,392	125,374	162,368	
Dividend paid to Parent Company shareholders	1,908	1,909[4]	2,100	2,596[4]	4,218[4]	4,219[4]	2,608[4]	1,726	1,726	2,685[5]	
Net profit for the year attributable to Parent Company shareholders	11,102	3,511	5,005	9,226	14,812	2,935	–1,379	–169	8,736	43,842	
Market value, core investments	61,325	80,880	88,923	150,060[6]	130,844	110,518	63,304	85,841	87,408	115,419	
Dividends received, core investments	1,804	1,683	1,841	2,184	2,090	2,351	1,741	1,665	1,574	2,163	
Change in value, core investments	34,443[7]	8,917[7]	21[7]	62,928[7]	–8,638	–18,751	–44,120	24,052	8,007	37,424	
Growth in value, core investments, %	38[8]	19	1[8]	60[6][8]	–5	–17	–44	35	10	45	
Total return, core investments, %	42[8]	21	7[8]	62[6][8]	–3	–15	–42	38	12	48	
Divestments, core investments	18,800[7]	4,141[7]	4,070[7]	11,292[7]	13,838	13,556	2,995	1,891	7,733	10,570	
Investments, core investments	9,739[9]	11,593	6,209[9]	10,251[6]	1,304	15,095	4,749	1,962	1,509	1,157	
Number of shares, millions[10][11]	800.0	800.0	800.8	800.8	767.2	767.2	767.2	767.2	767.2	767.2	
Basic earnings per share, SEK[10]	15.60	4.60	6.55	12.08	19.38	3.83	–1.80	–0.22	11.39	57.15	
Diluted earnings per share, SEK[10][11]	13.77	4.49	6.35	11.62	18.59	3.83	–	–	11.37	57.02	
Administrative cost as a % of net asset value	0.7	0.8	0.9	0.5	0.5	0.6	0.7	0.7	0.5	0.4	
Cash flow per share[10]	14.34	–5.27	–6.34	1.16	6.15	–3.09	2.65	5.84	–0.52	–0.28	
Equity per share, SEK[10][11]	46	49	49	61	79	80	69	64	120	175	
Return on equity, %	36	10	13	22	27	5	–2	0	10	39	
Basic net asset value per share, SEK[10]	103	116	122	201	189	154	82	108	120	175	
Diluted net asset value per share, SEK[10][11]	99	111	117	191	188	154	82	108	120	175	–1%/11%
Growth in net asset value, %	54	12	6	64	–3	–18	–47	32	11	46	
Share price on December 31, SEK[10][12]	75.25	96.75	91.50	120.00	141.00	114.50	52.00	69.50	84.50	139.00	0%/10%
Market capitalization on December 31, SEK	57,558	73,867	69,162	91,828	107,822	87,686	39,893	53,007	64,826	106,326	
Discount to net asset value, %	24	12	22	37	25	26	37	36	30	21	
Dividend per share, SEK[10]	2.50	2.50[4]	2.75	3.40[4]	5.50[4]	5.50[4]	3.40[4]	2.25	2.25	3.50[5]	–9%/5%
Yield, %	3.3	2.6	3.0	2.8	3.9	4.8	6.5	3.2	2.7	2.5	
Total return, Investor shares, %	60	32	–1	35	20	–15	–52	43	25	68	4%/15%
Total annual turnover rate, Investor shares, %[12]	102	53	67	79	81	69	101	168	121	130	
SIXRX (return index), %	43	28	13	70	–11	–15	–36	34	21	36	
OMXS30 index, %[13]	39	28	17	71	–12	–20	–42	29	17	29	

See page 92 for definitions.

1) 1996-1997: Including Saab AB.
1996-2002: Equity and net income per year have been recalculated in accordance with the equity method.
2004-2005: As of 2005, International Financial Reporting Standards (IFRS) are being applied. Comparative figures for 2004 have been recalculated in accordance with the new principles. Figures from earlier years have not been recalculated.

2) Investor's own holding of convertible debenture loans was retired in 2001. Comparative figures for 2000 have been adjusted to take this into account.

3) Periods up to and including 2003 (before the transition to accounting in accordance with IFRS) include surplus value items.

4) 1997: One purchase right for shares in Saab AB valued at SEK 2.50/share was issued in addition to the ordinary dividend.
1999: A definitive dividend of SEK 3.40/share, of which SEK 0.40 was an extra dividend.
2000: A definitive dividend of SEK 5.50/share, of which SEK 2.50 was an extra dividend.
2001: A definitive dividend of SEK 5.50/share, of which SEK 2.50 was an extra dividend.
2002: A definitive dividend of SEK 3.40/share, of which SEK 1.15 was an extra dividend.

5) Proposed dividend of SEK 3.50/share.

6) In accordance with a decision in 2000, the holding in Volvo for 1999 was reclassified as "Other Holdings".

7) 1996: Pertains to the sale of 55 percent of Scania.
1997: Additional amount of SEK 80 m. relating to the sale of Scania.
1998: Including the sale of 35.1 percent of Saab AB.
1999: Including the sale of Scania shares through the exercise of issued warrants.

8) 1996: Excluding Scania.
1998: Excluding Saab AB.
1999: Excluding Scania shares covered by warrants.

9) 1996: Of which SEK 9,342 m. pertains to the 51.9 million Scania shares added to the Core Holdings.
1998: Of which SEK 627 m. pertains to the 21.6 million Saab shares added to the Core Holdings.

10) 1996–1998 adjusted for issues and splits.

11) 1996–1999 after full conversion.

12) Pertains to unrestricted class B shares.

13) Former OMX index.

Definitions

Basic earnings per share
Net income for the year attributable to the Parent Company's shareholders as a percentage of the weighted average number of shares.

Basic net asset value per share
Net asset value per share as a percentage of the total number of shares at year-end.

Cash flow per share
Cash flow for the year as a percentage of the weighted average number of shares.

Change in net asset value
Net asset value per share at year-end as a percentage of net asset value at the beginning of the year.

Change in value, Core Investments
Change in market value (adjusted for net changes) as a percentage of opening market value (adjusted for net changes).

Correlation
A way of quantifying the degree of covariance between two assets.

Diluted earnings per share
Net income for the year attributable to the Parent Company's shareholders, plus interest expenses after tax related to convertible debenture loans, as a percentage of the weighted average number of shares after full conversion and adjusted for the effect of share-based payments.

Diluted net asset value per share
Net asset value per share as a percentage of the total number of shares at year-end after full conversion and adjusted for the effect of share-based payments.

Discount to net asset value
The difference between net asset value and market capitalization as a percentage of net asset value. If market capitalization is lower than net asset value, the share is traded at a discount. If market capitalization is higher, it is traded at a premium. Also called the investment company discount.

Dividend payout ratio
Dividends paid as a percentage of dividends received.

Equity/assets ratio
Shareholders' equity and convertible debenture loans as a percentage of total assets.

Equity per share
Equity including convertible debenture loans as a percentage of the number of shares on the balance sheet date after full conversion.

Industrial holding company
A company whose task is basically to offer shareholders the possibility to spread their risks, through well-distributed holdings of securities, and whose shares are owned to a large extent by a large number of natural persons.

IRR (Internal Rate of Return)
Annual average return calculated as the internal interest rate at which the present value of all cash flows for an investment is equal to zero.

Leverage
Net debt/Net cash as a percentage of total assets.

Market cost of capital
Defined as the risk-free interest rate plus the market's risk premium.

Mezzanine financing
Intermediate stage of financing combining the characteristics of debt and equity financing.

Net asset value
The market value of total assets less net debt (corresponds to equity).

Net cash/Net debt
Interest-bearing current and long-term liabilities, including pension liabilities, less liquid funds, short-term investments and interest-bearing current and long-term receivables.

Net income for the year
Income after tax.

Private placement
Unlisted offer made directly to a selected group of investors.

Return on equity
Net income for the year as a percentage of average shareholders' equity.

Risk-free interest rate
The interest earned on an investment in government bonds. In the calculation, Investor has used SSVX 90 days.

Risk premium
The surplus yield above the risk-free interest rate that an investor requires to compensate for the higher risk in an investment in shares.

Sharpe ratio
A way of adjusting the return of an asset based on the risk that the asset carries. The Sharpe ratio is measured as the surplus yield above the risk-free interest rate, divided by the volatility of the asset.

SIX's Total Return Index, SIXRX
A stock index for the Stockholm Stock Exchange (Stockholmsbörsen) calculated on share price change and reinvested dividends.

Total assets
Total assets less asset items included in net debt and less non-interest-bearing liabilities.

Total return
Sum of share price changes including reinvested dividends.

Total return, Core Investments
Change in market value (adjusted for net changes) plus dividends received as a percentage of opening market value (adjusted for net changes).

Turnover rate
Number of shares traded during the year as a percentage of the total number of shares outstanding.

Value at risk (VaR)
The largest loss that a position or a portfolio of positions can incur during a given period of time and with a predetermined probability.

Volatility
A measure of the variability in an asset's return. Volatility is usually measured as a standard deviation in the return of an asset during a certain given period of time.

Production: Investor AB and Addira AB. Photography: Magnus Carlsson. Printing: AlfaPrint, Sweden, 2006. Paper: Galerie Art Silk 115 g/250 g.

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